As filed with the Securities and Exchange Commission on July 25, 2025

Securities Act File No. 333-266053

Investment Company Act File No. 811-23815

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.

☒ POST-EFFECTIVE AMENDMENT NO. 3

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ AMENDMENT NO. 7

CALAMOS AKSIA ALTERNATIVE CREDIT AND INCOME FUND

(Exact name of Registrant as Specified in Charter)

2020 Calamos Court

Naperville, Illinois 60563

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (630) 245-7200

Calamos Advisors LLC

2020 Calamos Court

Naperville, Illinois 60563

(Name and Address of Agent for Service)

Copies to:

Erik D. Ojala

Calamos Advisors LLC

2020 Calamos Court

Naperville, Illinois 60563

Maya Fishman, Esq.

Aksia LLC

599 Lexington Avenue, 37th Floor

New York, NY 10022

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

Approximate Date of Commencement of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with dividend or interest reinvestment plans.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)

☒	on August 1, 2025 pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	On (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act.

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 (the “Amendment”) to the Registration Statement on Form N-2 (File Nos. 333-266053 and 811-23815) of Calamos Aksia Alternative Credit and Income Fund (the “Registrant”) is being filed pursuant to 486(b) under the Securities Act. This Amendment is organized as follows: (a) Prospectus; (b) Statement of Additional Information; and (c) Part C Information relating to the Registrant.

PROSPECTUS

Calamos Aksia Alternative Credit and Income Fund
Shares of Beneficial Interest

Class A Shares
Class C Shares
Class I Shares
Class M Shares

August 1, 2025

Calamos Aksia Alternative Credit and Income Fund (the "Fund") is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end management investment company that is operated as an interval fund. The Fund is offering through this Prospectus four separate classes of shares of beneficial interest ("Shares") designated as Class A ("Class A Shares"), Class C ("Class C Shares"), Class I ("Class I Shares") and Class M ("Class M Shares"). The Fund's investment advisor is Calamos Advisors LLC (the "Advisor" or "Calamos") and the Fund's sub-advisor is Aksia LLC (the "Sub-Advisor" or "Aksia" and together, the "Advisors").

Investment Objectives. The Fund's investment objectives are to seek attractive risk-adjusted returns and high current income. There can be no assurance that the Fund will achieve its investment objectives.

Interval Fund. The Fund is designed primarily for long-term investors and not as a trading vehicle. The Fund is an "interval fund" (defined below) pursuant to which it, subject to applicable law, will conduct quarterly repurchase offers for between 5% and 25% of the Fund's outstanding Shares at net asset value ("NAV"). Under normal market conditions, the Fund currently intends to offer to repurchase 5% of its outstanding Shares at NAV on a quarterly basis. In connection with any given repurchase offer, it is possible that a repurchase offer may be oversubscribed, with the result that Fund shareholders ("Shareholders") may only be able to have a portion of their tendered Shares repurchased. The Fund does not currently intend to list its Shares for trading on any national securities exchange. The Shares are, therefore, not readily marketable. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to provide a measure of liquidity to Shareholders, you should consider the Shares to have limited liquidity. See "Types of Investments and Related Risks — Repurchase Offers" beginning on page 74 of this Prospectus.

The Board of Trustees (the "Board") has established a deadline by which the Fund must receive repurchase requests in response to a repurchase offer. Quarterly repurchases occur in the months of March, June, September, and December. Quarterly repurchase offers commenced on August 4, 2023. Written notification of each quarterly repurchase offer (the "Repurchase Offer Notice") will be sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the "Repurchase Request Deadline"); however, the Fund will seek to provide such Repurchase Offer Notice earlier but no more than 42 calendar days before the Repurchase Request Deadline. The NAV will be calculated on the repurchase pricing date, which will be no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the "Repurchase Pricing Date"). The Fund will distribute payment to Shareholders within seven calendar days after the Repurchase Pricing Date. See "Share Repurchase Program" beginning on page 86 of this Prospectus.

Principal Investment Strategies. The Fund seeks to achieve its investment objectives by primarily investing across the private credit asset class ("Private Credit"), with the remainder of the Fund's assets invested in one or more liquid alternative investment strategies, which seek to outperform cash yields. Private Credit is funding that is provided to companies that is not sourced from public markets (such as proceeds raised from the sale of listed equities and publicly traded bonds). The Fund may invest in additional strategies in the future.

Under normal circumstances, the Fund invests at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in credit and income related instruments. Credit and income related instruments may include the following: (a) senior secured term loans, including direct unrated private first lien and unitranche loans typically collateralized by corporate or asset-backed collateral; (b) privately originated hybrid securities (including income producing preferred equity securities); (c) companies and/or private investment funds (private funds that are excluded from the definition of "investment company" pursuant to Sections 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act) that primarily hold loans or credit-like instruments, including private funds purchased on a secondary basis; (d) privately originated unrated mezzanine and subordinated loans typically issued by companies or special purpose vehicles ("SPVs") collateralized with corporate and asset-backed collateral; (e) middle market and broadly syndicated collateralized loan obligations ("CLOs"); (f) unlisted and listed business development companies ("BDCs") that primarily invest in Private Credit loans; (g) high yield bonds ("junk bonds"), broadly syndicated levered loans, rated and unrated notes and investment grade rated corporate debt and securitized credit (residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS")); and (h) warehouse and backstop facilities, asset-backed securities, leases, royalties, funding agreements, litigation and other claims, insurance-related assets, and equity investments in private specialty finance companies, etc. The Fund's investments will vary in credit quality, maturity length and duration and are unlikely to be rated by a nationally recognized statistical ratings organization ("NRSRO"). The Fund's investments in private funds that are excluded from the definition of "investment company" pursuant to Sections 3(c)(1) or 3(c)(7) of the 1940 Act will be limited to no more than 15% of the Fund's net assets.

The Fund may make non-U.S. investments, including those that are not denominated in U.S. dollars. In certain cases, the currency fluctuations of investments may be hedged through the use of currency derivatives or other instruments.

The Fund utilizes multiple sourcing partners to originate investments. The Advisors believe that this approach can provide the Fund with a wide range of potential investments and exposure across the Private Credit asset class with respect to sectors, strategies, industries, geographies, and investment structures. This allows the Advisors the ability to dynamically allocate new investments based on a number of potential factors, including relative value considerations.

The Fund may invest a substantial portion of its assets in credit instruments that are rated below investment grade by credit rating agencies or that have no credit rating at all and would be rated below investment grade if they were rated. Credit instruments that are rated below investment grade (commonly referred to as "high yield" securities or "junk bonds") are regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. Because of the risks associated with investing in high yield securities, an investment in the Fund should be considered speculative.

Unlisted Closed-End Fund. An investment in the Fund is subject to, among others, the following risks:

•  There is not expected to be any secondary trading market in the Shares. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest within a specified timeframe.

•  Shareholders should not expect to be able to sell their Shares in a secondary market transaction regardless of how the Fund performs. An investment in the Fund is considered to be of limited liquidity.

•  Unlike most closed-end funds, the Shares are not listed on any securities exchange. The Fund provides limited liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%).

•  There is no assurance that monthly distributions paid by the Fund will be maintained at the targeted level or that dividends will be paid at all.

•  The Fund's distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

•  A return of capital to Shareholders is a return of a portion of their original investment in the Fund, and reduces the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold for an amount less than their original investment.

•  The Fund's distributions may arise as a result of expense reimbursements provided by the Advisor, which are subject to repayment by the Fund. Shareholders should understand that any such distributions are not based on the Fund's investment performance and can only be sustained if the Fund achieves positive investment performance in future periods and/or the Advisor continues to make such expense reimbursements. Shareholders should also understand that the Fund's future repayments will reduce the distributions that a Shareholder would otherwise receive.

Investing in Shares involves a high degree of risk. See "Types of Investments and Related Risks" beginning on page 34 of this Prospectus and "Types of Investments and Related Risks — Use of Leverage: Risk of Borrowing by the Fund" beginning on page 53 of this Prospectus.

The date of this Prospectus is August 1, 2025.

	Per Class A Share	Per Class C Share	Per Class I Share	Per Class M Share
Public Offering Price	Current NAV	Current NAV	Current NAV	Current NAV
Sales Load(1)	2.25%	—	—	—
Proceeds to the Fund (Before Expenses)(2)	Current NAV Minus Sales Charge	Current NAV	Current NAV	Current NAV

(1)  Generally, the stated minimum initial investment by an investor in the Fund is $2,500 with respect to Class A Shares and Class C Shares, $1,000,000 for Class I Shares and $10,000 with respect to Class M Shares, which stated minimum may be reduced for certain investors. Investors purchasing Class A Shares may be charged a front-end sales load of up to 2.25% of the investor's net purchase. The table assumes the maximum sales load is charged. Class C Shares, Class I Shares and Class M Shares are not subject to front-end sales loads. While Class M Shares are not charged a front-end sales load, if you purchase Class M Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.

(2)  Assumes all amounts currently registered are sold in the continuous offering. The Advisor and Sub-Advisor will also bear, for a three-year period from April 28, 2023, certain ongoing offering costs on a 50/50 basis associated with the Fund's continuous offering. Pursuant to an expense limitation agreement (the "Expense Limitation Agreement") among the Fund, the Advisor and the Sub-Advisor, the Fund will be obligated to reimburse the Advisor and Sub-Advisor on a 50/50 basis for any such payments, subject to certain limitations. See "Fund Expenses."

Structure. The Fund does not currently intend to list its Shares for trading on any securities exchange and does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. To provide some liquidity to Shareholders, the Fund is structured as an "interval fund" and conducts periodic repurchase offers for a portion of its outstanding Shares, as described below. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares.

Advisor and Sub-Advisor. The investment advisor to the Fund is Calamos. The sub-advisor to the Fund is Aksia. The Advisor and the Sub-Advisor are each registered as an investment advisor with the U.S. Securities and Exchange Commission (the "SEC") under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Advisor oversees the allocation of the portion of the Fund's assets which the Sub-Advisor is responsible for investing.

Securities Offered. The Fund is offering its Shares on a continuous basis. While Class M Shares are not charged a front-end sales load, if you purchase Class M Shares through certain financial firms, such firms may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. The minimum initial investment with respect to Class A Shares and Class C Shares is $2,500 for all accounts; subsequent investments may be made with at least $100. The minimum initial investment with respect to Class M Shares is $10,000; subsequent investments may be made with at least $100, except for purchases made pursuant to the Fund's dividend reinvestment plan or as otherwise permitted by the Fund. With respect to Class I Shares, the minimum initial investment is $1,000,000 for all accounts; subsequent investments may be made in any amount. The Fund reserves the right to waive investment minimums. Shares are being offered through Calamos Financial Services LLC (the "Distributor") at an offering price equal to the Fund's then-current NAV per Share, plus any applicable sales load.

The Fund has adopted a "Distribution and Shareholder Services Plan" with respect to its Class A, Class C and Class M Shares under which the Fund may compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund's transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Advisor may reasonably request. Under the Distribution and Shareholder Services Plan, the Fund, with respect to Class A, Class C and Class M, may incur expenses on an annual basis equal to 0.25%, 1.00% and 0.75%, respectively, of its average daily net assets. With respect to Class A Shares, the entire fee is characterized as a "shareholder service fee." With respect to Class C Shares, up to 0.25% of the fee is characterized as a "shareholder service fee" and the remaining portion is characterized as a "distribution fee." With respect to Class M Shares, the entire fee is characterized as a "distribution fee."

This Prospectus provides the information that a prospective investor should know about the Fund before investing. Investors are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information about the Fund, dated August 1, 2025 (the "Statement of Additional Information"), has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus. The Statement of Additional Information and the Fund's annual and semi-annual reports and other information filed with the SEC, can be obtained upon request and without charge by writing to the Fund at Calamos Aksia Alternative Credit and Income Fund, c/o UMB Fund Services, Inc., or by calling toll-free 1.888.882.8829. Investors may request the Fund's Statement of Additional Information, annual and semi-annual reports and other information about the Fund or make Shareholder inquiries by calling 1.888.882.8829 or by visiting www.calamos.com. In addition, the contact information provided above may be used to request additional information about the Fund and to make Shareholder inquiries. The Statement of Additional Information, other material incorporated by reference into this Prospectus and other information about the Fund is also available on the SEC's website at sec.gov. The address of the SEC's website is provided solely for the information of prospective investors and is not intended to be an active link.

The Advisor and the Fund rely on exemptive relief to, among other things, (i) designate multiple classes of Shares; (ii) impose on certain of the classes an early withdrawal charge and schedule waivers of such; (iii) impose class specific annual asset-based distribution fees on the assets of the various classes of Shares to be used to pay for expenses incurred in fostering the dividend of the Shares of the particular class; and (iv) to participate in certain privately negotiated co-investment transactions alongside certain other funds that are advised by the Advisor, the Sub-Advisor or their respective affiliates, subject to the satisfaction of certain conditions, including (i) that a majority of the Trustees of the Board who have no financial interest in the co-investment transaction and a majority of the Independent Trustees pre-approve the co-investment, and (ii) that the price, terms and conditions of the co-investment will be identical for each fund participating in a transaction pursuant to the exemptive relief.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

i

SUMMARY OF TERMS

This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this Prospectus and the Statement of Additional Information.

The Fund

The Fund is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company. The Fund is operated as an "interval fund" (as defined below).

The Fund offers four separate classes of Shares designated as Class A Shares, Class C Shares, Class I Shares and Class M Shares, all of which are offered by this Prospectus. The Fund may offer additional classes of Shares in the future.

The Advisor

Calamos serves as the Fund's investment advisor. The Advisor is registered as an investment advisor with the SEC under the Advisers Act.

The Sub-Advisor

Aksia serves as the Fund's sub-advisor. The Sub-Advisor is registered as an investment advisor with the SEC under the Advisers Act.

Investment Objectives

The Fund's investment objectives are to seek attractive risk-adjusted returns and high current income. There can be no assurance that the Fund will achieve its investment objectives.

Investment Opportunities and Strategies

The Fund seeks to achieve its investment objectives by primarily investing across the Private Credit asset class, with the remainder of the Fund's assets invested in one or more liquid alternative investment strategies, which seek to outperform cash yields. Private Credit is funding that is provided to companies that is not sourced from public markets (such as proceeds raised from the sale of listed equities and publicly traded bonds). The Fund may invest in additional strategies in the future.

Under normal circumstances, the Fund invests at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in credit and income related instruments. Credit and income-related instruments may include the following: (a) senior secured term loans, including direct unrated private first lien and unitranche loans typically collateralized by corporate or asset-backed collateral; (b) privately originated hybrid securities (including income producing preferred equity securities); (c) companies and/or private investment funds (private funds that are excluded from the definition of "investment company" pursuant to Sections 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act) that primarily hold loans or credit-like instruments, including private funds purchased on a secondary basis; (d) privately originated unrated mezzanine and subordinated loans typically issued by companies or SPVs collateralized with corporate and asset-backed collateral; (e) middle market and broadly syndicated CLOs; (f) unlisted and listed BDCs that primarily invest in Private Credit loans; (g) high yield bonds ("junk bonds"), broadly syndicated levered loans, rated and unrated notes and investment grade rated corporate debt and securitized credit (RMBS, CMBS and ABS); and (h) warehouse and backstop facilities, asset-backed securities, leases, royalties, funding agreements, litigation and other claims, insurance-related assets, and equity investments in private specialty finance companies, etc. The Fund's investments will vary in credit quality, maturity length and duration and are unlikely to be rated by an NRSRO. The Fund's investments in private funds that are excluded from the definition of "investment company" pursuant to Sections 3(c)(1) or 3(c)(7) of the 1940 Act will be limited to no more than 15% of the Fund's net assets.

The Fund may make non-U.S. investments, including those that are not denominated in U.S. dollars. In certain cases, the currency fluctuations of investments may be hedged through the use of currency derivatives or other instruments.

The Fund utilizes multiple sourcing partners to originate investments. The Advisors believe that this approach can provide the Fund with a wide range of potential investments and exposure across the Private Credit asset class with respect to sectors, strategies, industries, geographies, and investment structures. This allows the Advisors the ability to dynamically allocate new investments based on a number of potential factors, including relative value considerations.

Private Credit — Direct Lending. Through its direct lending strategies, the Fund may invest directly in or indirectly in privately originated unrated senior secured term loans (typically first lien or "unitranche" loans) to predominantly middle market companies to facilitate buyouts, refinancings or recapitalizations, growth initiatives, and other corporate uses. Generally, the term "middle market" refers to companies with approximately $10 million to $100 million of earnings before interest, taxes, depreciation, and amortization ("EBITDA").

Private Credit — Distressed Debt and Special Situations. Through its distressed debt and special situations strategies, the Fund may opportunistically seek to invest in obligations across the capital structure (including secured debt, senior and subordinated unsecured debt, convertible debt obligations, preferred stock and public and private equity) associated with corporate distressed transactions, real estate distressed transactions, non-performing loan portfolio purchases ("NPLs"), as well as new debt financings to stressed borrowers (capital solutions). Returns for distressed and special situation strategies will generally be driven by the purchase discounts to par value of the acquired debt along with contractual income payments and potentially other opportunities to increase returns such as equity participations.

Private Credit — Specialty Finance. Through its specialty finance strategies, the Fund may invest in privately originated senior secured "re-discount" loans (lending against pools of loans at a discount to estimated fair value), asset-backed securities and loans, and subordinated and/or hybrid transactions that may be collateralized by different, non-corporate collateral types and other types of loans. Specialty finance transactions may also include the direct purchases of small balance whole loans, as well as debt or equity investments in asset management platforms. Specialty finance investments are expected to provide collateral diversification and potentially introduce less correlated exposure to the Fund.

Private Credit — Real Estate Credit. Through its real estate credit strategies, the Fund may invest in privately originated senior secured and subordinated and/or hybrid loans collateralized by real estate. Real estate loans can include, but are not limited to, transitional loans, core loans, bridge loans, non-qualified mortgage loans, single family rental ("SFR") loans, residential NPLs, and mortgage servicing rights.

Private Credit — Real Assets Credit. Through its real assets credit strategies, the Fund may invest in privately originated, typically subordinated and/or hybrid loans (i.e., holding company loans subordinated to operating company debt, mezzanine loans, leases) collateralized by, but not limited to, infrastructure, energy companies and projects, transportation and equipment assets, metals and mining companies and projects, and agriculture.

Private Credit — Mezzanine. Through its mezzanine strategies, the Fund may invest in unsecured loans including unitranche last-out, second lien, mezzanine, and other subordinated debt with features of both debt and equity. Transactions will typically be secured by middle market companies looking to effectuate buyout transactions and/or recapitalizations or refinancings but may feature a variety of underlying collateral types.

Liquid Alternative Strategies. Through its liquid alternative strategies, the Fund seeks to achieve maximum current income while maintaining a low correlation to the fluctuations of the U.S. equity market as a whole by investing in (i) equities, (ii) convertible securities (including synthetic convertible securities) of U.S. companies without regard to market capitalization, and (iii) employing short selling and entering into total return swaps to enhance income and hedge against market risk. The convertible securities in which the Fund may invest may be either debt securities or preferred stocks that can be exchanged for common stock. The average term to maturity of the convertible securities purchased will typically range from two to ten years.

The Fund may seek to generate income from option premiums by writing (selling) options. This would include the use of both call and put options. The Fund may write call options (i) on a portion of the equity securities (including securities that are convertible into equity securities) in the portfolio and (ii) on broad-based securities indexes (such as the S&P 500 or MSCI EAFE Indexes) or exchange-traded funds ("ETFs").

In addition, to seek to offset some of the risk of a potential decline in value of certain long positions, the Fund may also purchase put options on individual securities, broad-based securities indexes (such as the S&P 500), or ETFs.

In connection with these liquid alternative strategies, the Fund may invest in high yield fixed-income securities (often referred to as "junk bonds"), obligations of U.S., state, and local governments, their agencies and instrumentalities; mortgage-backed and asset-backed debt securities (including to be announced securities ("TBAs")); corporate debt securities, repurchase agreements, convertible securities, money market instruments, Treasury Bills, and other securities believed to have debt-like characteristics (such as preferred securities and corporate loans and related assignments and participations). The Fund may invest in liquid alternative strategies, including but not limited to, stocks, rights, warrants, and other securities.

The Fund may also employ a merger arbitrage strategy that seeks to exploit market inefficiencies related to merger and acquisition activity by investing in shares of target companies in these proposed transactions. Given the uncertainty as to whether each such transaction will be approved and the length of time it will take to finalize the deal, the stock of a target company typically sells at a price below the announced acquisition price. The strategy seeks to generate gains as the merger or acquisition is completed. To the extent the transaction proceeds of a proposed merger or acquisition includes stock of the acquirer, the Fund will typically hedge its long position in a target company by shorting the stock of the acquiring company. In addition, the Fund may engage in active and frequent trading of portfolio securities. The Fund may also invest in ETFs.

Other Investment Strategies. The Fund may invest in notes, bills, debentures, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common stock and other equity securities incidental to the purchase or ownership of a credit investment or in connection with a reorganization of a borrower. The Fund may utilize derivative instruments to achieve its investment objectives. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The debt securities described above may include mortgage-backed, mortgage-related and other asset-backed securities, which directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans, real property, or other assets such as car loans or aviation financing.

Foreign Instruments. The Fund may make investments in non-U.S. entities, including issuers in emerging markets. Emerging market countries are countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, and most countries located in Western Europe. The Fund reserves the right to purchase securities that are foreign currency denominated. Some non-U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers. Factors considered in determining whether an issuer may be deemed to be from a particular foreign country or geographic region include, among others, the issuer's principal trading market, the country in which the issuer was legally organized, and whether the issuer derives a substantial portion of its operations or assets from a particular country or region or derives a substantial portion of its revenue or profits from businesses, investments or sales outside of the United States.

Illiquid and Restricted Securities. The Fund invests in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.

Cash and Short-Term Investments. The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic, or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.

Leverage

The Fund may borrow money in connection with its investment activities — i.e., the Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility or other similar arrangement to achieve its investment objectives. The Fund may use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund's assessment of market conditions and the investment environment. There can be no assurance that the Fund will use leverage or that its leveraging strategy will be successful during any period in which it is employed. The Fund will be limited in its ability to borrow (or guarantee other obligations) by the 1940 Act requirement that a registered investment company must satisfy an "asset coverage" requirement of 300% of its indebtedness, including amounts borrowed (including through one or more wholly-owned subsidiaries of the Fund), measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company's total indebtedness may not exceed 33% the value of its total assets (including the indebtedness). The Fund currently expects to employ leverage representing approximately 10-25% of the Fund's total assets.

On July 17, 2023, the Fund entered into a senior secured credit agreement (the "Secured Credit Facility") with PNC Capital Markets LLC as a lead arranger, PNC Bank, National Association ("PNC") as administrative agent and syndication agent and with certain lenders from time to time as parties thereto (the "Lenders"), as amended by that certain first amendment thereto, dated as of July 10, 2024, that certain second amendment thereto, dated as of March 28, 2025, and that certain third amendment thereto dated July 11, 2025 and as further amended, supplemented or modified from time to time. The Secured Credit Facility provides for borrowings on a committed basis in an aggregate principal amount up to $150,000,000, which amount may be increased from time to time upon mutual agreement by the parties, not to exceed $400,000,000. The Secured Credit Facility matures on July 13, 2026.

Board of Trustees

The Board, including a majority of the members of the Board (each, a "Trustee") that are considered independent and are not "interested persons" (as defined in the 1940 Act) of the Fund, the Advisor or the Sub-Advisor (collectively, the "Independent Trustees"), oversees and monitors the Fund's management and operations. See "Management of the Fund."

Investment Management Fee

Pursuant to the investment advisory agreement, dated as of April 28, 2023 (the "Investment Advisory Agreement"), by and between the Fund and the Advisor, and in consideration of the advisory services provided by the Advisor to the Fund, the Advisor is entitled to an investment management fee (the "Investment Management Fee") payable monthly in arrears and accrued daily based upon the Fund's average daily net assets at an annual rate of 1.25%. In addition, pursuant to the sub-advisory agreement between the Advisor and Aksia (the "Sub-Advisory Agreement"), the Advisor pays Aksia a sub-advisory fee (the "Sub-Advisory Fee") payable monthly in arrears and accrued daily based upon the Fund's average daily net assets at an annual rate of 0.625%. The Investment Management Fee paid to the Advisor will be paid out of the Fund's assets and the Sub-Advisory Fee will be paid out of the Investment Management Fee. The Investment Management Fee is paid before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund.

The Advisor and Sub-Advisor are obligated to pay their respective expenses associated with providing the investment advisory services outlined in the Investment Advisory Agreement and Sub-Advisory Agreement or as otherwise agreed between the Advisor, the Sub-Advisor, and the Fund (to the extent applicable), including compensation of and office space for its officers and employees connected with investment and economic research, trading, and investment management of the Fund.

The Board will periodically review the Investment Advisory Agreement and Sub-Advisory Agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided. If the Sub-Advisory Agreement is not continued by the Board or is terminated by the Board or the Advisor, the Investment Advisory Agreement shall be terminated at the time the Sub-Advisory Agreement is terminated.

The Advisor, the Sub-Advisor and the Fund have entered into the Expense Limitation Agreement under which the Advisor and Sub-Advisor have agreed contractually, on a monthly basis, to reimburse on a 50/50 basis between the Advisor and the Sub-Advisor the Fund's "Specified Expenses" in respect of each class of the Fund (each, a "Class") where "Specified Expenses" means all other expenses incurred in the business of the Fund and allocated to a Class, including the Fund's annual operating expenses, with the exception of (i) the Investment Management Fee (as defined herein), (ii) the Shareholder Servicing Fee (as defined herein), (iii) the Distribution Fee (as defined herein), (iv) certain costs associated with the acquisition, ongoing investment and disposition of the Fund's investments and unconsummated investments, including legal costs, professional fees, travel costs and brokerage costs, (v) acquired fund fees and expenses, (vi) dividend and interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (vii) taxes and costs to reclaim foreign taxes, and (viii) extraordinary expenses (as determined in the discretion of the Advisor and Sub-Advisor), to the extent that such expenses exceed 0.25% of the average daily net assets of such Class (the "Expense Limitation"). If, while the Advisor is the investment advisor to the Fund and the Sub-Advisor is investment sub-advisor to the Fund, the Fund's estimated annualized Specified Expenses in respect of a Class for a given month are less than the Expense Limitation, the Advisor and Sub-Advisor shall be entitled to reimbursement by the Fund on a 50/50 basis of the other expenses borne by the Advisor and Sub-Advisor on behalf of the Fund (the "Reimbursement Amount") during any of the previous thirty-six (36) months, but only to the extent that the Fund's estimated annualized Specified Expenses in respect of a Class are less than, for such month, the lesser of the Expense Limitation or any other relevant expense limit then in effect with respect to the Class, and provided that such amount paid to the Advisor and Sub-Advisor will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed. The Advisor and Sub-Advisor may recapture a Specified Expense in any year within the thirty-six (36) month period after the Advisor and Sub-Advisor bear the expense. See "Fund Expenses — Expense Limitation Agreement" for additional information. The Expense Limitation Agreement will remain in effect for a three-year period from April 28, 2023, unless and until the Board approves its modification or termination. Thereafter, the Expense Limitation Agreement may be renewed annually with the written agreement of the Advisor, the Sub-Advisor and the Fund. The Fund's obligation to make reimbursement payments shall survive the termination of the Expense Limitation Agreement. See "Fund Expenses."

Fund Accounting and Administration Expenses

Pursuant to an administration agreement (the "Administration Agreement") with UMB Fund Services, Inc. (the "Administrator"), the Administrator furnishes the Fund with clerical, bookkeeping and record keeping services. The Administrator also performs, or oversees the performance of, certain of the Fund's required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, being responsible for the financial records that the Fund is required to maintain, and preparing reports to the Fund's Shareholders and reports filed with the SEC. In addition, the Administrator generally oversees the payment of the Fund's expenses and the performance of administrative and professional services rendered to the Fund by others. In consideration for these services, the Fund pays the Administrator a fee based on the average net assets of the Fund (subject to certain minimums) and will reimburse the Administrator for out-of-pocket expenses. During the fiscal period ended March 31, 2025, the Fund paid the Administrator $373,227 in fees for these services. The Administration Agreement may be terminated by either party without penalty upon 90 days' written notice to the other party prior to the expiration of the initial term or any renewal date, as the case may be.

Distributions

The Fund's distribution policy is to make monthly distributions of the Fund's net investment income to Shareholders, which commenced on August 15, 2024. Prior to August 15, 2024, the Fund made quarterly distributions. The Fund intends to accrue distributions from its net investment income, if any, and distribute them monthly. See "Distributions."

The Board reserves the right to change the Fund's distribution policy from time to time.

Dividend Reinvestment Plan

The Fund will operate under a dividend reinvestment plan ("DRP") administered by UMB Fund Services, Inc. (the "Transfer Agent"). Pursuant to the DRP, the Fund's income dividends or capital gains or other distributions (each, a "Distribution" and collectively, "Distributions"), net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund.

Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the DRP on behalf of such participating Shareholder. A Shareholder who does not wish to have Distributions automatically reinvested may terminate its participation in the DRP by written instruction to that effect to the Transfer Agent, or to the Financial Intermediary through which the Shares are held. Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee).

For accounts on which the Transfer Agent controls this function, such written instructions must be received by the Transfer Agent at least five business days prior to the record date of the Distribution or the shareholder will receive such Distribution in Shares through the DRP. Any written request received later than such time may be processed by the Transfer Agent but is not guaranteed. For accounts held through a Financial Intermediary, Shareholders should contact such Financial Intermediary directly for specific instructions on the process and timing required to make such changes. Under the DRP, the Fund's Distributions to Shareholders are reinvested in full and fractional Shares. See "Distributions — Dividend Reinvestment Plan."

Purchases of Shares

The Fund's Shares are offered on a daily basis. Shares are being offered through the Distributor at an offering price equal to the Fund's then-current NAV per Share, plus any applicable sales load. Please see "Plan of Distribution" for purchase instructions and additional information.

With respect to Class A Shares and Class C Shares, the minimum initial investment is $2,500 for all accounts; subsequent investments may be made with at least $100, except for purchases made pursuant to the Fund's DRP or as otherwise permitted by the Fund. The minimum initial investment with respect to Class M Shares is $10,000; subsequent investments may be made with at least $100, except for purchases made pursuant to the Fund's DRP or as otherwise permitted by the Fund. With respect to Class I Shares, the minimum initial investment is $1,000,000 for all accounts; subsequent investments may be made in any amount. The Fund reserves the right to waive investment minimums. See "Distributions — Dividend Reinvestment Plan."

Plan of Distribution

The Distributor, located at 2020 Calamos Court, Naperville, IL 60563, serves as the Fund's principal underwriter and acts as the Distributor of the Fund's Shares on a best efforts basis, subject to various conditions. The Fund's Shares are offered for sale through the Distributor at a price equal to the then-current NAV per Share plus any applicable sales load. The Distributor also may enter into broker-dealer selling agreements with other broker dealers for the sale and distribution of the Fund's Shares. While Class M Shares do not impose a front-end sales charge, if you purchase Class M Shares through certain financial firms, such firms may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.

The Distributor is not required to sell any specific number or dollar amount of the Fund's Shares, but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund Shares.

The Fund has adopted a "Distribution and Shareholder Services Plan" with respect to its Class A, Class C and Class M Shares under which the Fund may compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund's transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Advisor may reasonably request. Under the Distribution and Shareholder Services Plan, the Fund, with respect to Class A, Class C and Class M, may incur expenses on an annual basis equal to 0.25%, 1.00% and 0.75%, respectively, of its average daily net assets. With respect to Class A Shares, the entire fee is characterized as a "shareholder service fee." With respect to Class C Shares, up to 0.25% of the fee is characterized as a "shareholder service fee" and the remaining portion is characterized as a "distribution fee." With respect to Class M Shares, the entire fee is characterized as a "distribution fee."

The Advisors or their affiliates, in the Advisors' discretion and from their own resources, may pay additional compensation to financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell Shares of the Fund (collectively, "Financial Intermediaries") in connection with the sale of Fund Shares (the "Additional Compensation"). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker's or dealer's registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker's or dealer's registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation. Payments of Additional Compensation may be fixed dollar amounts, be based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

ERISA Plans and Other Tax-Exempt Entities

Investors subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and other tax-exempt entities, including employee benefit plans, individual retirement accounts ("IRAs"), 401(k) plans and Keogh plans, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be "plan assets" of the ERISA plans investing in the Fund for purposes of ERISA's fiduciary responsibility and prohibited transaction rules. Thus, neither the Fund, the Advisor nor the Sub-Advisor will be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA plan that becomes a Shareholder, solely as a result of the ERISA plan's investment in the Fund. See "ERISA Considerations."

Unlisted Closed-End Interval Fund Structure

The Fund has been organized as a continuously offered, non-diversified closed-end management investment company that is operated as an interval fund. Closed-end funds differ from open-end funds (commonly known as mutual funds) in that investors in closed-end funds do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment. To provide some liquidity to Shareholders, the Fund is structured as an "interval fund" and conducts quarterly repurchase offers for a limited amount of the Fund's Shares (at least 5%).

The Fund believes that a closed-end structure is most appropriate for the Fund given the long-term nature of the Fund's strategy. The Fund's NAV per Share may be volatile. As the Shares are not traded, Shareholders will not be able to dispose of their Shares in the Fund, except through repurchases conducted through the share repurchase program, no matter how the Fund performs.

Share Classes

The Fund currently offers four different classes of Shares: Class A, Class C, Class I, and Class M Shares. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each Share class are different. The fees and expenses for the Fund are set forth in "Summary of Fees and Expenses." If you have hired an intermediary and are eligible to invest in more than one class of Shares, the intermediary may help determine which share class is appropriate for you. When selecting a Share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own Shares and the total costs and expenses associated with a particular Share class. See "Plan of Distribution."

Each investor's financial considerations are different. You should speak with your intermediary to help you decide which Share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

Valuations

The Board is responsible for the oversight of the valuation of the Fund's portfolio investments for which market quotations are not readily available, as determined in good faith pursuant to the Fund's valuation policy and consistently applied valuation process. Pursuant to Rule 2a-5 under the 1940 Act, the Board has designated the Advisor as its valuation designee to perform fair valuation determinations for the Fund with respect to all Fund investments.

The Board has delegated the day-to-day responsibility of implementing the portfolio valuation process set forth in the Fund's valuation policy to the Advisor and has authorized the Advisor to engage independent third-party pricing service providers and independent third-party valuation service providers if such services providers have been approved by the Board. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Board has adopted methods for determining the fair value of such securities and other assets. The Fund determines NAV per Share in accordance with the methodology described in the Fund's valuation policy. Valuations of Fund investments are disclosed in reports publicly filed with the SEC.

The Fund calculates the NAV of each class of its Shares on a daily basis. In addition, the Fund intends to publicly report the NAV per Share of each class of the Fund on its website on a daily basis. For information on the Fund's daily NAV, please call the Fund toll-free at 1.888.882.8829. As valuation designee, the Advisor is responsible for assessment and management of valuation risks, establishment and application of fair value methodologies, testing of fair value methodologies, and overseeing pricing services, as set forth in the Rule. The Advisor has adopted valuation procedures to govern the valuation of all Fund investments and is responsible for maintaining records in accordance with Rule 31a-4 under the 1940 Act.

The Advisor provides the Board with periodic reports, no less than quarterly, that discuss, among other things, the fair valuation of the Fund's assets, as applicable. The Advisor is responsible for the accuracy, reliability or completeness of any market or fair market valuation determinations made with respect to the Fund's assets. See "Determination of Net Asset Value."

Share Repurchase Program

The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund's Shares.

The Fund is an "interval fund," a type of fund which, to provide some liquidity to Shareholders, makes quarterly repurchase offers for between 5% and 25% of the Fund's outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offers are suspended or postponed in accordance with regulatory requirements (as discussed below). Under normal market conditions, the Fund currently intends to offer to repurchase 5% of its outstanding Shares at NAV on a quarterly basis. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities (as defined in the 1940 Act). Written notification of each quarterly repurchase offer

(the "Repurchase Offer Notice") is sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the "Repurchase Request Deadline"); however, the Fund will seek to provide such written notification earlier but no more than 42 calendar days before the Repurchase Request Deadline. The NAV will be calculated on the repurchase pricing date, which will be no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the "Repurchase Pricing Date"). The Fund's NAV may fluctuate between the date you submit your repurchase request and the Repurchase Request Deadline and may also fluctuate to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The Fund will distribute payment to Shareholders within seven calendar days after the Repurchase Pricing Date. The Fund's Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. In addition, the Fund's repurchase offers may subject the Fund and Shareholders to special risks. See "Types of Investments and Related Risks — Repurchase Offers."

Summary of Taxation

The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any net ordinary income or capital gains that is currently distributed as dividends for U.S. federal income tax purposes to Shareholders, as applicable. To qualify for and maintain its treatment as a RIC for U.S. federal income tax purposes, the Fund is required to meet certain specified source-of-income and asset diversification requirements, and is required to distribute dividends for U.S. federal income tax purposes of an amount at least equal to 90% of the sum of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses each tax year to Shareholders, as applicable. See "Distributions" and "Tax Aspects."

Fiscal Year

For accounting purposes, the Fund's fiscal year is the 12-month period ending on March 31.

Reports to Shareholders

As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to Internal Revenue Service ("IRS") reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

Risk Factors

An investment in the Fund involves a high degree of risk and other considerations and, therefore, should be undertaken only by investors capable of evaluating the risks of the Fund and bearing the risks it represents. Prospective investors should carefully consider the following factors, in addition to the matters set forth elsewhere in this Prospectus, prior to investing in the Fund. Below is a summary of some of the principal risks of investing in the Fund. For a more complete discussion of the risks of investing in the Fund, see "Types of

Investments and Related Risks." Investors should consider carefully the following principal risks and those risks set forth in the "Types of Investments and Related Risks" section before investing in the Fund.

•  Unlike most closed-end funds, the Fund's Shares will not be listed on any securities exchange;

•  Although the Fund has implemented a quarterly share repurchase program, there is no guarantee that an investor will be able to sell all of the Shares that the investor desires to sell. The Fund should therefore be considered to offer limited liquidity;

•  The capital markets may experience periods of disruption and instability, including as a result of events such as geopolitical events, natural disasters, or widespread pandemics or other adverse public health developments. Such market conditions may materially and adversely affect debt and equity capital markets, which may have a negative impact on the Fund's investments, business, and operations;

•  The Fund is exposed to risks associated with changes in interest rates;

•  The Fund's investments in securities and other obligations of companies that are experiencing distress involve a substantial degree of risk are generally considered speculative and may be subject to U.S. federal, state or non-U.S. bankruptcy laws or fraudulent transfer or conveyance laws;

•  Certain investments may be exposed to the credit risk of the counterparties with whom the Fund deals or of third-party contractual customers of such counterparties;

•  The valuation of securities or instruments that lack a central trading place (such as fixed-income securities or instruments) may carry greater risk than those that trade on an exchange;

•  The Fund's investments in certain portfolio companies may be risky. For the Fund's investments in senior secured lien loans, the collateral securing these investments may decrease in value or lose its entire value over time or may fluctuate based on the performance of the portfolio company which may lead to a loss in principal;

•  The Fund's investments may include securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "high yield" or "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal and may be particularly susceptible to economic downturns, which could cause losses;

•  Derivative investments have risks, including the imperfect correlation between the value of such instruments and the underlying assets of the Fund;

•  The Fund may be materially adversely affected by market, economic and political conditions globally and in the jurisdictions and sectors in which the Fund invests;

•  Non-U.S. securities may be traded in undeveloped, inefficient, and less liquid markets and may experience greater price volatility and changes in value — changes in foreign currency exchange rates may adversely affect the U.S. dollar value of and returns on foreign denominated investments;

•  There is no assurance that the Fund's investment objectives will be achieved; and

•  To qualify and remain eligible for the special tax treatment accorded to RICs under the Code, the Fund must meet certain source-of-income, asset diversification and annual distribution requirements, and failure to do so could result in the loss of RIC status.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment.

SUMMARY OF FEES AND EXPENSES

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.
	Class A	Class C	Class I	Class M
Shareholder Transaction Fees
Maximum sales load imposed on purchases(1)	2.25%	None	None	None
Maximum contingent deferred sales charge(2)	None	1.00%	None	None
Annual Fund Expenses
(as a percentage of average net assets attributable to Shares)
Management Fee	1.25%	1.25%	1.25%	1.25%
Interest payments on borrowed funds and securities sold short(3)	0.97%	0.97%	0.97%	0.97%
Other expenses(4)	0.68%	0.67%	0.76%	0.67%
Distribution and/or Service Fees (12b-1)(5)	0.25%	1.00%	None	0.75%
Acquired Fund Fees and Expenses(7)	0.45%	0.45%	0.45%	0.45%
Total annual fund expenses	3.60%	4.34%	3.43%	4.09%
Expense reimbursement(6)	(0.39)%	(0.38)%	(0.47)%	(0.38)%
Total annual fund expenses after expense reimbursement(6)	3.21%	3.96%	2.96%	3.71%

(1)  Investors purchasing Class A Shares may be charged a front-end sales load of up to 2.25% of the investor's gross purchase. The table assumes the maximum sales load is charged. The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors. While Class M Shares do not charge a front-end sales load, if you purchase Class M Shares through certain financial firms, such firms may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. See "Plan of Distribution."

(2)  Class C Shareholders may be subject to a contingent deferred sales charge on shares redeemed during the first 12 months after their purchase.

(3)  These expenses represent interest payments in connection with the Fund's credit facility and short sales. See "Investment Objective, Opportunities and Strategies — Leverage."

(4)  Other expenses include accounting, custody, transfer agency, legal, valuation agent, pricing vendor and auditing fees of the Fund and fees payable to the Independent Trustees.

(5)  Class C Shares and Class M Shares pay to the Distributor a distribution fee that accrues at an annual rate equal to 0.75% of the average daily net assets attributable to Class C Shares or Class M Shares, respectively (the "Distribution Fee"). Class A Shares and Class C may charge a shareholder servicing fee of up to 0.25% per year (the "Shareholder Servicing Fee"). The Fund may use these fees, in respect of the relevant class, to compensate Financial Intermediaries or financial institutions for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Shares of the Fund. Such services may also include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund's transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Advisor may reasonably request. See "Plan of Distribution."

(6)  The Advisor, the Sub-Advisor and the Fund have entered into the Expense Limitation Agreement under which the Advisor and Sub-Advisor have contractually agreed on a monthly basis, until at least April 27, 2027, to reimburse on a 50/50 basis between the Advisor and the Sub-Advisor the Fund's "Specified Expenses" in respect of each class of the Fund (each, a "Class") where "Specified Expenses" means all other expenses incurred in the business of the Fund and allocated to a Class, including the Fund's annual operating expenses, with the exception of (i) the Investment Management Fee (as defined herein), (ii) the Shareholder Servicing Fee (as defined herein), (iii) the Distribution Fee (as defined herein), (iv) certain costs associated with the acquisition, ongoing investment and disposition of the Fund's investments and unconsummated investments, including legal costs, professional fees, travel costs and brokerage costs, (v) acquired fund fees and expenses, (vi) dividend and interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (vii) taxes and costs to reclaim foreign taxes, and (viii) extraordinary expenses (as determined in the discretion of the Advisor and Sub-Advisor), to the extent that such expenses exceed 0.25% of the average daily net assets of such Class (the "Expense Limitation").

If, while the Advisor is the investment advisor to the Fund and the Sub-Advisor is investment sub-advisor to the Fund, the Fund's estimated annualized Specified Expenses in respect of a Class for a given month are less than the Expense Limitation, the Advisor and Sub-Advisor shall be entitled to reimbursement by the Fund on a 50/50 basis of the other expenses borne by the Advisor and Sub-Advisor on behalf of the Fund (the "Reimbursement Amount") during any of the previous thirty-six (36) months, but only to the extent that the Fund's estimated annualized Specified Expenses in respect of a Class are less than, for such month, the lesser of the Expense Limitation or any other relevant expense limit then in effect with respect to the Class, and provided that such amount paid to the Advisor and Sub-Advisor will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed. The Advisor and Sub-Advisor may recapture a Specified Expense in any year within the thirty-six (36) month period after the Advisor and Sub-Advisor bear the expense. See "Fund Expenses — Expense Limitation Agreement" for additional information. The Expense Limitation Agreement will remain in effect for until at least April 27, 2027, unless and until the Board approves its modification or termination. Thereafter, the Expense Limitation Agreement may be renewed annually with the written agreement of the Advisor, the Sub-Advisor, and the Fund. The Fund's obligation to make reimbursement payments shall survive the termination of the Expense Limitation Agreement. See "Fund Expenses."

(7)  Acquired Fund Fees and Expenses are estimated for the Fund's current fiscal year.

Example:

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above (except that the example incorporates the expense reimbursement arrangement for only the first year).

An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:

Class A
1 Year	3 Years	5 Years	10 Years
$54	$124	$199	$396
Class C
1 Year	3 Years	5 Years	10 Years
$40	$125	$215	$445
Class I
1 Year	3 Years	5 Years	10 Years
$30	$98	$171	$366
Class M
1 Year	3 Years	5 Years	10 Years
$37	$118	$204	$424

An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return, and a redemption of Shares in full at the end of such period:

Class C
1 Year	3 Years	5 Years	10 Years
$50	$125	$215	$445

*  If the contingent deferred sales charge applies, the hypothetical expenses you would pay on $1,000 investment in Class C Shares would be $10, assuming annual expenses attributable to Shares remain unchanged, Shares earn a 5% annual return, and you redeemed your shares in full at the end of the 1-year period. See "Contingent Deferred Sales Charge" under "Share Repurchase Program."

The example and the expenses in the tables above should not be considered a representation of the Fund's future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, as required by the SEC, the Fund's performance will vary and may result in a return greater or less than 5.0%. In addition to the fees and expenses described above, you may also be required to pay transaction or other fees on the purchase of Class M Shares, which are not reflected in the example. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see "Fund Expenses" and "Investment Management Fee."

FINANCIAL HIGHLIGHTS

The information contained in the table below sets forth selected information derived from the Fund's financial statements for the fiscal year ended March 31, 2025 contained in the annual report contained in the Fund's Form N-CSR ("Annual Report") audited by Cohen & Company, Ltd., the Fund's independent registered public account firm. The Annual Report on such financial statements is contained in the Fund's March 31, 2025 Annual Report and is incorporated by reference into this Prospectus. The information included below should be read in conjunction with those financial statements and the notes thereto.

Selected data for a share outstanding throughout each period were as follows:

	Class A
	For the Year Ended March 31, 2025	For the Period June 8, 2023* through March 31, 2024**
Net asset value, beginning of period	$10.60	$10.00
Income from investment operations:
Net investment income (loss)(1)	0.89	0.75
Net realized and unrealized gain (loss)	0.25	0.20
Total from investment operations	1.14	0.95
Less distributions from:
Net investment income	(1.05)	(0.35)
Net realized gain	(0.01)	(0.00	)(2)
Total distributions	(1.06)	(0.35)
Net asset value, end of period	$10.68	$10.60
TOTAL RETURN(3)	11.39%	9.71	%(4)
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (excluding Interest on secured credit facility, Interest on subsequent close of private investment vehicles, commitment fees, or other expenses related to any leverage, taxes and extraordinary expenses):
Before fees waived and expenses absorbed	2.14%	2.89	%(5)
After fees waived and expenses absorbed	1.75%	1.75	%(5)
Ratio of net investment income (loss) (excluding Interest on secured credit facility, Interest on subsequent close of private investment vehicles, commitment fees, or other expenses related to any leverage, taxes and extraordinary expenses):
Before fees waived and expenses absorbed	6.81%	7.15	%(5)
After fees waived and expenses absorbed	7.20%	8.30	%(5)
Ratio of expenses (including Interest on secured credit facility, Interest on subsequent close of private investment vehicles, commitment fees, or other expenses related to any leverage, taxes and extraordinary expenses):
Before fees waived and expenses absorbed	3.36%	3.48	%(5)
After fees waived and expenses absorbed	2.97%	2.34	%(5)
Ratio of net investment income (loss) (including Interest on secured credit facility, Interest on subsequent close of private investment vehicles, commitment fees, or other expenses related to any leverage, taxes and extraordinary expenses):
Before fees waived and expenses absorbed	8.02%	7.75	%(5)
After fees waived and expenses absorbed	8.41%	8.89	%(5)

	Class A
	For the Year Ended March 31, 2025	For the Period June 8, 2023* through March 31, 2024**
SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)	$1,616	$940
Portfolio turnover rate	54%	17	%(4)
SENIOR SECURITIES:
Total amount outstanding (000's omitted) Secured credit facility	$75,000	$8,500
Asset coverage per $1,000 of borrowings:
Secured credit facility(6)	$8,074	$16,453

*  Commencement of operations.

**  As discussed in the Notes to Financial Statements, Calamos Aksia Alternative Credit and Income Fund Sub 1, LLC, a subsidiary of the Fund, began on April 19, 2024. As a result of this timing, it was not necessary for the period indicated to be consolidated.

(1)  Based on average shares outstanding for the period.

(2)  Amount represents less than $0.01 per share.

(3)  Total return would have been lower had fees not been waived or absorbed by the Advisor. These returns do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or redemption of Fund shares.

(4)  Not annualized.

(5)  Annualized.

(6)  Calculated by subtracting the Fund's total liabilities (not including borrowings) from the Fund's total assets and dividing this by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

	Class C
	For the Year Ended March 31, 2025	For the Period June 8, 2023* through March 31, 2024**
Net asset value, beginning of period	$10.58	$10.00
Income from investment operations:
Net investment income (loss)(1)	0.82	0.68
Net realized and unrealized gain (loss)	0.24	0.21
Total from investment operations	1.06	0.89
Less distributions from:
Net investment income	(0.97)	(0.31)
Net realized gain	(0.01)	(0.00	)(2)
Total distributions	(0.98)	(0.31)
Net asset value, end of period	$10.66	$10.58
TOTAL RETURN(3)	10.40%	9.04	%(4)
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (excluding Interest on secured credit facility, Interest on subsequent close of private investment vehicles, commitment fees, or other expenses related to any leverage, taxes and extraordinary expenses):
Before fees waived and expenses absorbed	2.88%	3.62	%(5)
After fees waived and expenses absorbed	2.50%	2.50	%(5)
Ratio of net investment income (loss) (excluding Interest on secured credit facility, Interest on subsequent close of private investment vehicles, commitment fees, or other expenses related to any leverage, taxes and extraordinary expenses):
Before fees waived and expenses absorbed	6.07%	6.42	%(5)
After fees waived and expenses absorbed	6.45%	7.55	%(5)
Ratio of expenses (including Interest on secured credit facility, Interest on subsequent close of private investment vehicles, commitment fees, or other expenses related to any leverage, taxes and extraordinary expenses):
Before fees waived and expenses absorbed	4.10%	4.21	%(5)
After fees waived and expenses absorbed	3.72%	3.09	%(5)
Ratio of net investment income (loss) (including Interest on secured credit facility, Interest on subsequent close of private investment vehicles, commitment fees, or other expenses related to any leverage, taxes and extraordinary expenses):
Before fees waived and expenses absorbed	7.28%	7.02	%(5)
After fees waived and expenses absorbed	7.66%	8.14	%(5)
SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)	$663	$33
Portfolio turnover rate	54%	17	%(4)
SENIOR SECURITIES:
Total amount outstanding (000's omitted) Secured credit facility	$75,000	$8,500
Asset coverage per $1,000 of borrowings:
Secured credit facility(6)	$8,074	$16,453

*  Commencement of operations.

**  As discussed in the Notes to Financial Statements, Calamos Aksia Alternative Credit and Income Fund Sub 1, LLC, a subsidiary of the Fund, began on April 19, 2024. As a result of this timing, it was not necessary for the period indicated to be consolidated.

(1)  Based on average shares outstanding for the period.

(2)  Amount represents less than $0.01 per share.

(3)  Total return would have been lower had fees not been waived or absorbed by the Advisor. These returns do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or redemption of Fund shares.

(4)  Not annualized.

(5)  Annualized.

(6)  Calculated by subtracting the Fund's total liabilities (not including borrowings) from the Fund's total assets and dividing this by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

	Class I
	For the Year Ended March 31, 2025	For the Period June 8, 2023* through March 31, 2024**
Net asset value, beginning of period	$10.60	$10.00
Income from investment operations:
Net investment income (loss)(1)	0.92	0.77
Net realized and unrealized gain (loss)	0.25	0.19
Total from investment operations	1.17	0.96
Less distributions from:
Net investment income	(1.08)	(0.36)
Net realized gain	(0.01)	(0.00	)(2)
Total distributions	(1.09)	(0.36)
Net asset value, end of period	$10.68	$10.60
TOTAL RETURN(3)	11.71%	9.83	%(4)
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (excluding Interest on secured credit facility, Interest on subsequent close of private investment vehicles, commitment fees, or other expenses related to any leverage, taxes and extraordinary expenses):
Before fees waived and expenses absorbed	1.97%	2.69	%(5)
After fees waived and expenses absorbed	1.50%	1.50	%(5)
Ratio of net investment income (loss) (excluding Interest on secured credit facility, Interest on subsequent close of private investment vehicles, commitment fees, or other expenses related to any leverage, taxes and extraordinary expenses):
Before fees waived and expenses absorbed(5)	6.98%	7.36	%(5)
After fees waived and expenses absorbed(5)	7.45%	8.55	%(5)
Ratio of expenses (including Interest on secured credit facility, Interest on subsequent close of private investment vehicles, commitment fees, or other expenses related to any leverage, taxes and extraordinary expenses):
Before fees waived and expenses absorbed	3.19%	3.27	%(5)
After fees waived and expenses absorbed	2.72%	2.09	%(5)
Ratio of net investment income (loss) (including Interest on secured credit facility, Interest on subsequent close of private investment vehicles, commitment fees, or other expenses related to any leverage, taxes and extraordinary expenses):
Before fees waived and expenses absorbed	8.19%	7.96	%(5)
After fees waived and expenses absorbed	8.66%	9.14	%(5)
SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)	$528,225	$130,342
Portfolio turnover rate	54%	17	%(4)
SENIOR SECURITIES:
Total amount outstanding (000's omitted) Secured credit facility	$75,000	$8,500
Asset coverage per $1,000 of borrowings:
Secured credit facility(6)	$8,074	$16,453

*  Commencement of operations.

**  As discussed in the Notes to Financial Statements, Calamos Aksia Alternative Credit and Income Fund Sub 1, LLC, a subsidiary of the Fund, began on April 19, 2024. As a result of this timing, it was not necessary for the period indicated to be consolidated.

(1)  Based on average shares outstanding for the period.

(2)  Amount represents less than $0.01 per share.

(3)  Total return would have been lower had fees not been waived or absorbed by the Advisor. These returns do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or redemption of Fund shares.

(4)  Not annualized.

(5)  Annualized.

(6)  Calculated by subtracting the Fund's total liabilities (not including borrowings) from the Fund's total assets and dividing this by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

	Class M
	For the Year Ended March 31, 2025	For the Period June 8, 2023* through March 31, 2024**
Net asset value, beginning of period	$10.58	$10.00
Income from investment operations:
Net investment income (loss)(1)	0.84	0.70
Net realized and unrealized gain (loss)	0.27	0.20
Total from investment operations	1.11	0.90
Less distributions from:
Net investment income	(0.99)	(0.32)
Net realized gain	(0.01)	(0.00	)(2)
Total distributions	(1.00)	(0.32)
Net asset value, end of period	$10.69	$10.58
TOTAL RETURN(3)	10.81%	9.29	%(4)
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (excluding interest expense, Interest on subsequent close of private investment vehicles, commitment fees, or other expenses related to any leverage, taxes and extraordinary expenses):
Before fees waived and expenses absorbed	2.63%	3.37	%(5)
After fees waived and expenses absorbed	2.25%	2.25	%(5)
Ratio of net investment income (loss) (excluding interest expense, Interest on subsequent close of private investment vehicles, commitment fees, or other expenses related to any leverage, taxes and extraordinary expenses):
Before fees waived and expenses absorbed	6.32%	6.67	%(5)
After fees waived and expenses absorbed	6.70%	7.80	%(5)
Ratio of expenses (including interest expense, Interest on subsequent close of private investment vehicles, commitment fees, or other expenses related to any leverage, taxes and extraordinary expenses):
Before fees waived and expenses absorbed	3.85%	3.96	%(5)
After fees waived and expenses absorbed	3.47%	2.84	%(5)
Ratio of net investment income (loss) (including interest expense, Interest on subsequent close of private investment vehicles, commitment fees, or other expenses related to any leverage, taxes and extraordinary expenses):
Before fees waived and expenses absorbed	7.53%	7.27	%(5)
After fees waived and expenses absorbed	7.91%	8.39	%(5)
SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)	$36	$33
Portfolio turnover rate	54%	17	%(4)
SENIOR SECURITIES:
Total amount outstanding (000's omitted) Secured credit facility	$75,000	$8,500
Asset coverage per $1,000 of borrowings:
Secured credit facility(6)	$8,074	$16,453

*  Commencement of operations.

**  As discussed in the Notes to Financial Statements, Calamos Aksia Alternative Credit and Income Fund Sub 1, LLC, a subsidiary of the Fund, began on April 19, 2024. As a result of this timing, it was not necessary for the period indicated to be consolidated.

(1)  Based on average shares outstanding for the period.

(2)  Amount represents less than $0.01 per share.

(3)  Total return would have been lower had fees not been waived or absorbed by the Advisor. These returns do not reflect the deduction of taxes that a shareholder would pay on the Fund distributions or redemption of Fund shares.

(4)  Not annualized.

(5)  Annualized.

(6)  Calculated by subtracting the Fund's total liabilities (not including borrowings) from the Fund's total assets and dividing this by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

THE FUND

The Fund is a non-diversified, closed-end management investment company that is registered under the 1940 Act. The Fund is structured as an "interval fund" and continuously offers its Shares. The Fund was organized as a Delaware statutory trust on June 24, 2022. The principal office of the Fund is located at 2020 Calamos Court, Naperville, IL 60563 and its telephone number is 1.888.882.8829.

The Fund's investment objectives are to seek attractive risk-adjusted returns and high current income. There can be no assurance that the Fund will achieve its investment objectives. The Fund's investment objectives may be changed without Shareholder approval.

The Fund seeks to achieve its investment objectives by primarily investing across the Private Credit asset class, with the remainder of the Fund's assets invested in one or more liquid alternative investment strategies, which seek to outperform cash yields. Private Credit is funding that is provided to companies that is not sourced from public markets (such as proceeds raised from the sale of listed equities and publicly traded bonds). The Fund may invest in additional strategies in the future.

Under normal circumstances, the Fund invests at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in credit and income related instruments. Credit and income related instruments may include the following: (a) senior secured term loans, including direct unrated private first lien and unitranche loans typically collateralized by corporate or asset-backed collateral; (b) privately originated hybrid securities (including income producing preferred equity securities); (c) companies and/or private investment funds (private funds that are excluded from the definition of "investment company" pursuant to Sections 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act) that primarily hold loans or credit-like instruments, including private funds purchased on a secondary basis; (d) privately originated unrated mezzanine and subordinated loans typically issued by companies or SPVs collateralized with corporate and asset-backed collateral; (e) middle market and broadly syndicated CLOs; (f) unlisted and listed BDCs that primarily invest in Private Credit loans; (g) high yield bonds ("junk bonds"), broadly syndicated levered loans, rated and unrated notes and investment grade rated corporate debt and securitized credit (RMBS, CMBS and ABS); and (h) warehouse and backstop facilities, asset-backed securities, leases, royalties, funding agreements, litigation and other claims, insurance-related assets, and equity investments in private specialty finance companies, etc. The Fund's investments will vary in credit quality, maturity length and duration and are unlikely to be rated by an NRSRO. The Fund's investments in private funds that are excluded from the definition of "investment company" pursuant to Sections 3(c)(1) or 3(c)(7) of the 1940 Act will be limited to no more than 15% of the Fund's net assets.

The Fund may make non-U.S. investments, including those that are not denominated in U.S. dollars. In certain cases, the currency fluctuations of investments may be hedged through the use of currency derivatives or other instruments.

The Fund utilizes multiple sourcing partners to originate investments. The Advisors believe that this approach can provide the Fund with a wide range of potential investments and exposure across the Private Credit asset class with respect to sectors, strategies, industries, geographies, and investment structures. This allows the Advisors the ability to dynamically allocate new investments based on a number of potential factors, including relative value considerations.

For a further discussion of the Fund's principal investment strategies, see "Investment Objective, Opportunities and Strategies." There can be no assurance that the Fund will achieve its investment objectives.

The Advisor oversees the amount of leverage used by the Fund and various other investment matters. See "The Advisor." Responsibility for monitoring and overseeing the Fund's investment program, management, and operation is vested in the Board.

The Fund maintains an Investment Committee, which oversees the allocation of the Fund's assets, the amount of leverage used by the Fund and various other investment matters, including providing a framework, maintaining oversight of risk and performance metrics and evaluating the investment process.

THE ADVISOR

Calamos, an investment advisor registered with the SEC effective May 29, 1987 under the Advisers Act, serves as the Fund's advisor. A discussion regarding the basis for the Board's approval of the Investment Advisory Agreement is available in the Fund's Annual Report to shareholders on Form N-CSR for the fiscal year ended March 31, 2025.

Calamos is a global active asset management firm founded in 1977. The Advisor's assets under management as of December 31, 2024 was approximately $38 billion. The Advisor is located at 2020 Calamos Court, Naperville, IL 60563 and is a wholly owned subsidiary of Calamos Investments LLC ("CILLC").

Calamos Asset Management, Inc. ("CAM") is the sole manager of CILLC. As of December 31, 2024, approximately 22% of the outstanding interests of CILLC was owned by CAM and the remaining approximately 78% of CILLC was owned by Calamos Partners LLC ("CPL") and John P. Calamos, Sr. CAM was owned by John P. Calamos, Sr. and John S. Koudounis, and CPL was owned by John S. Koudounis and Calamos Family Partners, Inc. ("CFP"). CFP was beneficially owned by members of the Calamos family, including John P. Calamos, Sr.

THE SUB-ADVISOR

Aksia, an investment advisor registered with the SEC under the Advisers Act, serves as the Fund's sub-advisor. The Sub-Advisor, a Delaware limited liability company, is a premier investment research and advisory firm whose clients include large and sophisticated pension funds and other institutional investors. As of April 30, 2025, Aksia and its subsidiaries and affiliates had $27.0 billion of regulatory assets under management, of which $18.8 billion was managed on a discretionary basis. In addition, Aksia had approximately $347.0 billion in assets under advisement attributable to advisory clients. The Sub-Advisor's principal place of business is 599 Lexington Ave., 37th Floor, New York, NY 10022.

USE OF PROCEEDS

The proceeds from the sale of Shares, not including the amount of any applicable sales loads paid by investors and net of the Fund's fees and expenses, are invested by the Fund to pursue its investment program and strategies.

The Fund expects to invest the proceeds obtained by it to pursue its investment program within three months after receipt thereof, investing the proceeds first in more liquid credits, then in other credit strategies as opportunities become available to the Fund. Certain investments may be delayed if suitable opportunities are unavailable or for other reasons, such as market volatility and lack of liquidity. Pending utilization, the Fund may hold uninvested capital in the form of cash and cash equivalents, including money market investments.

INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES

Investment Objectives

The Fund's investment objectives are to seek attractive risk-adjusted returns and high current income. There can be no assurance that the Fund will achieve its investment objectives.

Investment Opportunities and Strategies

The Fund seeks to achieve its investment objectives by primarily investing across the Private Credit asset class, with the remainder of the Fund's assets invested in one or more liquid alternative investment strategies, which seek to outperform cash yields. Private Credit is funding that is provided to companies that is not sourced from public markets (such as proceeds raised from the sale of listed equities and publicly traded bonds). The Fund may invest in additional strategies in the future.

Under normal circumstances, the Fund invests at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in credit and income related instruments. Credit and income related instruments may include the following: (a) senior secured term loans, including direct unrated private first lien and unitranche loans typically collateralized by corporate or asset-backed collateral; (b) privately originated hybrid securities (including income producing preferred equity securities); (c) companies and/or private investment funds (private funds that are excluded from the definition of "investment company" pursuant to Sections 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act) that primarily hold loans or credit-like instruments, including private funds purchased on a secondary basis; (d) privately originated unrated mezzanine and subordinated loans typically issued by companies or SPVs collateralized with corporate and asset-backed collateral; (e) middle market and broadly syndicated CLOs; (f) unlisted and listed BDCs that primarily invest in Private Credit loans; (g) high yield bonds ("junk bonds"), broadly syndicated levered loans, rated and unrated notes and investment grade rated corporate debt and securitized credit (RMBS, CMBS and ABS); and (h) warehouse and backstop facilities, asset-backed securities, leases, royalties, funding agreements, litigation and other claims, insurance-related assets, and equity investments in private specialty finance companies, etc. The Fund's investments will vary in credit quality, maturity length and duration and are unlikely to be rated by an NRSRO. The Fund's investments in private funds that are excluded from the definition of "investment company" pursuant to Sections 3(c)(1) or 3(c)(7) of the 1940 Act will be limited to no more than 15% of the Fund's net assets.

The Fund may make non-U.S. investments, including those that are not denominated in U.S. dollars. In certain cases, the currency fluctuations of investments may be hedged through the use of currency derivatives or other instruments.

The Fund utilizes multiple sourcing partners to originate investments. The Advisors believe that this approach can provide the Fund with a wide range of potential investments and exposure across the Private Credit asset class with respect to sectors, strategies, industries, geographies, and investment structures. This allows the Advisors the ability to dynamically allocate new investments based on a number of potential factors, including relative value considerations.

Private Credit Investment Strategies

"Private Capital" is the broad term for funding provided to companies that is not sourced from the public markets (such as proceeds raised from the sale of listed equities and publicly traded bonds), nor sourced from traditional financial institutions (such as banks). Private Capital that is lent to companies through a loan or other form of debt is generally referred to as "Private Credit." While this form of lending is not new, growth of the Private Credit asset class has accelerated since the financial crisis of 2007-2009 amidst increased banking regulations and the significant growth of the broader private equity market along with increased applications for Private Credit lending to support a variety of businesses and transaction types.

The Advisors believe Private Credit investments can provide higher-yielding opportunities to investors seeking increased returns relative to public fixed income securities. Private Credit investments are often senior-secured and feature floating rate interest payments. The Advisors also believe that Private Credit can add diversification to portfolios as there are a number of different sectors and strategies within the Private Credit asset class.

The typical characteristics of Private Credit investments are outlined below:

•  Underlying Assets/Collateral Types:  Corporate, real estate, real assets, consumer

•  Capital Structure:  1st lien loans, 2nd lien loans, mezzanine, structured equity

•  Duration:  2-5 years for loan investments

•  Yield:  Floating rate-based

•  Returns Drivers:  Predominately contractual yield payments but will vary by investment type

Private Credit can play an important role in an investor's overall portfolio, including, in the view of the Advisors, the potential for:

•  Income Generation: cash distributions on a quarterly basis are typical for Private Credit investments, generally providing opportunities for relatively reliable cash flows;

•  Private Capital Illiquidity Premium: the Advisors believe Private Credit typically offers the potential for higher risk-adjusted returns versus comparable public fixed income alternatives;

•  Downside Risk Protection: Private Credit investments are typically senior in the capital structure and may feature covenants that provide downside protection;

•  Diversification: The various Private Credit strategies provide exposure to a wide spectrum of underlying loan collateral types, deal structures, and economic drivers (i.e., company cash flows, lease payments, royalties, mortgage payments, etc.); and

•  Floating Rate Coupons: Private Credit investments typically consist of floating interest rate coupon loans. Such variable interest rate loans can reduce the relevant investment's interest rate risks in the case of a rising global and U.S. interest rate environment.

The Private Credit asset class, as defined by the Sub-Advisor, consists of six sectors: (i) Direct Lending, (ii) Distressed Debt and Special Situations, (iii) Specialty Finance, (iv) Real Estate Credit, (v) Real Assets Credit and (vi) Mezzanine. As illustrated below, each sector consists of a number of underlying Private Credit strategies and deal types.

The Fund will invest across some, but not necessarily all, of the above Private Credit strategies and deal types as it seeks to build a portfolio with a wide range of credit investments providing broad exposure to the Private Credit asset class, although actual exposure to any given sector may vary over time. In doing so, the Fund seeks to gain exposure to a wide range of underlying collateral types, geographies, industries, returns drivers, borrower sizes, uses of debt proceeds, originators and sponsors, and forms of investment, among other attributes.

These Private Credit investments are expected to focus on senior secured debt including first lien, unitranche, second lien and related instrument types secured by a range of underlying collateral and typically issued by performing borrowers. The Fund's returns are expected to be driven by contractual loan income payments (typically floating rate cash coupon payments) as well as, in some cases, purchase discounts, warrants and other equity participation. The Fund's Private Credit investments will vary in credit quality, maturity length, and duration, and are unlikely to be rated by an NRSRO.

Private Credit — Direct Lending

Through its direct lending strategies, the Fund may invest directly in or indirectly in privately originated unrated senior secured term loans (typically first lien or "unitranche" loans) to predominantly middle market companies to facilitate buyouts, refinancings or recapitalizations, growth initiatives, and other corporate uses. Generally, the term "middle market" refers to companies with approximately $10 million to $100 million of EBITDA, which the Advisors believe is a useful proxy for cash flow although there may be other metrics to define "middle market." Actual borrower EBITDA of portfolio companies targeted in the Fund may, however, be larger or smaller than this range. Borrowers may be either owned by private equity firms or by individuals, founders, or other companies. The Fund generally seeks to favor loans to borrowers that have historically featured revenue drivers with less correlation to macroeconomic movements and the overall business cycle.

Private Credit — Distressed Debt and Special Situations

Through its distressed debt and special situations strategies, the Fund may opportunistically seek to invest in obligations across the capital structure (including secured debt, senior and subordinated unsecured debt, convertible debt obligations, preferred stock and public and private equity) collateralized by:

i.  Assets that are undergoing restructuring, reorganization, or bankruptcy;

ii.  Assets experiencing operational or financial difficulty in which a possible turnaround is anticipated;

iii.  Assets in industries that are in turmoil;

iv.  Assets that are potentially undervalued as a result of discrete events; and

v.  Pre-reorganization debt claims where there is an expectation of a future restructuring into performing loans or equity in the reorganized companies.

Distressed and special situation strategies may include, but are not limited to, corporate distressed transactions, real estate distressed transactions, NPLs, as well as new debt financings to stressed borrowers (capital solutions). The strategy may feature exposure to public credit investments that are trading at discounts. Returns for distressed and special situation strategies will generally be driven by the purchase discounts to par value of the acquired debt along with contractual income payments and potentially other opportunities to increase returns such as equity participations.

Private Credit — Specialty Finance

Through its specialty finance strategies, the Fund may invest in privately originated senior secured "re-discount" loans (lending against pools of loans at a discount to estimated fair value), asset-backed securities and loans, and subordinated and/or hybrid transactions that may be collateralized by different, non-corporate collateral types and other types of loans. Specialty finance transactions may also include the direct purchases of small balance whole loans, as well as debt or equity investments in asset management platforms. Specialty finance investments are expected to provide collateral diversification and potentially introduce less correlated exposure to the Fund.

Some examples of specific specialty finance investment strategies are introduced below:

•  Portfolio Finance: loans or preferred equity securities collateralized by private fund investments;

•  Rediscount / Consumer and SME Lending: loans or securitizations collateralized by consumer or small business obligations or receivables, the direct purchase of said loans, or an investment in the equity of a private company whose main business is the origination of consumer and SME loans (i.e., loans to small- and medium-size enterprises);

•  Regulatory Capital Relief: synthetic securitization of bank balance sheet loan holdings driven by regulatory restrictions/constraints;

•  Music/Film/Media Royalties: loans or royalty streams backed by revenue generated from music catalogues, movie rights, or other forms of entertainment, as well as the purchase of holding companies or operating companies with material revenue streams generated from entertainment content;

•  Healthcare Lending and Royalties: loans or royalty streams tied to healthcare companies secured by physical assets, intellectual property, and contractual revenue streams; typically, on a senior secured basis with occasional economic enhancements provided by warrants, or other equity participations;

•  Litigation Finance: financings focused on participating in contingency outcome litigation, as well as lending to law firms or against pools of ongoing legal cases; and

•  Asset-Based Lending: lending collateralized by current assets and other collateral held on corporate balance sheets, including but not limited to inventory, receivables, real estate, intellectual property, equipment/fixtures, and contracts.

Private Credit — Real Estate Credit

Through its real estate credit strategies, the Fund may invest in privately originated senior secured and subordinated and/or hybrid loans collateralized by real estate. Real estate loans can include, but are not limited to, transitional loans, core loans, bridge loans, non-qualified mortgage loans, SFR loans, residential NPLs, and mortgage servicing rights. Within real estate credit, the Fund may invest in construction, value-add or turnaround loans where performance is predicated on any of construction completion, property improvement, or future increases in occupancy, among other developments.

Private Credit — Real Asset Credit

Through its real assets credit strategies, the Fund may invest in privately originated, typically subordinated and/or hybrid loans (i.e., holding company loans subordinated to operating company debt, mezzanine loans, leases) collateralized by, but not limited to, infrastructure, energy companies and projects, transportation and equipment assets, metals and mining companies and projects, and agriculture.

Private Credit — Mezzanine

Through its mezzanine strategies, the Fund may invest in unsecured loans including unitranche last-out, second lien, mezzanine, and other subordinated debt with features of both debt and equity. Transactions will typically be secured by middle market companies looking to effectuate buyout transactions and/or recapitalizations or refinancings but may feature a variety of underlying collateral types.

Accessing the Private Credit Asset Class

In seeking to build a portfolio with a wide range of credit investments, the Fund expects to source Private Credit investments in a variety of ways, including via:

(i)  Direct Credit Investments: The Fund may invest in Private Credit investments by purchasing or investing in loans or other investments from/with asset managers and financial institutions specialized in Private Credit originations. The Fund may also source direct credit investments from private equity sponsors and other asset owners. These direct investments typically take the form of loan assignments or participations.

(ii)  Securitizations: The Fund may invest in (typically) private and unrated securitizations including CLOs backed by middle market loans as well as ABS across a variety of sectors within Private Credit, and in related investment strategies such as warehouse financings, backstop facilities, credit default swaps, among others. The Fund may invest across the capital structure of different securitizations to tailor exposure and target risk-adjusted current income and returns.

(iii)  BDCs: The Fund may invest in the equity or debt of both traded and non-traded BDCs that primarily originate and manage middle market and specialty finance debt.

(iv)  Non-Registered Private Credit Primary Funds and Secondaries: The Fund may invest in non-registered Private Credit funds that are excluded from the definition of "investment company" pursuant to Sections 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act. The Fund may also purchase private investment funds through secondary transactions. Investment funds purchased through secondary transactions are typically at a later stage in their lifecycle and fees are therefore typically charged on a portfolio that is closer to fully invested, which may mitigate the J-curve effect of investing in Private Capital funds (i.e., the effect showing an initial loss that typically occurs when fees are accrued on fund commitment as opposed to net asset value amounts). Secondaries typically provide the opportunity to buy the private funds at a discount to their NAV.

Liquid Alternative Investments and Fixed Income Strategies

Through its liquid alternative strategies, the Fund seeks to achieve high current income while maintaining a low correlation to the fluctuations of the U.S. equity market as a whole by investing in (i) equities, (ii) convertible securities (including synthetic convertible securities) of U.S. companies without regard to market capitalization, and (iii) employing short selling and entering into total return swaps to enhance income and hedge against market risk. The convertible securities in which the Fund may invest may be either debt securities or preferred stocks that can be exchanged for common stock. The average term to maturity of the convertible securities purchased will typically range from two to ten years.

A synthetic convertible instrument is a financial instrument (or two or more securities held in tandem) that is designed to simulate the economic characteristics of a convertible security through the combined features of a debt instrument and a security providing an option on an equity security. The Fund may establish a synthetic convertible instrument by combining fixed-income securities (which may be either convertible or non-convertible) with the right to acquire equity securities. In establishing a synthetic instrument, the Fund may combine a basket of fixed-income securities with a basket of warrants or options that together produce economic characteristics similar to a convertible security. Within each basket of fixed-income securities and warrants or options, different companies may issue the fixed-income and convertible components, which may be purchased separately and at different times.

The Fund may seek to generate income from option premiums by writing (selling) options. This would include the use of both call and put options. The Fund may write call options (i) on a portion of the equity securities (including securities that are convertible into equity securities) in the portfolio and (ii) on broad-based securities indexes (such as the S&P 500 or MSCI EAFE Indexes) or ETFs.

In addition, to seek to offset some of the risk of a potential decline in value of certain long positions, the Fund may also purchase put options on individual securities, broad-based securities indexes (such as the S&P 500), or ETFs.

In connection with these liquid alternative strategies, the Fund may invest in high yield fixed-income securities (often referred to as "junk bonds"), obligations of U.S., state, and local governments, their agencies and instrumentalities; mortgage- and asset-backed debt securities (including TBAs); corporate debt securities, repurchase agreements, convertible securities, money market instruments, Treasury Bills, and other securities believed to have debt-like characteristics (such as preferred securities and corporate loans and related assignments and participations). The Fund may invest in liquid alternative strategies, including but not limited to, stocks, rights, warrants, and other securities. The Fund may also employ a merger arbitrage strategy that seeks to exploit market inefficiencies related to merger and acquisition activity by investing in shares of target companies in these proposed transactions. Given uncertainty regarding whether each transaction will be approved and the length of time it will take to finalize the deal, the stock of a target company typically sells at a price below the announced acquisition price. The strategy seeks to generate gains as the merger or acquisition is completed. To the extent the transaction proceeds of a proposed merger or acquisition includes stock of the acquirer, the Fund will typically hedge its long position in a target company by shorting the stock of the acquiring company. In addition, the Fund may engage in active and frequent trading of portfolio securities. The Fund may also invest in other registered investment companies, such as mutual funds, closed-end funds and ETFs, including affiliated funds, and in BDCs in excess of the statutory limits imposed by the 1940 Act in reliance on Rule 12d1-4 under the 1940 Act. These investments would be subject to the applicable conditions of Rule 12d1-4, which in part would affect or otherwise impose certain limits on the investments and operations of the underlying fund.

Other Investment Strategies

The Fund may invest in notes, bills, debentures, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common stock and other equity securities incidental to the purchase or ownership of a credit investment or in connection with a reorganization of a borrower. The Fund may utilize derivative instruments to achieve its investment objectives. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The debt securities described above may include mortgage-backed, mortgage-related and other asset-backed securities, which directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans, real property, or other assets such as car loans or aviation financing.

Foreign Instruments

The Fund may make investments in non-U.S. entities, including issuers in emerging markets. Emerging market countries are countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, and most countries located in Western Europe. The Fund reserves the right to purchase securities that are foreign currency denominated. Some non-U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers. Factors considered in determining whether an issuer may be deemed to be from a particular foreign country or geographic region include, among others, the issuer's principal trading market, the country in which the issuer was legally organized, and whether the issuer derives a substantial portion of its operations or assets from a particular country or region or derives a substantial portion of its revenue or profits from businesses, investments or sales outside of the United States.

Illiquid and Restricted Securities

The Fund invests in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.

Cash and Short-Term Investments

The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.

Overview of Investment Process

The Advisor's personnel manage the Advisor's various functions and roles including, but not limited to, the Advisor's board of directors, Valuation Committee (as defined herein) and officers. The Advisor and Sub-Advisor seek to rely on the combined institutional knowledge and experiences of their personnel to manage the operations and business of the Fund and the Advisors in a streamlined, coordinated manner.

Sub-Advisor's Private Credit Investment Process

The Sub-Advisor seeks to leverage its broad, global institutional alternatives platform to uncover an extensive array of credit opportunities and gain market and transaction insights through its network of industry relationships. The Sub-Advisor's Private Credit investment process typically involves the analysis of investment specific information during the due diligence process along with insights gained from proprietary private transaction databases.

The Sub-Advisor's Private Credit due diligence process follows a team-based approach and includes several layers of review. The Sub-Advisor's internal workflow management system sets tasks and various deliverables and tracks due diligence progress.

Direct Private Credit Investment Process

The Sub-Advisor actively sources Private Credit investments from a broad network of industry relationships including Private Credit asset managers, origination platforms, private equity asset managers, financial intermediaries, among other parties.

The Sub-Advisor's due diligence may examine some or all of the following deal attributes, along with other factors.

The Sub-Advisor's Private Credit underwriting process encompasses a range of information and analyses which may include transaction pitchbooks and related materials, financial models, credit materials from sourcing partners, and third-party reports on quality of earnings, industry dynamics, and environmental factors, among other factors.

Private Credit Secondaries Investment Process

Private Credit secondaries offer the opportunity to purchase Private Credit funds that are already partially or fully invested, often at a discount to NAV, and represent a growing market opportunity given the growth of the Private Credit asset class in recent years. The Sub-Advisor maintains an active Private Credit secondary transaction sourcing effort via relationships with secondary intermediaries, global institutional investors, and the Private Credit investment management community, all of which can be sources of secondaries investment opportunities. The Sub-Advisor's investment process for evaluating secondary transactions focuses on evaluating the target fund's existing portfolio of Private Credit investments and modeling a secondary investor's potential return. This process typically incorporates stress testing related to price and other variables, as well as consideration of alternate investment structures or purchase options.

Private Credit Primary Funds Investment Process

The Sub-Advisor evaluates potential third-party investment managers, primary private funds or investment vehicles in the context of a third-party investment manager's capabilities and the Sub-Advisor's opinion of the current and forward-looking Private Credit market opportunity. Screening criteria can include, but are not limited to, the capabilities and experience of an investment manager's broader platform, particularly, in Private Credit, investment team depth and perceived quality, proposed investment strategy, risk management approach, historical track record, investment terms, market references, among other factors. The Sub-Advisor's due diligence process also typically encompasses loan level quantitative analyses using the Sub-Advisor's Private Credit loan transactions database to compare advisors and assess differences in across various metrics (e.g., underlying loan performance, attribution, risk, etc.). The Sub-Advisor may also review a range of underlying transactions (case studies) to evaluate sourcing partner's credit underwriting, deal flow quality, and risk tolerance, among other factors. Evaluations will vary based on the facts and circumstances of each case, as not all factors are always relevant or, in the Sub-Advisor's experience and estimation, material.

The Sub-Advisor's Private Credit primary fund ODD process includes an evaluation of a range of factors which may include some or all of the following: (i) operational structure and process (e.g., organizational setup, trading and wiring controls, valuation procedures, strength of compliance program, back-office infrastructure); (ii) conflicts of interest (e.g., affiliated entities, revenue sources, outside business activities); (iii) monitoring and security (e.g., systems, cybersecurity, disaster recovery); (iv) third-party providers (e.g., servicers) and secondary due diligence; (v) valuation processes; (vi) legal terms and investment structures, among several other factors.

Liquid Alternatives and Fixed Income Investment Process

With respect to the liquid alternative portion of the Fund, the Advisor employs an investment process that starts with fundamental research and proprietary scans to identify opportunities. Fundamental research considers credit valuation, equity valuation and specific catalysts or events to identify positive probability-weighted expected return profiles and asymmetric payouts. Proprietary scans seek to identify mispriced securities in the primary and secondary markets.

With respect to the fixed income portion of the Fund, the Advisor searches for securities that represent value at the time of purchase given current market conditions. Value is a combination of yield, credit quality, structure (maturity, coupon, redemption features), and liquidity. The Advisor recognizes value by simultaneously analyzing the interaction of these factors among the securities available in the market. These determinations may not be conclusive and securities of issuers that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors. The Advisor will sell a security if it becomes concerned about its credit risk, is forced by market factors to raise money, or an attractive replacement is available.

TYPES OF INVESTMENTS AND RELATED RISKS

Prospective investors should carefully consider the risk factors described below, before deciding on whether to make an investment in the Fund. The risks set out below are not the only risks the Fund faces. Additional risks and uncertainties not currently known to the Fund or that the Fund currently deems to be immaterial also may materially adversely affect the Fund's business, financial condition and/or operating results. If any of the following events occur, the Fund's business, financial condition, and results of operations could be materially adversely affected. In such case, the NAV of the Fund's Shares could decline, and investors may lose all or part of their investment.

Risks Associated with Market Conditions and Investment Opportunities

General Economic Conditions and Recent Events

Difficult global credit market conditions have adversely affected the market values of equity, fixed-income, hard assets, and other securities and these circumstances may continue or even deteriorate further. The short- and longer-term impact of these events is uncertain, but could have a material effect on general economic conditions, consumer and business confidence and market liquidity. Investments made by the Fund are expected to be sensitive to the performance of the overall economy. A negative impact on economic fundamentals and consumer and business confidence would likely increase market volatility and reduce liquidity, both of which could have a material adverse effect on the performance of the Fund and these or similar events may affect the ability of the Fund to execute its strategy. The risk of loss from pricing distortions is compounded by the fact that in disrupted markets many positions become illiquid, making it difficult or impossible to close out positions against which the markets are moving. The financing available to the Fund from its banks, dealers and other counterparties is typically reduced during market disruptions. Market disruptions caused by unexpected political, military, and terrorist events may from time to time cause dramatic losses for the Fund, and such events can result in otherwise historically low-risk strategies performing with unprecedented volatility and risk. Recently, the United States has enacted or proposed to enact significant new tariffs, and various federal agencies have been directed to further evaluate key aspects of U.S. trade policy, which could potentially lead to significant changes to current policies, treaties, and tariffs. Significant uncertainty continues to exist about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global trade, in particular, trade between the impacted nations and the U.S., the stability of global financial markets, and global economic conditions.

Recent technological developments in, and the increasingly widespread use of, artificial intelligence technologies may pose risks to the Fund. For instance, the economy may be significantly impacted by the advanced development and increased regulation of artificial intelligence technologies. As artificial intelligence technologies are used more widely, the profitability and growth of Fund holdings may be impacted, which could significantly impact the overall performance of the Fund. The legal and regulatory frameworks within which artificial intelligence technologies operate continue to rapidly evolve, and it is not possible to predict the full extent of current or future risks related thereto.

Availability of Suitable Investments

While the Advisors believe that many attractive investments of the type in which the Fund expects to invest are currently available, there can be no assurance that such investments will continue to be available or that available investments will continue to meet the Fund's investment criteria. Furthermore, the Fund may be unable to find a sufficient number of attractive investment opportunities to meet its investment objectives. Past performance is not necessarily indicative of future performance.

Competition

The markets for securities in the Fund's investment program are highly competitive. The Fund competes for investment opportunities with a significant number of financial institutions as well as various institutional investors. Some of these competitors are larger and have greater financial, human, and other resources than the Fund and may in certain circumstances have a competitive advantage over the Fund. As a result of this competition, there may be fewer attractively priced investment opportunities than in the past, which could have an adverse impact on the ability of the Fund to meet its investment goals. There can be no assurance that the returns on the Fund's investments will be commensurate with the risk of investment in the Fund.

No Assurance of Investment Return

The Fund's task of identifying and evaluating investment opportunities, managing such investments, and realizing a significant return for investors is difficult. Many organizations operated by persons of competence and integrity have been unable to make, manage, and realize a profit on such investments successfully. The Advisors believe that the investment strategy and investment approach moderate this risk through a careful selection of securities and other financial instruments. However, there is no assurance that the Fund will be able to invest its capital on attractive terms or generate returns for its investors. Investors in the Fund could experience losses on their investment.

Risks Associated with the Fund's Investments and Investment Activities

Direct Lending

The Fund will invest in directly originated senior secured loans, including unitranche loans, of performing middle market companies ("Senior Capital Debt Securities").

The value of the Fund's assets is volatile and may fluctuate due to a variety of factors that are inherently difficult to predict and are outside of the Advisors' control, including prevailing credit spreads, general economic conditions, financial market conditions, domestic or international economic or political events, developments or trends in any particular industry, changes in interest rates, or the financial condition of the obligors of the Fund's assets. In particular, the market for Senior Capital Debt Securities has experienced periods of volatility in the supply of, and demand for, such loans, resulting in volatility in, among other things, spreads, interest rate floors, purchase price discounts, leverage, covenants, structure, and other terms. Because loans are privately syndicated and loan agreements are privately negotiated and customized, loans are not purchased or sold as easily as publicly traded securities. In addition, historically the trading volume in the loan market, especially in the middle market, has been small relative to the high-yield debt securities market.

The obligors of the Fund's assets will primarily be privately owned middle market businesses. There is generally no publicly available information about these businesses. Some obligors may not meet net income, cash flow, and other coverage tests typically imposed by lenders. Numerous factors may affect an obligor's ability to repay its related obligations, including the failure to meet its business plan, a downturn in its industry, and continuing negative economic conditions. A deterioration in an obligor's financial condition and prospects may be accompanied by deterioration in the collateral securing the Fund's assets or the recuring revenue of the obligor. Such deterioration might impair the ability of such obligor to obtain refinancing or force it to seek to have the Fund's asset restructured.

Senior Capital Debt Securities are generally considered speculative in nature and may end up in default for a variety of reasons. A defaulted asset may become subject to either substantial workout negotiations or a restructuring, which may entail, among other things, a substantial reduction in the interest rate, a substantial write-down of principal, and a substantial change in the terms, conditions, and covenants with respect to such defaulted asset. In addition, such negotiations or restructuring may be quite extensive, protracted, and costly over time, and therefore may result in substantial uncertainty with respect to the ultimate recovery on such defaulted asset. The liquidity of a defaulted asset will be limited, and to the extent that a defaulted asset is sold, it is highly unlikely that the proceeds from such sale will be equal to the amount of unpaid principal and interest thereon.

Loans to middle market businesses generally carry both higher interest rates and more inherent risks than loans to larger, publicly traded businesses. These middle market companies generally have more limited access to capital and higher financing costs, may be in a weaker financial position, may need more capital to expand or compete, and may be unable to obtain financing from public capital markets or from traditional sources, such as commercial banks. Middle market businesses typically have narrower product lines and smaller market shares than larger businesses. Therefore, they tend to be more vulnerable to competitors' actions and market conditions, as well as general economic downturns. These businesses may also experience substantial variations in operating results. Typically, the success of a middle market business also depends on the management talents and efforts of one or two persons or a small group of persons. The death, disability, or resignation of one or more of such persons could have a material adverse impact on the obligor and its ability to repay its obligations. In addition, middle market businesses often need substantial additional capital to expand or compete and will often have borrowed money from other lenders and may need additional capital to survive any economic downturns. Accordingly, loans made to middle market companies involve higher risks than loans made to companies that have larger businesses, greater financial resources, or that are otherwise able to access traditional credit sources.

There can be no assurance as to the levels of defaults or the amount or timing of recoveries that may be experienced with respect to the Fund's assets. Any increase in default levels or decrease in recovery rates, or delays in receipt of recoveries, could adversely affect distributions, if any, to the Fund.

There can be no assurance that the Advisors will correctly evaluate the nature and magnitude of the various factors that could negatively impact the value or performance of Senior Capital Debt Securities. These risks could be exacerbated to the extent that the portfolio is concentrated in one or more particular types of assets.

Direct Origination

A significant portion of the Fund's investments may be originated. The results of the Fund's operations depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets, and economic conditions. Further, the Fund's inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund's investment originations, business, liquidity, financial condition, results of operations, and ability to make distributions to its Shareholders. In addition, competition for originations of, and investments in, the Fund's target investments may lead to the price of such assets increasing or the decrease of interest income from loans originated by the Fund, which may further limit its ability to generate desired returns. Also, as a result of this competition, desirable investments in the Fund's target investments may be limited in the future, and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that the Advisors will be able to identify and make investments that are consistent with its investment objectives.

Syndication

The Fund may originate certain of its investments with the expectation of later syndicating a portion of such investments to third parties. Prior to such syndication, or if such syndication is not successful, the Fund's exposure to the originated investment may exceed the exposure that the Advisor intended to have over the long-term or would have had had it purchased such investment in the secondary market rather than originating it.

Loans

Loan interests generally are subject to restrictions on transfer, and the Fund may be unable to sell loan interests at a time when it may otherwise be desirable to do so, or may be able to sell them only at prices that are less than what the Fund regards as their fair market value. Accordingly, loan interests may at times be illiquid. Loan interests may be difficult to value and may have extended settlement periods, which expose the Fund to the risk that the receipt of principal and interest payments may be delayed until the loan interest settles.

Interests in secured loans have the benefit of collateral and, typically, of restrictive covenants limiting the ability of the borrower to further encumber its assets. There is a risk that the value of any collateral securing a loan in which the Fund has an interest may decline and that the collateral may not be sufficient to cover the amount owed on the loan. In most loan agreements there is no formal requirement to pledge additional collateral. If the borrower defaults, the access to the collateral may be limited or delayed by bankruptcy or other insolvency laws. In addition, if a secured loan is foreclosed, the Fund would likely bear the costs and liabilities associated with owning and disposing of the collateral. The collateral may be difficult to sell, and the Fund would bear the risk that the collateral may decline in value.

In general, the secondary trading market for loans is not well developed. No active trading market may exist for certain senior secured loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell loans quickly or at a fair price. To the extent that a secondary market does exist for certain loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.

Use of Collateral

Collateral for private credit investments may include a wide range of assets, including, but not limited to, assets and/or net income of companies, real estate, revenue streams, equity interests, fund interests, royalties of various types, rights to litigation proceeds, trade receivables, and derivative exposure to loans. To the extent the Advisor originates loans based partly upon the adequacy of the borrower's collateral, an incorrect valuation of such collateral may result in unforeseen losses. The inherent uncertainty of the value of collateral may result in values that differ significantly from the values that can ultimately be obtained for such collateral. Even if collateral is initially valued correctly, changes in market conditions, regulations or other circumstances, or changes directly related to such collateral, may materially adversely affect the value thereof. In addition, there can be no assurance that such collateral could be readily liquidated. In the event of bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing an investment.

Under certain circumstances, collateral securing an investment may be released without the consent of the lender. Moreover, the lender's security interest (with respect to investments in secured debt) may be unperfected for a variety of reasons, including the failure to make required filings by lenders and, as a result, the Fund may not have priority over other creditors as anticipated. First priority lien investments made by the lender may, in certain cases, provide a first priority lien over some, but not all, of the assets of the relevant borrower. The Fund may also invest in second-lien debt, high-yield securities, marketable and non-marketable common and preferred equity securities and other unsecured instruments each of which involves a higher degree of risk than senior first-lien secured debt, including the re-use and subsequent loss of collateral by the borrower. Furthermore, the Fund's right to payment and its security interest, if any, may be subordinated to the payment rights and security interests of senior lenders (with respect to some or all of the assets of an issuer in which the Fund invests). Certain of these investments may have an interest-only payment schedule, with the principal amount remaining outstanding and at risk until the maturity of the investment. In such cases, the ability of the issuer to repay the principal in respect of the Fund's investment may be dependent upon a liquidity event or the long-term success of the company, the occurrence of which is uncertain.

The terms of any derivative hedging arrangements entered into by the Fund may provide that related collateral given to, or received by, the Fund may be pledged, lent, re-hypothecated, or otherwise re-used by the collateral taker for its own purposes. If collateral received by the Fund is reinvested or otherwise re-used, the Fund is exposed to the risk of loss on that investment. Should such a loss occur, the value of the collateral will be reduced, and the Fund will have less protection if the counterparty defaults. Similarly, if the counterparty reinvests or otherwise re-uses collateral received from the Fund and suffers a loss as a result, it may not be in a position to return that collateral to the Fund should the relevant transaction complete, be unwound or otherwise terminate and the Fund is exposed to the risk of loss of the amount of collateral provided to the counterparty.

Secured Debt

Secured debt holds the most senior position in the capital structure of a borrower. Secured debt in most circumstances is fully collateralized by assets of the borrower. Thus, it is generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders. However, there is a risk that the collateral securing the Fund's loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise, and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the borrower to raise additional capital. Also, substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack resources to meet higher debt service requirements. In some circumstances, the Fund's security interest could be subordinated to claims of other creditors. In addition, any deterioration in a borrower's financial condition and prospects, including any inability on its part to raise additional capital, may result in the deterioration in the value of the related collateral. Consequently, the fact that debt is secured does not guarantee that the Fund will receive principal and interest payments according to the investment terms or at all, or that the Fund will be able to collect on the investment should the Fund be forced to enforce its remedies. Moreover, the security for the Fund's investments in secured debt may not be recognized for a variety of reasons, including the failure to make required filings by lenders, trustees, or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated.

Secured debt usually includes restrictive covenants, which must be maintained by the borrower. The Fund may have an obligation with respect to certain senior secured term loan investments to make additional loans, including delayed draw term loans and revolving facilities, upon demand by the borrower. Such instruments, unlike certain bonds, usually do not have call protection. This means that such interests, while having a stated term, may be prepaid, often without penalty. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower. Prepayment would cause the actual duration of a senior loan to be shorter than its stated maturity.

Secured debt typically will be secured by pledges of collateral from the borrower in the form of tangible and intangible assets. In some instances, the Fund may invest in secured debt that is secured only by stock of the borrower or its subsidiaries or affiliates. The value of the collateral may decline below the principal amount of the senior secured term loans subsequent to an investment by the Fund.

Small and Middle-Market Companies

Investment in private and small or middle-market companies involves a number of significant risks. Generally, little public information exists about these companies, and the Fund will rely on the ability of the Advisors' investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If they are unable to uncover all material information about these companies, they may not make a fully informed investment decision, and the Fund may lose money on its investments. In addition, small and middle-market companies are frequently owned or controlled by private equity funds and such funds and their managers may have differently aligned incentives regarding their own investment objectives that may be inconsistent with the objectives of the debt holders of such small and middle-market companies.

Small and middle-market companies may have limited financial resources and may be unable to meet their obligations under their loans and debt securities that the Fund holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with its investment.

In addition, such companies typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors' actions and market conditions, as well as general economic downturns. Additionally, small and middle-market companies are more likely to depend on the management talents and efforts of a small group of persons. Therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on one or more of the portfolio companies in which the Fund invests. Small and middle-market companies also may be parties to litigation and may be engaged in rapidly changing businesses with products subject to a substantial risk of becoming obsolete.

Lower Credit Quality Loans

There are no restrictions on the credit quality of the loans that may be held in the Fund's portfolio. Loans arranged or purchased by the Fund may be deemed to have substantial vulnerability to default in payment of interest and/or principal. Certain of the loans which the Fund may acquire have large uncertainties or major risk exposures to adverse conditions, and may be considered to be predominantly speculative. Generally, such loans offer a higher return potential than higher quality loans, but involve greater volatility of price and greater risk of loss of income and principal. The market values of certain of these loans also tend to be more sensitive to changes in economic conditions than better quality loans.

High Yield, Low-Rated or Unrated Securities

Debt securities (including bonds) and preferred stock in which the Fund invests may or may not be rated by credit rating agencies. If they are rated, their ratings may range from the very highest to the very lowest rating categories by one or more nationally recognized statistical rating organizations (for example, Ca or lower by Moody's and CC or lower by S&P or Fitch). Securities rated below investment grade normally provide a yield that is significantly higher than that of investment grade securities, but are quite speculative for reasons enumerated below. The lower-rated categories include debt securities that are in default and debt securities of insolvent issuers. The rating that a credit rating agency assigns to a security does not reflect an assessment of the volatility of the security's market value or the liquidity of an investment in the security. The values of lower-rated securities (including unrated securities of comparable quality) fluctuate more than those of higher-rated securities because investors generally believe that there are greater risks associated with them. In addition, the lower rating reflects a greater possibility that the financial condition of the issuer, or adverse changes in general economic conditions, or both, or an unanticipated rise in interest rates, may impair the ability of the issuer to make payments of principal and income. The inability (or perceived inability) of issuers to make timely payment of interest and principal would likely make the values of the securities more volatile and could limit the purchaser's ability to sell the securities at prices approximating the values it had placed on the securities. In general, the market for lower-rated or unrated securities is smaller and less active than that for higher-rated securities, which can adversely affect the ability to sell these securities at favorable prices. In addition, the market prices of lower-rated securities are likely to be more volatile because: (i) an economic downturn or increased interest rates may have a more significant effect on the yield, price and potential for default; (ii) past legislation has limited (and future legislation may further limit) investment by certain institutions in lower-rated securities or the tax deductibility of the interest by the issuer, which may adversely affect the value of the securities; and (iii) it may be difficult to obtain information about financially or operationally troubled issuers. The Fund will not necessarily dispose of a security when its rating is reduced below its rating at the time of purchase.

Non-Performing Loans

The Fund may invest in non-performing and sub-performing loans that often involve workout negotiations, restructuring and the possibility of foreclosure. These processes are often lengthy and expensive. In addition, the Fund's investments may include securities and debt obligations of financially distressed issuers, including companies involved in bankruptcy or other reorganization and liquidation proceedings. As a result, the Fund's investments may be subject to additional bankruptcy related risks and returns on such investments may not be realized for a considerable period of time.

Unsecured Loans

The Fund may make unsecured loans to borrowers, meaning that such loans will not benefit from any interest in collateral of such borrowers. Liens on such a borrower's collateral, if any, will secure the borrower's obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the borrower under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before the Fund. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy the Fund's unsecured loan obligations after payment in full of all secured loan obligations. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then the Fund's unsecured claims generally would rank equally with the unpaid portion of such secured creditors' claims against the borrower's remaining assets, if any.

Limited Amortization Requirements

The Fund may invest in loans that have limited mandatory amortization requirements. While these loans may obligate an issuer to repay the loan out of asset sale proceeds or with annual excess cash flow, repayment requirements may be subject to substantial limitations that would allow an issuer to retain such asset sale proceeds or cash flow, thereby extending the expected weighted average life of the investment. In addition, a low level of amortization of any debt over the life of the investment may increase the risk that the issuer will not be able to repay or refinance the loans held by the Fund when it matures.

Nature of Investments

The Fund will invest in loans, debt obligations, securities and assets that are inefficiently priced as a result of business, financial, market or legal uncertainties. There is typically no market for the types of loans and debt the Fund intends to purchase.

The level of analytical sophistication, both financial and legal, necessary for successful returns on such investments is unusually high. There can be no assurance that the Advisors will correctly evaluate the nature and magnitude of the various factors that could affect the value of the Fund's investments. In particular, the Fund will purchase securities and other obligations of companies that are experiencing significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Many of these securities typically remain unpaid unless and until the company reorganizes and/or emerges from bankruptcy proceedings. In addition, it frequently may be difficult to obtain information as to the conditions of these securities. The market prices of these securities are also subject to abrupt and erratic market movements and above average price volatility, and the spread between the bid and asked prices of such securities may be greater than normally expected. Although such investments may result in significant returns to the Fund, they involve a substantial degree of risk and may not show any return for a considerable period of time, if at all. Sourcing, diligence, structuring and governance of private distressed investments require consideration of factors that are often not present in standard private equity investing or investments in the senior and secured debt of financially sound companies. If the Advisors' evaluation of the anticipated outcome of an investment situation should prove incorrect, the Fund could experience losses. There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund's investments or the prospects for a successful reorganization or similar action in respect of any company. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund's original investment and/or may be required to accept payment over an extended period of time.

Debt investments and loans are subject to credit and interest rate risks. "Credit risk" refers to the likelihood that an issuer will default in the payment of principal and/or interest on an instrument and that an investor may not receive any or all of its principal or interest. Financial strength and solvency of an issuer are the primary factors influencing credit risk. In addition, lack or inadequacy of collateral or credit enhancement for a loan or debt instrument may affect its credit risk. Credit risk may change over the life of an instrument, and debt obligations, which are rated by rating agencies, are often reviewed and may be subject to downgrade. "Interest rate risk" refers to the risks associated with market changes in interest rates. Interest rate changes may affect the value of a debt instrument indirectly (especially in the case of fixed rate debt securities) and directly (especially in the case of debt instruments whose rates are adjustable). In general, rising interest rates will negatively impact the price of a fixed rate debt instrument and falling interest rates will have a positive effect on price. Adjustable rate instruments also react to interest rate changes in a similar manner although generally to a lesser degree (depending, however, on the characteristics of the reset terms, including the index chosen, frequency of reset and reset caps or floors, among other factors). Interest rate sensitivity is generally more pronounced and less predictable in instruments with uncertain payment or prepayment schedules. In addition, interest rate increases generally will increase the interest carrying costs to the Fund of borrowed securities and leveraged investments.

The Fund may from time to time make investments in securities of private companies without an active trading market. The ability of the Fund to sell securities and realize investment gains will depend upon favorable market conditions. Initial public offering and merger and acquisition opportunities may be more limited or non-existent for extended periods of time, whether due to economic, regulatory, or other factors. In addition, general fluctuations in the market prices of securities may affect the value of the investments held by the Fund. Therefore, there is no assurance that the Fund will be able to realize liquidity for such investments in a timely manner, if at all.

The Fund's investments may also be adversely affected by changes in economic conditions or political events that are beyond its control. For example, a market crash, a war, an act of terrorism, trade policies, tariffs, or the death of a major political figure may have significant adverse effects on the Fund's investment results.

Nature of Bankruptcy Proceedings

The Fund may invest in the securities and obligations of distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. Such investments generally are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid, if at all, only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments and the amount of any recovery may be affected by the relative security of the Fund's investment in the capital structure of the issuer. Certain debt securities in which the Fund invests could be subject to U.S. federal, state or non-U.S. bankruptcy laws or fraudulent transfer or conveyance laws, if such securities were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such securities. In addition, under certain circumstances, payments to the Fund may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment. If the Fund or the Advisors are found to have interfered with the affairs of a company in which the Fund holds a debt investment, to the detriment of other creditors or investors of such company, the Fund may be held liable for damages to injured parties or a bankruptcy court. Moreover, such debt may be disallowed or subordinated to the claims of other creditors or treated as equity.

There are a number of significant risks arising out of investments in companies involved in bankruptcy proceedings, including, but not limited to, the following: First, many events in a bankruptcy are the product of contested matters and adversary proceedings that are beyond the control of the creditors. Second, a bankruptcy filing may have adverse and permanent effects on a company. For instance, the company may lose its market position and key employees or otherwise become incapable of emerging from bankruptcy and restoring itself as a viable entity. Further, if the bankruptcy proceeding is converted to a liquidation, the liquidation value of the company may not equal the liquidation value that was believed to exist at the time of the investment. Third, the duration of a bankruptcy proceeding is difficult to predict. A creditor's return on investments can be adversely affected by delays while a plan of reorganization is being negotiated, approved by the creditors, and confirmed by the bankruptcy court, and until such time as such plan ultimately becomes effective.

The stocks of most foreign companies that trade in the U.S. markets are traded as ADRs. U.S. depositary banks issue these stocks. Each ADR represents one or more shares of foreign stock or a fraction of a share. The price of an ADR corresponds to the price of the foreign stock in its home market, adjusted to the ratio of the ADRs to foreign company shares. Therefore, while purchasing a security on a U.S. exchange, the risks inherently associated with foreign investing still apply to ADRs.

Competition for Assets Risk

The current lending market in which the Fund participates is competitive and rapidly changing. The Fund may face increasing competition for access to corporate loans and especially direct loans as the lending industry continues to evolve. The Fund may also face competition from other institutional lenders such as pooled investment vehicles and commercial banks that are substantially larger and have considerably greater financial and other resources than the Fund. These potential competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments as compared to the Fund and establish relationships with direct lending managers. A direct lending manager may have similar arrangements with other parties, thereby reducing the potential investments of the Fund through such manager. There can be no assurance that the competitive pressures they may face will not erode their ability to deploy capital. If the Fund is limited in its ability to invest in corporate and/or direct loans, the Fund may be forced to invest in cash, cash equivalents or other assets that may result in lower returns than otherwise may be available through investments in corporate and direct loans. If the Fund's access to corporate and/or direct loans is limited, it would also be subject to increased concentration and counterparty risk.

Other Lending Risks

The value of investments in loans may be detrimentally affected to the extent a borrower defaults on its obligations, there is insufficient collateral and/or there are extensive legal and other costs incurred in collecting on a defaulted loan. The Advisors may attempt to minimize this risk by maintaining low loan-to-liquidation values with each loan and the collateral underlying the loan. However, there can be no assurance that the value assigned by the Advisors to collateral underlying a loan of the Fund can be realized upon liquidation, nor can there be any assurance that collateral will retain its value. In addition, some of the Fund's loans will be supported, in whole or in part, by personal guarantees made by the borrower or a relative, or guarantees made by a corporation affiliated with the borrower. The amount realizable with respect to a loan may be detrimentally affected if a guarantor fails to meet its obligations under the guarantee. Moreover, the value of collateral supporting loans may fluctuate. In addition, active lending/origination by the Fund may subject it to additional regulation, as well as possible adverse tax consequences to investors therein. Finally, there may be a monetary, as well as a time cost involved in collecting on defaulted loans and, if applicable, taking possession of and subsequently liquidating various types of collateral.

Investments in Special Situations

The Fund may provide financing to companies involved in (or the target of) acquisition attempts or tender offers or companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies, and similar transactions. In any investment transaction involving any such type of business enterprise, there exists the risk that the transaction in which such business enterprise is involved either will be unsuccessful, will take considerable time or will result in a distribution of cash or a new security the value of which will be less than the purchase price paid by the Fund of the security or other financial instrument in respect of which such distribution is received. Similarly, if such an anticipated transaction does not in fact occur, the Fund may lose all or a material portion of its investment. All of these events could have a material adverse effect on the value of the investments.

Rediscount Loans

Rediscount loans, which are loans that are purchased or sold prior to the date loan repayment is due at a price that reflects a second discount to the loan's par value, may present risks similar to those of the other types of loans in which the Fund may invest and, in fact, such risks may be of greater significance in the case of rediscount loans. Moreover, investing in rediscount loans may entail a variety of unique risks. Among other risks, rediscount loans may be subject to prepayment risk, credit risk, liquidity risk, market risk, structural risk, legal risk, and interest rate risk. In addition, the performance of a rediscount loan will be affected by a variety of factors, including its priority in the capital structure of the obligor thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on the underlying receivables, loans or other assets that are being collateralized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral, and the capability of the servicer of the relevant assets.

Credit Ratings

Credit ratings of debt obligations or obligor(s) represent the rating agencies' opinions or estimates regarding their credit quality and are not a guarantee of quality. In addition, rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Therefore, such credit ratings may not fully reflect the true risks of an investment. Also, rating agencies may fail to make timely changes to their credit ratings in response to subsequent events and an obligor's current financial condition may be better or worse than a rating indicates.

Distressed and Defaulted Credits

The Fund may invest in securities of issuers in weak financial condition or default, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or involved in bankruptcy or reorganization proceedings. Investments of this type may involve substantial financial and business risks that can result in substantial or at times even total losses. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability, and a tribunal's power to disallow, reduce, subordinate, or disenfranchise particular claims. The market prices of such securities are also subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and asked prices of such securities may be greater than those prevailing in other securities markets. It may take a number of years for the market price of such securities to reflect their intrinsic value. In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (e.g., until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Fund of the security.

Prepayment

Loans are generally prepayable in whole or in part at any time at the option of the obligor at par plus accrued and unpaid interest thereon, and occasionally plus a prepayment premium. Prepayments on loans may be caused by a variety of factors which are often difficult to predict. Consequently, there exists a risk that loans purchased at a price greater than par may experience a capital loss as a result of such a prepayment. When credit market conditions become more attractive to obligors, the rate of prepayment of the Fund's assets would be expected to increase as obligors refinance to take advantage of such improved conditions, which may negatively impact the Fund.

Maturity

A significant portion of the Fund's assets will consist of loans for which most or all of the principal is due at maturity. The ability of the obligor(s) under such loan to make such a large payment upon maturity typically depends upon its ability to refinance the loan prior to maturity. The ability of an obligor to consummate a refinancing will be affected by many factors, including the availability of financing at acceptable rates to such obligor, the financial condition of such obligor, the marketability of the collateral (if any) securing such loan, the operating history of the obligor and related businesses, tax laws and prevailing general economic conditions. Additionally, middle market obligors generally have more limited access to capital and higher funding costs, may be in a weaker financial position, may need more capital to expand or compete, and may be unable to obtain financing from public capital markets or from more traditional sources, such as commercial banks. Consequently, such obligor may not have the ability to repay the loan at maturity and, unless it is able to refinance such loan, it could default in payment at maturity, which could result in losses to the Fund.

Significant numbers of obligors are expected to need to refinance their debt over the next few years, and significant numbers of collateralized loan obligation transactions (historically an important source of funding for loans) have reached or are close to reaching the end of their reinvestment periods or the final maturities of their own debt. As a result, there could be significant pressure on the ability of obligors to refinance their debt over the next few years unless a significant volume of new collateralized loan obligation transactions or other sources of funding develop. If such sources of funding do not develop, significant defaults in the Fund's assets could occur, and there could be downward pressure on the prices and markets for debt instruments, including assets held by the Fund.

PIPEs

The Fund may make private investments in public companies whose stocks are quoted on stock exchanges or which trade in the over-the-counter ("OTC") securities market, a type of investment commonly referred to as a "PIPE" transaction. PIPE transactions will generally result in the Fund acquiring either restricted stock or an instrument convertible into restricted stock. As with investments in other types of restricted securities, such an investment may be illiquid. The Fund's ability to dispose of securities acquired in PIPE transactions may depend upon the registration of such securities for resale. Any number of factors may prevent or delay a proposed registration. Even if the Fund is able to have securities acquired in a PIPE transaction registered or sell such securities through an exempt transaction, the Fund may not be able to sell all the securities on short notice, and the sale of the securities could lower the market price of the securities.

DIP Loans

The Fund may invest in debtor-in-possession ("DIP") loans. DIP loans involve a fundamental credit risk based on the borrower's ability to make principal and interest payments and the inherent risks in the bankruptcy process. DIP loans are subject to a court approval process in which parties-in-interest may be heard but there can be no assurance that the Fund would be successful in obtaining favorable results. If the calculations of the Advisor as to the outcome or timing of a reorganization are inaccurate, a company that has filed for bankruptcy may not be able to make payments on a DIP loan on time or at all. In addition, DIP loans may be privately negotiated transactions, each of which has individualized terms. These positions may be illiquid and difficult to value. DIP loans may be subject to price volatility due to various factors including, but not limited to, changes in interest rates, market perception of the creditworthiness of the borrower and general market liquidity.

Mezzanine Debt

The Fund may invest in mezzanine debt. Investments in mezzanine debt securities of highly leveraged companies involve a high degree of risk. Highly leveraged companies are inherently more sensitive to adverse business or financial developments or economic factors, including declines in company revenues, increases in company expenses, rising interest rates, downturns in the economy, increasing competition, and deteriorating industry conditions. In addition, mezzanine debt securities typically are subordinated to substantial amounts of senior debt, all or a significant portion of which may be secured, which means that distributions to mezzanine holders are available only after satisfaction of claims of senior creditors. While the mezzanine investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking ahead of such investments and may benefit from cross-default provisions and security over the assets of the issuer, some or all of such terms may not be part of particular investments.

Second Lien Loans

The Fund may invest in loans that are secured by a second lien on assets. Second lien loans have been a developed market for a relatively short period of time, and there is limited historical data on the performance of second lien loans in adverse economic circumstances. In addition, second lien loan products are subject to intercreditor arrangements with the holders of first lien indebtedness, pursuant to which the second lien holders have waived many of the rights of a secured creditor, and some rights of unsecured creditors, which may limit their ability to amend its loan documents, assign its loans, accept prepayments, exercise its remedies (through "standstill periods") and control decisions made in bankruptcy proceedings relating to borrowers, which can materially affect recoveries.

Subordinated Securities

The Fund may invest in mortgage-backed securities ("MBS") and other securities that are subordinate to one or more senior classes. Generally, such subordinated securities bear the first risk of loss on the mortgages or other collateral underlying such securities. As a result, changes in the value of the performance of subordinated securities are expected to be greater than the change in the value or payment performance of the underlying mortgages or other collateral. If a default occurs, proceeds from any realization on the underlying mortgages or other collateral will first be allocated to the senior classes of securities in accordance with the priority of payments prior to any allocation to the subordinated securities held by the Fund.

Participations and Assignments

The Fund expects to acquire a significant amount of loan interests indirectly through participations and directly through assignments. These obligations are subject to unique risks, including: (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors' rights laws; (ii) so-called lender-liability claims by the issuer or creditors of the obligations; (iii) environmental liabilities that may arise with respect to collateral securing the obligations; and (iv) limitations on the ability of the Fund to directly enforce its rights with respect to participations. In analyzing each bank loan or participation, the Advisors compare the relative significance of the risks against the expected benefits of the investment. Successful claims by third parties arising from these and other risks will be borne by the Fund.

In a participation the original lender/party granting the participation maintains ownership over the loan and the participant only has a contractual right against the grantor (no privity of contract with the borrower). This exposes loan participants to two separate credit risks: the risk of the underlying borrower's failure to repay the loan, and the risk of the participation grantor's insolvency. If a participation grantor were to experience insolvency, the Fund, by owning a participation interest, may be treated as a general unsecured creditor of the selling institution and may not benefit from any set off between the selling institution and the borrower. In addition, the Fund may purchase a participation interest from a selling institution that does not itself retain any portion of the applicable loan and, therefore, may have limited interest in monitoring the terms of the loan agreement and the continuing creditworthiness of the borrower. When the Fund holds a participation interest in a loan it will not have the right to vote under the applicable loan agreement with respect to every matter that arises thereunder, and it is expected that each selling institution will reserve the right to administer the loan sold by it as it sees fit and to amend the documentation evidencing such loan in all respects. Selling institutions voting in connection with such matters may have interests different from those of the Fund and may fail to consider the interests of the Fund in connection with their votes.

The purchaser of an assignment of an interest in a loan typically succeeds to all the rights and obligations of the assigning selling institution and becomes a lender under the loan agreement with respect to that loan. As a purchaser of an assignment, the Fund generally will have the same voting rights as other lenders under the applicable loan agreement, including the right to vote to waive enforcement of breaches of covenants or to enforce compliance by the borrower with the terms of the loan agreement and the right to set off claims against the borrower and to have recourse to collateral supporting the loan. Assignments are, however, arranged through private negotiations between assignees and assignors and in certain cases the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning selling institution.

Assignments and participations are sold strictly without recourse to the selling institutions and the selling institutions will generally make no representations or warranties about the underlying loan, the borrowers, the documentation of the loans or any collateral securing the loans. In addition, the Fund will be bound by provisions of the underlying loan agreements, if any, that require the preservation of the confidentiality of information provided by the borrower. Because of certain factors including confidentiality provisions, the unique and customized nature of the loan agreement and the private syndication of the loan, loans are not purchased or sold as easily as are publicly traded securities.

Covenant-Lite Loans

The Fund may invest in "covenant-lite" loans. Certain financial institutions may define "covenant-lite" loans differently, but such obligations generally contain fewer financial maintenance covenants (or no maintenance covenants at all), including terms that allow the lender to monitor the financial performance of the borrower and declare a default if certain criteria are breached. In addition, covenant-lite loans may have specific tranches that contain fewer or no restrictive covenants. While these loans may still contain other collateral protections, a covenant-lite loan may carry more risk than a covenant-heavy loan made by the same borrower as it does not require the borrower to provide affirmation that certain specific financial tests have been satisfied on a routine basis as is required under a covenant-heavy loan agreement. The Fund may experience relatively greater realized or unrealized losses or delays in enforcing its rights on its holdings of certain covenant-lite loans than its holdings of loans with the usual covenants.

Event Driven Situation Investing

The Fund may focus on securities or indebtedness of companies that are engaging, or which have recently been engaged, in extraordinary transactions and in other special situations ("Event Driven Situations"). Investing in Event Driven Situations entails discovering value by analyzing companies experiencing corporate change. These situations include investing in companies that the Advisors believe are likely to become the subject of a takeover, merger, exchange offer, rights offering, restructuring, liquidation, spin off or any other extraordinary event that the Advisors believe would be likely to increase the value of the companies' debt or equity securities. Investments in Event Driven Situations typically will entail a higher degree of risk than investments in companies that are not engaging in or have recently engaged in Event Driven Situations. If an evaluation of the anticipated outcome of an Event Driven Situation should prove incorrect, the Fund could experience losses. The uncertainties inherent in evaluating such investments may be increased by legal and practical considerations which limit the access of the Advisors and their respective affiliates to reliable and timely information concerning material developments affecting an investment.

The Fund may invest and trade in securities and obligations of U.S. or non-U.S. companies which it believes are undervalued in the sense that, although they are not the subject of an announced Event Driven Situation transaction, the companies are, in the view of the Advisors, potential candidates for such transaction. In such a case, if the anticipated transaction does not in fact occur, the Fund may sell the investments at a loss.

The Fund may invest in the securities of a company engaging in an Event Driven Situation after the event has been announced. Since the price offered for securities of a company involved in an announced transaction may be at a significant premium above the market price prior to the announcement, in the event the proposed transaction is not consummated, the value of such securities held by the Fund will decline significantly if their market price returns to a level comparable to that which exists prior to the announcement of the transaction. Furthermore, the difference between the price paid by the Fund for securities of a company involved in an announced transaction and the anticipated value to be received for such securities upon consummation of the proposed transaction will often be very small. If the proposed transaction appears likely not to be consummated or, in fact, is not consummated or is delayed, the market price of the securities will usually decline sharply, perhaps by more than the Fund's anticipated profit.

Investing in securities in anticipation of a merger is extremely competitive. The Fund competes with firms, including many of the larger investment banking firms, which have substantially greater financial resources, larger research staffs and more securities traders than are available to the Fund. The Fund will attempt to assess all of the foregoing risk factors, and others, in determining the extent of the position it will take in the relevant securities and the price it is willing to pay for such securities. However, such risks cannot be eliminated.

BDCs

The Fund may invest in private BDCs and publicly traded BDCs. A BDC is a type of closed-end investment company regulated under the 1940 Act. BDCs typically invest in and lend to small and medium-sized private and certain public companies that may not have access to public equity or debt markets for capital raising. BDCs invest in such diverse industries as healthcare, chemical and manufacturing, technology and service companies. At least 70% of a BDC's investments must be made in private and certain public U.S. businesses, and BDCs are required to make available significant managerial assistance to their portfolio companies. Unlike corporations, BDCs are not taxed on income distributed to their shareholders, provided they comply with the applicable requirements of the Code.

Investments in BDCs may be subject to a high degree of risk. BDCs typically invest in small and medium-sized private and certain public companies that may not have access to public equity or debt markets for capital raising. As a result, a BDC's portfolio typically will include a substantial amount of securities purchased in private placements, and its portfolio may carry risks similar to those of a private equity or venture capital fund. Securities that are not publicly registered may be difficult to value and may be difficult to sell at a price representative of their intrinsic value. Small and medium-sized companies also may have fewer lines of business so that changes in any one line of business may have a greater impact on the value of their stock than is the case with a larger company. To the extent a BDC focuses its investments in a specific sector, the BDC will be susceptible to adverse conditions and economic or regulatory occurrences affecting the specific sector or industry group, which tends to increase volatility and result in higher risk. Investments in BDCs are subject to various risks, including management's ability to meet the BDC's investment objective and to manage the BDC's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding a BDC or its underlying investments change. Private BDCs are illiquid investments, and there is no guarantee the Fund will be able to liquidate or sell its private BDC investments.

Certain BDCs may use leverage in their portfolios through borrowings or the issuance of preferred stock. While leverage may increase the yield and total return of a BDC, it also subjects the BDC to increased risks, including magnification of any investment losses and increased volatility. In addition, a BDC's income may fall if the interest rate on any borrowings of the BDC rises.

Asset-Backed Securities

Asset-backed securities often involve risks that are different from or more acute than risks associated with other types of debt instruments. For instance, asset-backed securities may be particularly sensitive to changes in prevailing interest rates. In addition, the underlying assets are subject to prepayments that shorten the securities'

weighted average maturity and may lower their return. Asset-backed securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. In addition, due to their often complicated structures, various asset-backed securities may be difficult to value and may constitute illiquid investments. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.

An investment in subordinated (residual) classes of asset-backed securities is typically considered to be an illiquid and highly speculative investment, as losses on the underlying assets are first absorbed by the subordinated classes. The risks associated with an investment in such subordinated classes of asset-backed securities include credit risk, regulatory risk pertaining to the Fund's ability to collect on such securities and liquidity risk.

CMBS

The Fund's portfolio may include CMBS, which are securities backed by obligations (including certificates of participation in obligations) that are principally secured by interests in real property having a commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are issued in public and private transactions by a variety of public and private issuers using a variety of structures, including senior and subordinated classes. CMBS generally lack standardized terms, tend to have shorter maturities than RMBS and may provide for the repayment of all or substantially all of the principal only at maturity. All of these factors increase the risk involved with real estate investments.

Commercial properties tend to be unique and are more difficult to value than single-family residential properties. Commercial lending is generally viewed as exposing a lender to a greater risk of loss than residential one-to-four family lending since it typically involves larger loans to a single borrower than residential one-to-four family lending.

Commercial mortgage lenders typically look to the debt service coverage ratio of a mortgage secured by income-producing property as an important measure of the risk of default on a mortgage. Commercial property values and net operating income are subject to volatility, and net operating income may be sufficient or insufficient to cover debt service on the related mortgage at any given time. The repayment of mortgages secured by income-producing properties is typically dependent upon the successful operation of the related real estate project as well as upon the liquidation value of the underlying real estate. The value of real estate is also subject to a number of laws and regulations, such as regulations and laws regarding environmental clean-up and limitations on remedies imposed by bankruptcy laws and state laws regarding foreclosures and rights of redemption.

Most CMBS are effectively non-recourse obligations of the borrower, meaning that there is no recourse against the borrower's assets other than the collateral. If borrowers are not able or willing to refinance or dispose of encumbered property to pay the principal and interest owed on such mortgages, payments on the subordinated classes of the related MBS are likely to be adversely affected. The ultimate extent of the loss, if any, to the subordinated classes of MBS may only be determined after a negotiated discounted settlement, restructuring or sale of the mortgage note, or the foreclosure (or deed-in-lieu of foreclosure) of the mortgage encumbering the property and subsequent liquidation of the property. Foreclosure can be costly and delayed by litigation and/or bankruptcy. Factors such as the property's location, the legal status of title to the property, its physical condition and financial performance, environmental risks, and governmental disclosure requirements with respect to the condition of the property may make a third-party unwilling to purchase the property at a foreclosure sale or to pay a price sufficient to satisfy the obligations with respect to the related MBS. Revenues from the assets underlying such MBS may be retained by the borrower and the return on investment may be used to make payments to others, maintain insurance coverage, pay taxes, or pay maintenance costs. Such diverted revenue is generally not recoverable without a court-appointed receiver to control collateral cash flow.

A CMBS may pay fixed or floating rates of interest. A fixed-rate CMBS, like all fixed income securities, generally declines in value as rates rise. Moreover, although generally the value of fixed income securities increases during periods of falling interest rates, the inverse relationship may not be as marked in the case of CMBS due to the increased likelihood of prepayments during periods of increasing interest rates. This effect is mitigated to some degree for CMBS providing for a period during which no prepayments may be made.

Certain CMBS lack regular amortization of principal, resulting in a single "balloon" payment due at maturity. If the underlying mortgage borrower experiences business problems, or other factors limit refinancing alternatives, such balloon payment mortgages are likely to experience payment delays or even default.

RMBS

RMBS are, generally, securities that represent interest in a pools of residential mortgage loans secured by one to four family residential mortgage loans. Investments in RMBS are subject to the risks of defaults, foreclosure timeline extension, fraud, home price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal accompanying the underlying residential mortgage loans. In the event of defaults on the residential mortgage loans that underlie investments in RMBS and the exhaustion of any underlying or any additional credit support, the Fund may not realize its anticipated return on its investments and the Fund may incur a loss on these investments.

Real Estate Investment Generally

All real estate investments are subject to some degree of risk. For example, real estate investments are relatively illiquid and, therefore, will tend to limit the Fund's ability to vary the Fund's portfolio promptly in response to changes in economic or other conditions. No assurances can be given that the fair market value of any real estate investments held by the Fund will not decrease in the future (including during the Fund's anticipated hold period for such investments) or that the Fund will recognize full value for any investment that the Fund is required to sell for liquidity reasons. In addition, the ability of the Fund to realize anticipated debt service payments and debt repayments will depend, among other factors, on the financial reliability of borrowers, the location and attractiveness of the properties in which it invests, the supply of comparable space in the areas in which its properties are located and general economic conditions. Other risks include changes in zoning, building, environmental and other governmental laws, changes in operating expenses, changes in real estate tax rates, changes in interest rates, changes in the availability of property relative to demand, changes in costs and terms of mortgage funds, energy prices, changes in the relative popularity of properties, changes in the number of buyers and sellers of properties, the ongoing need for capital improvements, cash-flow risks, construction risks, as well as natural catastrophes, acts of war, terrorism, civil unrest, a pandemic, uninsurable losses and other factors beyond the control of the Advisors.

Real Assets Sector

A fund that invests in real assets-related credit securities has greater exposure to adverse economic, regulatory, political, legal, and other changes affecting the issuers of such securities. Real assets-related credit investments are subject to a variety of risks, not all of which can be foreseen or quantified, including: (i) the burdens of ownership of real assets; (ii) local, national and international political and economic conditions; (iii) the supply and demand for services from and access to real assets; (iv) the financial condition of users and suppliers of real assets; (v) changes in interest rates and the availability of funds that may render the purchase, sale or refinancing of real assets difficult or impracticable; (vi) changes in regulations, planning laws and other governmental rules; (vii) changes in fiscal and monetary policies; (viii) under-insured or uninsurable losses, such as force majeure acts and terrorist events; (ix) reduced investment in real assets; (x) operating risks, including equipment failure causing outages and structural, maintenance, impairment, spills and safety problems; and (xi) other factors that are beyond the reasonable control of the Fund.

Additionally, real assets-related investments may be subject to regulation by various governmental authorities and may also be affected by governmental regulation of rates charged to consumers, service interruption and/or legal challenges due to environmental, operational, or other mishaps and the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards. Violators may be subject to administrative, civil and criminal penalties, including civil fines and injunctions. Stricter laws, regulations or enforcement policies could be enacted in the future, which would likely increase compliance costs and may adversely affect the financial performance of the real assets underlying certain of the Fund's investments. There is also the risk that corruption may negatively affect publicly-funded real assets, resulting in delays and cost overruns as well as cause negative publicity, which may adversely affect the value of the Fund's investments. Furthermore, certain of the Fund's real assets investments may encounter opponents who seek to utilize the courts, media campaigns and political activism to attempt to stop, or impede the real assets underlying such investments as much as possible. Significant delays could result in a material increase in the cost of developing such real assets. Such delays could also result in such investments failing to generate the expected return on investment or realizing a financial loss, either of which would adversely affect the results of operations and financial performance of the Fund's investments in real assets.

Many of the foregoing factors could cause fluctuations in usage, expenses, and revenues, causing the value of investments to decline and a material adverse effect on the Fund's performance.

Originators and Servicers of Mortgage-Related Securities May Experience Financial Difficulties

Pools of asset-backed securities and MBS acquired by the Fund may be affected by originators and servicers of mortgage-related securities experiencing serious financial difficulties and, in some cases, entering bankruptcy proceedings. These difficulties have resulted in part from: (i) declining markets for mortgage-related securities held on their balance sheets, (ii) increasing claims for repurchases of mortgage-related securities previously sold under provisions that require repurchase in the event of early payment defaults or for breaches of representations regarding quality, (iii) increasing costs of servicing a delinquent portfolio without a corresponding increase in servicing compensation, (iv) declining value of any residual interests retained by sellers of mortgages in the securitization market and (v) declining real estate values, which reduces the number of borrowers seeking or able to refinance their mortgages and results in a decrease in overall originations.

The terms of certain asset-backed securities and MBS may also provide that the servicer is required to make advances in respect of delinquent mortgages. However, servicers experiencing financial difficulties may not be able to perform these obligations. Even if a servicer were able to advance amounts in respect of delinquent mortgages, its obligations to make such advances may be limited to the extent that it does not expect to recover such advances due to the deteriorating credit of the delinquent mortgages. In addition, a servicer's obligations to make such advances may be limited to the amount of its servicing fee.

Any regulatory oversight, proposed legislation and/or governmental intervention designed to protect consumers may have an adverse impact on originators and servicers. These factors, among others, may have the overall effect of increasing costs and expenses of originators and servicers, while at the same time decreasing servicing cash flow and loan origination revenues. Such financial difficulties may have a negative effect on the ability of servicers to pursue collection on mortgages that are experiencing increased delinquencies and defaults and to maximize recoveries on sale of underlying properties following foreclosure.

Investors will be entitled to remove and replace the existing servicer under certain circumstances, including a failure to perform its servicing obligations, a bankruptcy of the servicer, and in some cases, if certain loss and/or delinquency triggers are exceeded. While non-agency MBS transactions typically enlist a reputable "backup servicer," there is no guarantee that a suitable servicer could be found to assume the obligations of the existing servicer. The transition of servicing responsibilities to a replacement servicer could have an adverse effect on performance of servicing functions during or following a transition period and result in an increase in delinquencies and losses and a decrease in recoveries.

Transfers of MBS by the originator or seller will be characterized in the applicable sale agreement as a sale transaction. Nevertheless, in the event of a bankruptcy of the originator or seller, the trustee in bankruptcy could attempt to re-characterize the sale of the MBS as a borrowing secured by a pledge of the MBS. If such attempt were successful, the trustee in bankruptcy could prevent the trustee for the MBS from exercising any of the rights of the owner of the MBS and also could elect to liquidate the MBS. Investors may suffer a loss to the extent that the proceeds of the liquidation of the MBS would not be sufficient to pay amounts owed in respect of their investments. If this occurs, investors would lose the right to future payments of interest and may fail to recover their initial investment. Regardless of whether a trustee elects to foreclose on the underlying pool, delays in payments on their investments and possible reductions in the amount of these payments could occur.

The Fund may purchase a portion of MBS consisting of RMBS that were originated or are serviced (or both) by mortgage companies that are currently in bankruptcy proceedings or subject to regulatory enforcement actions which have restricted the ability of such mortgage companies or its affiliates to originate mortgage-related securities and/or affect their ability to service or subservice such securities. Servicers who have sought bankruptcy protection may, due to the application of applicable bankruptcy laws, no longer be required to make service advances.

Litigation Finance

The Fund may invest in litigation finance-related investments. Some litigation finance investments pertain to litigation in which a settlement agreement or some form of agreement in principle between the parties exists. However, in some circumstances, these settlements, whether finalized or under a memorandum of understanding, require court approval or procedural steps beyond the Advisors' or the Fund's control. Where a loan is secured by litigation proceeds, or where the recipient of financing is not obligated to make any payment unless and until litigation proceeds are actually received by the litigant or their counsel, the Fund could suffer a complete loss of the capital invested if the matter fails to be resolved in the recipient's favor. Other risks the Fund may face in connection with these financing activities include, without limitation: (i) losses from terminated or rejected settlements; (ii) predictive evaluations of the strength of cases, claims or settlements may turn out to be inaccurate; (iii) losses as a result of inability to collect, or timing uncertainty relating to collection on, judgments or awards; (iv) lack of control over decisions of lawyers acting pursuant to their professional duties in connection with formulating and implementing litigation strategies or otherwise; (v) expenses and uncertainties involving reliance on outside counsel and experts; (vi) changes in law, regulations or professional standards on such financing activities; (vii) poor case selection and case outcomes; (viii) timing or delays inherent to litigation; (ix) changes in counsel; (x) costs of litigation; (xi) inability of a defendant to pay a judgement or settlement; (xii) general competition and industry-related risks; (xiii) conflicts of interest; and (xiv) issues associated with the treatment of these types of investments for tax purposes.

Royalty Securitizations

Companies holding rights to intellectual property may create bankruptcy remote special purpose entities whose underlying assets are royalty license agreements and intellectual property rights related to a product, including pharmaceutical royalties that are secured by rights related to one or more drugs. The Fund may invest in royalty streams related to various industries. Royalty securities may include bonds, loans and equity issued by the special purpose entity.

In a typical structure in the pharmaceutical industry, a small pharmaceutical company that develops a compound may license the commercial opportunity to a large-cap pharmaceutical company in exchange for payments upon completion of certain milestones (for example, Food and Drug Administration (FDA) approval) and a percentage of future product sales. Upon securing the right to receive royalties on product sales, the small pharmaceutical company finances a loan or bond secured by the royalty stream, which is typically non-recourse to either of the pharmaceutical companies.

In addition, a company (the sponsor) may create a wholly owned subsidiary (the issuer) that issues the royalty securities. The sponsor sells, assigns, and contributes to the issuer rights under one or more license agreements, including the right to receive royalties and certain other payments from sales of the pharmaceutical or other products. The sponsor also pledges the equity ownership interests in the issuer to the trustee under the indenture related to the notes. In return, the sponsor receives the proceeds of the securities from the issuer. The issuer of the securities grants a security interest in its assets to the trustee and is responsible for the debt service on the notes. An interest reserve account may be established to provide a source for payments should there be a cash flow shortfall for one or more periods. Many structures include a 100% cash flow sweep, which means that the principal is paid down by all cash flows received. Although the notes may have a legal maturity date of up to five to sixteen years from issuance, the expected weighted average maturity of the notes may be significantly shorter because of expected required principal repayments if funds are available.

If the issuer of the loan or bond defaults, any recourse will be limited to the issuer (which is formed for the limited purpose of purchasing and holding the license agreement or related intellectual property) and the collateral. The pharmaceutical or other company sponsoring the special purpose entity will generally not have the obligation to contribute additional equity to the issuer. If the sponsor of the issuer were to become a debtor in a bankruptcy case, a creditor, debtor in possession or trustee could request that the bankruptcy court substantively consolidate the issuer of the royalty security with the sponsor and/or recharacterize the transaction pursuant to which the royalty stream was transferred to the issuer and/or take other actions challenging the transaction. To the extent that these efforts are successful, these actions may adversely impact the securities and the Fund.

Regulatory Risks Related to Real Estate and Real Assets

The Fund's real estate and real asset investments may be subject to various laws and regulations, including building codes, laws and regulations pertaining to fire safety and handicapped areas, and other laws and regulations that may from time to time be enacted by federal, state, and local governments. The regulations applicable to the Fund's investments vary from location to location and from time to time. There is a risk that the Fund could be required to incur significant costs and expenses that may be necessary or appropriate to comply with any changes in any applicable laws or regulations. Non-compliance with existing or future laws or regulations applicable to an investment could result in substantial capital expenditures to bring the relevant investment into compliance, as well as the imposition of fines or an award of damages to private litigants, which generally are required to be borne by the Fund (and may materially adversely affect the Fund and an investor).

The underlying collateral of the Fund's investments may also be subject to numerous statutes, rules and regulations relating to environmental protection, under which the Fund, in the event it has foreclosed on a mortgage, may be liable for non-compliance with applicable environmental and health and safety requirements and for the costs of investigation, monitoring, removal or remediation of hazardous materials. The Fund may be exposed to substantial risk of loss from environmental claims arising in respect of such underlying collateral in the event of foreclosure.

Bankruptcy Claims

The Fund may invest in bankruptcy claims which are amounts owed to creditors of companies in financial difficulty. Bankruptcy claims are illiquid and generally do not pay interest and there can be no guarantee that the debtor will ever be able to satisfy the obligation on the bankruptcy claim. Because bankruptcy claims are frequently unsecured, holders of such claims may have a lower priority in terms of payment than certain other creditors in a bankruptcy proceeding. In addition, under certain circumstances, payments and distributions may be reclaimed if any such payment is later determined to have been a fraudulent conveyance or a preferential payment.

Equitable Subordination

A number of judicial decisions in the United States have upheld the right of borrowers to pursue lending institutions and others on the basis of various evolving legal theories (collectively termed "lender liability"). Generally, lender liability is founded upon the premise that a lender has violated a duty (whether implied or contractual) of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower that creates a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of certain of the Fund's investments, the Fund could be subject to allegations of lender liability.

Under common law principles in the United States that in some cases form the basis for lender liability claims, if a lender (a) intentionally takes an action that results in the undercapitalization of a borrower or issuer to the detriment of other creditors of such borrower or issuer, (b) engages in other inequitable conduct to the detriment of such other creditors, (c) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (d) uses its influence as a stockholder to dominate or control a borrower or issuer to the detriment of other creditors of such borrower or issuer, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors (a remedy called "equitable subordination"). The Fund does not intend to engage in conduct that would form the basis for a successful cause of action based upon the equitable subordination doctrine; however, because of the nature of the debt obligations, the Fund may be subject to claims from creditors of an obligor that debt obligations of such obligor which are held by the Fund should be equitably subordinated.

Participation on Creditors' Committees

The Fund may participate on committees formed by creditors to negotiate the management of financially troubled companies that may or may not be in bankruptcy, or may seek to negotiate directly with debtors with respect to restructuring issues. If the Fund joins a creditors' committee, the participants of the committee would be interested in obtaining an outcome that is in their respective individual best interests and there can be no assurance of obtaining results most favorable to the Fund in such proceedings. By participating on such committees, the Fund may be deemed to have duties to other creditors represented by the committees, which might thereby expose the Fund to liability to such other creditors who disagree with the actions of the Fund, as the case may be.

Use of Leverage: Risk of Borrowing by the Fund

The Fund expects to employ leverage through a secured credit facility to achieve its investment objectives and may consider other potential uses in the future. The Fund's willingness to use leverage, and the extent to which leverage is used at any time, will depend on many factors, including the Advisor's assessment of the yield curve environment, interest rate trends, market conditions and other factors.

The Fund may incur permanent, Fund-level leverage including through, but not limited to, bridge, asset-backed facilities, term loan debt, subscription facilities, financing transactions from prime brokers or custodians, short-sales and/or related to the Fund's hedging activities. The Fund may leverage its investments through borrowings. Borrowings by the Fund will further diminish returns (or increase losses on capital) to the extent overall returns are less than the Fund's cost of funds. Such debt exposes the Fund to refinancing, recourse and other risks. As a general matter, the presence of leverage can accelerate losses.

Subject to prevailing market conditions, the Fund may add financial leverage if, immediately after such borrowing, it would have asset coverage (as defined in the 1940 Act) of 300% or more (in the event leverage is obtained solely through debt) or 200% or more (in the event leverage is obtained solely though preferred stock).

For example, if the Fund has $100 in net assets, it may utilize leverage through obtaining debt of up to $50, resulting in $150 in total assets (or 300% asset coverage). The Fund does not presently intend to obtain leverage through preferred stock. The Fund may use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund's assessment of market conditions and the investment environment. The Fund currently expects to employ leverage representing approximately 10-25% of the Fund's net assets.

The 1940 Act generally limits the extent to which the Fund may utilize borrowings and "uncovered" transactions that may give rise to a form of leverage, including reverse repurchase agreements, swaps, futures and forward contracts, options, the leverage incurred in securities lending and other derivative transactions or short selling, together with any other senior securities representing indebtedness, by requiring asset coverage (as defined in the 1940 Act) immediately after any borrowing of 300% or more. To the extent the Fund "covers" its commitment under these transactions, such instrument will not be considered a "senior security" by the Fund and therefore will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings (or, as the case may be, the 200% asset coverage requirement applicable to preferred shares). The Fund will "cover" its applicable positions by segregating an amount of cash and/or liquid securities to the extent required by the 1940 Act and applicable SEC interpretations and guidance from time to time.

Alternatively, the Fund may enter into an offsetting position or own positions covering its obligations with respect to a transaction; otherwise, the transaction will be considered "uncovered." The Fund may not cover an applicable derivative transaction if it does not need to do so to comply with the foregoing 1940 Act requirements and, in the view of the Advisor, the assets that would have been used to cover could be better used for a different purpose. However, these transactions, even if covered, may represent a form of economic leverage and will create risks. The potential loss on derivative instruments may be substantial relative to the initial investment therein. In addition, these segregation and coverage requirements could result in the Fund maintaining securities positions that it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restricting portfolio management. Such segregation and cover requirements will not limit or offset losses on related positions.

The Advisors expect that the Fund's borrowings may ultimately be secured with a security interest in investments. In times of adverse market conditions, the Fund may be required to post additional collateral that could affect the Fund's liquidity. Incurrence of indebtedness at the level of the Fund (or entity through which it invests) may, among others, have the following consequences to Shareholders, including, but not limited to: (i) greater fluctuations in the NAV of the Fund's assets; (ii) use of cash flow for debt service, distributions, or other purposes (and prospective investors should specifically note in this regard that, for the avoidance of doubt, in connection with one or more credit facilities entered into by the Fund, distributions to Shareholders may be subordinated to payments required in connection with any indebtedness contemplated thereby); (iii) to the extent that Fund revenues are required to meet principal payments, Shareholders may be allocated income (and therefore tax liability) in excess of cash distributed; and (iv) in certain circumstances, the Fund may be required to dispose of investments at a loss or otherwise on unattractive terms in order to service its debt obligations or meet its debt covenants. There can be no assurance that the Fund will have sufficient cash flow to meet its debt service obligations. As a result, the Fund's exposure to foreclosure and other losses may be increased due to the illiquidity of its investments.

In addition, the Fund may need to refinance its outstanding debt as it matures. There is a risk that the Fund may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of any then existing loan agreements. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. These risks could adversely affect the Fund's financial condition, cash flows and the return on its investments.

With respect to any asset-backed facility entered into by the Fund (or an affiliate thereof), a decrease in the market value of the Fund's investments would increase the effective amount of leverage and could result in the possibility of a violation of certain financial covenants pursuant to which the Fund must repay the borrowed funds to the lender. Liquidation of the Fund's investments at an inopportune time in order to satisfy such financial covenants could adversely impact the performance of the Fund and could, if the value of its investments had declined significantly, cause the Fund to lose all or a substantial amount of its capital. In the event of a sudden, precipitous drop in the value of the Fund's assets, the Fund might not be able to dispose of assets quickly enough to pay off its debt resulting in a foreclosure or other total loss of some or all of the pledged assets. Fund-level debt facilities typically include other covenants such as, but not limited to, covenants against the Fund incurring or being in default under other recourse debt, including certain Fund guarantees of asset level debt, which, if triggered could cause adverse consequences to the Fund if it is unable to cure or otherwise mitigate such breach.

On July 17, 2023, the Fund entered into a senior secured credit agreement (the "Secured Credit Facility") with PNC Capital Markets LLC as a lead arranger, PNC Bank, National Association ("PNC") as administrative agent and syndication agent and with certain lenders from time to time as parties thereto (the "Lenders"), as amended by that certain first amendment thereto, dated as of July 10, 2024, that certain second amendment thereto, dated as of March 28, 2025, that certain third amendment thereto, dated as of July 11, 2025, and as further amended, supplemented or modified from time to time. The Secured Credit Facility provides for borrowings on a committed basis in an aggregate principal amount up to $150,000,000, which amount may be increased from time to time upon mutual agreement by the parties, not to exceed $400,000,000. The Secured Credit Facility matures on July 13, 2026.

Effects of Leverage. The table below assumes that borrowings represent approximately 5% of the Fund's net assets as of June 30, 2025 and the Fund bears expenses relating to such borrowings at annual effective interest rates of 7.17% (based on interest rates for such borrowings as of a recent date). The table below also assumes that the annual return that the Fund's portfolio must experience (net of expenses not related to borrowings) in order to cover the costs of such leverage would be approximately 0.33%. These figures are estimates based on current market conditions, used for illustration purposes only. Actual expenses associated with borrowings used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example above.

The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effects of the Fund's leverage due to senior securities on corresponding Share total return, assuming investment portfolio total returns (consisting of income and changes in the value of investments held in the Fund's portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Fund. Your actual returns may be greater or less than those appearing below.

Assumed Return on Portfolio (Net of Expenses not related to borrowings)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Corresponding Share Total Return	(10.33)%	(5.33)%	(0.33)%	4.67%	9.67%

Corresponding Share total return is composed of two elements — the Share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying interest expenses on the Fund's borrowings) and gains or losses on the value of the securities the Fund owns.

Sovereign and Other Governmental Debt Investments

The Fund may invest its assets in sovereign and other governmental debt instruments, which involve special risks. The governmental authority that controls the repayment of the sovereign and other governmental debt may be unwilling or unable to repay the principal and/or interest when due in accordance with the terms of such securities due to: (i) the extent of its foreign reserves; (ii) the availability of sufficient foreign exchange on the date a payment is due; (iii) the relative size of the debt service burden to the economy as a whole; or (iv) the government debtor's policy towards the International Monetary Fund and the political constraints to which a government debtor may be subject. In addition, sovereign and other governmental debt instruments may be subject to credit spread risks resulting from exposures to changes in a sovereign and other governmental issuer's probability of default, expected recovery rate and actual default. In recent years, some sovereign and other governmental issuers have encountered difficulties in servicing their external debt obligations, which led to defaults on certain obligations and the restructuring of certain indebtedness. If an issuer of sovereign and other governmental debt defaults on payments of principal and/or interest, the Fund may have limited legal recourse against the issuer and/or guarantor. In certain cases, remedies must be pursued in the courts of the defaulting party itself, and the Fund's ability to obtain recourse may be limited. All of the Fund's investments in sovereign and other governmental debt instruments will be subject to typical market risks. See "Nature of Investments" above.

Securities Lending

The risks in lending portfolio securities, as with other extensions of credit, consist of the failure of another party, in this case the approved intermediary, to comply with the terms of agreement entered into between the lender of the securities (i.e., the Fund) and the approved intermediary (i.e., the prime broker). Such failure to comply can result in the possible loss of rights in the collateral put up by the borrower of the securities, the inability of the approved intermediary to return the securities deposited by the Fund and the possible loss of any corporate benefits (including, without limitation, certain voting rights) accruing to the Fund from the securities deposited with the approved intermediary.

Fraud and Misconduct

Of paramount concern in lending is the possibility of material misrepresentation or omission on the part of a borrower and loan co-investment counterparty. Such inaccuracy or incompleteness may adversely affect the valuation of the collateral underlying the loan or may adversely affect the ability of the Fund to perfect or effectuate a lien on the collateral securing the loan. The Fund generally relies upon the accuracy and completeness of representations made by borrowers and co-investment counterparties, but cannot guarantee such accuracy or completeness. Under certain circumstances, payments to the Fund may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment. Instances of fraud and other deceptive practices committed by senior management of certain companies in which the Fund invests may undermine the Advisors' due diligence efforts with respect to such companies, and if such fraud is discovered, negatively affect the valuation of the Fund's investments. In addition, when discovered, financial fraud may contribute to overall market volatility, which can negatively impact the Fund's investment program. Misconduct by employees of the Advisors or by third party service providers could cause significant losses to the Fund. Employee misconduct may include binding the Fund to transactions that exceed authorized limits or present unacceptable risks and unauthorized trading activities or concealing unsuccessful trading activities (which, in either case, may result in unknown and unmanaged risks or losses). Losses could also result from actions by third party service providers, including, without limitation, failing to recognize trades and misappropriating assets. In addition, employees and third-party service providers may improperly use or disclose confidential information, which could result in litigation or serious financial harm, including limiting the Fund's business prospects or future marketing activities. No assurances can be given that the due diligence performed by the Advisors will identify or prevent any such misconduct.

Liquidity and Valuation

The Fund expects to invest in securities which are subject to legal or other restrictions on transfer or for which no liquid market exists. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the OTC markets. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale. Because the markets for such securities are still evolving, liquidity in these securities is limited and liquidity with respect to lower-rated and unrated subordinated classes may be even more limited. The Fund may be unable to liquidate all or a portion of its position in such securities. In addition, the market prices, if any, for such securities tend to be more volatile and the Fund may not be able to realize what it perceives to be their fair value in the event of a sale. The high yield securities markets have suffered periods of extreme illiquidity for certain types of instruments in the past. For these reasons, among others, calculating the fair market value of the Fund's holdings may be difficult. The Board has designated the Advisor as Valuation Designee, responsible for implementing the portfolio valuation process set forth in the Fund's valuation policy, and has authorized the Advisor to utilize the independent third-party pricing services and independent third-party valuation services that have been approved by the Board at the Fund's expense. If market quotations for the Fund's investments are not readily available, the Advisor may seek to value the Fund's investments by testing possible sales prices for such investments with at least one potential investor or, if there are market makers, by obtaining quotations and may sell investments through such pricing mechanism. Should no quotes be available for a particular investment, the Fund will determine the fair market value of such investment in good faith. Illiquid securities are subject to wide spreads. Fair valuation is not exact, and prices can vary significantly from one period to the next.

Investments in Equity Securities

The Fund may invest its assets in equity securities, including preferred or common stocks. Investments in equity securities of small or medium-sized market capitalization companies will have more limited marketability than the securities of larger companies. In addition, securities of smaller companies may have greater price volatility. All of the Fund's investments in stocks will be subject to normal market risks. While diversification among issuers may mitigate these risks, investors must expect fluctuations in the value of equity securities held by the Fund based on market conditions.

Control Investments

Although the Fund intends to focus on non-control investments, the Fund may make control investments. The exercise of control over a company imposes additional risks of liability for environmental damage, product defect, failure to supervise management, violation of governmental regulations and other types of liability, in which the limited liability characteristic of business operations may be ignored. The exercise of control over a portfolio investment could expose the assets of the Fund to claims by the portfolio companies underlying such investments, its security holders and its creditors. While the Advisor intends to manage the Fund to minimize exposure to these risks, the possibility of successful claims cannot be precluded.

The Fund may also be exposed to risk in connection with the disposition of these investments. When disposing of these investments, the Fund may be required to make representations and warranties about the business and financial affairs of the investments typical of those made in connection with the sale of any business, or may be responsible for the contents of disclosure documents under applicable securities law. The Fund may also be required to indemnify the purchasers of such investment or underwriters to the extent that any such representations and warranties or disclosure documents turn out to be incorrect, inaccurate or misleading. These arrangements may result in contingent liabilities, which will be borne by the Fund and such liabilities may exceed the value of the Fund's investments.

In addition, the Fund may not be able to dispose of these investments when it desires to do so. Some of these investments may be subject to legal or contractual restrictions on resale by the Fund. In some instances, the disposition of these investments may require lengthy negotiations.

Minority Positions

The Fund may hold minority positions in issuers. Accordingly, the Fund may not be able to exercise control over such issuers. In addition, in certain situations, including where the issuer is in bankruptcy or undergoing a reorganization, minority investors may be subject to the decisions taken by majority investors and the outcome of the Fund's investment may depend on such majority-controlled decisions, which decisions may not be consistent with the Fund's objectives.

Payment-in-kind ("PIK") Interest

A portion of the Fund's income may be non-cash income, such as contractual PIK interest, which represents interest added to the debt balance and due at the end of the instrument's term, in the case of loans, or issued as additional notes in the case of bonds. Instruments bearing PIK interest typically carry higher interest rates as a result of their payment deferral and increased credit risk. There is a risk that PIK interest may become uncollectable if the borrower defaults.

Extension Risk

An issuer could exercise its right to pay principal on an obligation held by the Fund (such as a MBS) later than expected. This may happen when there is a rise in interest rates. Under these circumstances, the value of the obligation will decrease, and the Fund will also suffer from the inability to reinvest in higher yielding securities.

Reinvestment Risk

Income from the Fund's portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio's current earnings rate. For instance, during periods of declining interest rates, an issuer of debt obligations may exercise an option to redeem securities prior to maturity, forcing the Fund to invest in lower-yielding securities. A decline in income received by the Fund from its investments is likely to have a negative effect on dividend levels, NAV, and/or overall return of the Fund's shares.

Follow-On Investments

Following an initial investment, the Fund may make additional investments as "follow-on" investments, in order to: (i) increase or maintain in whole or in part the Fund's equity ownership percentage; (ii) exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or (iii) attempt to preserve or enhance the value of the Fund's investment. The Fund may elect not to make follow-on investments or otherwise lack sufficient funds to make those investments.

The Fund has the discretion to make any follow-on investments, subject to the availability of capital resources. The failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of an investment and the Fund's initial investment, or may result in a missed opportunity for the Fund to increase its participation in a successful operation. Even if the Fund has sufficient capital to make a desired follow-on investment, it may elect not to make a follow-on investment because it may not want to increase its concentration of risk, because it prefers other opportunities or because it is inhibited by compliance with 1940 Act requirements, or compliance with the requirements for maintenance of its RIC status.

Certain Non-U.S. Investments

The Fund expects to invest a portion of its assets outside of the United States. Non-U.S. securities or instruments involve certain factors not typically associated with investing in U.S. securities or instruments, including risks relating to (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various non-U.S. currencies in which the Fund's non-U.S. investments are denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) differences in conventions relating to documentation, settlement, corporate actions, stakeholder rights and other matters; (iii) differences between the U.S. and non-U.S. securities markets, including higher rates of inflation, higher transaction costs and potential price volatility in, and relative illiquidity of, some non-U.S. securities markets; (iv) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less governmental supervision and regulation in some countries; (v) certain economic, social and political risks, including potential exchange control regulations and restrictions on non-U.S. investment and repatriation of capital, the risks of political, economic or social instability, including the risk of sovereign defaults, and the possibility of expropriation or confiscatory taxation and adverse economic and political development; (vi) the possible imposition of non-U.S. taxes on income and gains recognized with respect to such securities or instruments; (vii) differing, and potentially less well developed or well-tested laws regarding creditor's rights (including the rights of secured parties), corporate governance, fiduciary duties and the protection of investors; (viii) difficulty in enforcing contractual obligations; (ix) differences in the legal and regulatory environment or enhanced legal and regulatory compliance; (x) reliance on a more limited number of commodity inputs, service providers and/or distribution mechanisms; (xi) political hostility to investments by foreign or private investment fund investors; and (xii) less publicly available information.

The Fund may invest in the securities of emerging countries. The securities markets of emerging countries are substantially smaller, less developed, less liquid, and more volatile than the securities markets of the U.S. and other more developed countries. Disclosure and regulatory standards in many respects are less stringent than in the U.S. and other major markets. There also may be a lower level of monitoring and regulation of emerging markets and the activities of investors in such markets, and enforcement of existing regulations has been extremely limited. Economies in individual emerging markets may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, currency depreciation, capital reinvestment, resource self-sufficiency and balance of payments positions. Many emerging market countries have experienced high rates of inflation for many years, which has had and may continue to have very negative effects on the economies and securities markets of those countries.

The United States and the European Union have imposed sanctions on certain Russian persons and issuers. The United States and other nations or international organizations may impose additional, broader economic sanctions or take other actions that may adversely affect Russian-related issuers in the future. These sanctions, any future sanctions, or other actions, or even the threat of further sanctions or other actions, may negatively affect the value and liquidity of a fund's investments. For example, a fund may be prohibited from investing in securities issued by companies subject to such sanctions. In addition, the sanctions may require a fund to freeze any existing investments in Russian companies, prohibiting the fund from buying, selling, or otherwise transacting in these investments. Russia may undertake countermeasures or retaliatory actions which may further impair the value and liquidity of a fund's portfolio and potentially disrupt its operations. For these or other reasons, a fund could seek to suspend redemptions of shares, including in the event that an emergency exists in which it is not reasonably practicable for a fund to dispose of its securities or to determine its net asset value. During the period that redemptions are affected, shares could trade at a significant premium or discount to their net asset value.

Additionally, various countries have seen significant internal conflicts and in some cases, civil wars, which may have had an adverse impact on the securities markets of the countries concerned. In addition, the occurrence of new disturbances due to acts of war or terrorism or other political developments cannot be excluded. Nationalization, expropriation or confiscatory taxation, currency blockage, political changes, government regulation, political, regulatory or social instability or uncertainty or diplomatic developments, including the imposition of sanctions or other similar measures, could adversely affect the Fund's investments.

Recent examples of the above include conflict, loss of life and disaster connected to ongoing armed conflict in Europe and the Middle East. The extent, duration and impact of these conflicts, related sanctions and retaliatory actions are difficult to ascertain, but could be significant and have severe adverse effects on the region, including significant adverse effects on the regional or global economies and the markets for certain securities and commodities. These impacts could negatively affect the Fund's investments in securities and instruments that are economically tied to the applicable region, and include (but are not limited to) declines in value and reductions in liquidity. In addition, to the extent new sanctions are imposed or previously relaxed sanctions are reimposed (including with respect to countries undergoing transformation), complying with such restrictions may prevent the Fund from pursuing certain investments, cause delays or other impediments with respect to consummating such investments or divestments, require divestment or freezing of investments on unfavorable terms, render divestment of underperforming investments impracticable, negatively impact the Fund's ability to achieve their investment objectives, prevent the Fund from receiving payments otherwise due, increase diligence and other similar costs to the Fund, render valuation of affected investments challenging, or require the Fund to consummate an investment on terms that are less advantageous than would be the case absent such restrictions. Any of these outcomes could adversely affect the Fund's performance with respect to such investments, and thus the Fund's performance as a whole.

In addition, the Fund's investments in the debt of issuers located in certain non-U.S. jurisdictions may be adversely affected as a result of the ownership or control of an equity stake in such issuers by the Advisors and/or their affiliates. For example, in certain circumstances, the Fund could be subject to German "equity substitution rules" (similar to equitable subordination in the United States) if an issuer in which the Fund holds a debt investment and in which the Advisors and/or their affiliates hold an equity investment was to become insolvent. In such case, among other things, (i) the Fund may not be able to enforce its rights with respect to collateral, if any, (ii) the debt held by the Fund may be subordinated and (iii) the receiver may be entitled to reclaim amounts paid to the Fund within one year of the filing for commencement of insolvency proceedings or thereafter. The laws of other non-U.S. jurisdictions in which the Fund may seek to invest may have rules similar to Germany's "equity substitution rules" discussed above, and the consequences to the Fund with respect to such rules may be more or less severe. Moreover, additional laws and regulations in non-U.S. jurisdictions in which the Fund may invest may affect the Fund's investments in such jurisdictions in a manner that differs adversely from the results that would occur under U.S. laws and regulations applied to similar facts.

Additionally, the Fund may be less influential than other market participants in jurisdictions where it or the Advisors do not have a significant presence. The Fund may be subject to additional risks, which include possible adverse political and economic development, possible seizure or nationalization of non-U.S. deposits and possible adoption of governmental restrictions that might adversely affect the payment of principal and interest to investors located outside the country of the issuer, whether from currency blockage or otherwise. Furthermore, some of the securities may be subject to brokerage taxes levied by governments, which has the effect of increasing the cost of such investment and reducing the realized gain or increasing the realized loss on such securities at the time of sale. While the Advisors intend, where deemed appropriate, to manage the Fund in a manner that will minimize exposure to the foregoing risks and will take these factors into consideration in making investment decisions for the Fund, there can be no assurance that adverse developments with respect to such risks will not adversely affect the assets of the Fund that are held in certain countries.

Foreign Currency and Exchange

The Fund's Shares are denominated in U.S. dollars and will be issued in U.S. dollars. A portion of the Fund's investments (and the income and gains received by the Fund in respect of such investments) may be denominated in currencies other than the U.S. dollar. However, the books of the Fund will be maintained, and contributions to and distributions from the Fund will generally be made, in U.S. dollars. Accordingly, changes in foreign currency exchange rates and exchange controls may materially adversely affect the value of the investments and the other assets of the Fund. For example, any significant depreciation in the exchange rate of the Euro, or any other currency in which the Fund makes investments, against the U.S. dollar, could adversely affect the value of dividends or proceeds on investments denominated in the Euro or such other currencies. In addition, the Fund will incur costs, which may be significant, in connection with the conversion of various currencies. The Advisors generally intend to hedge the foreign currency exposure of the Fund; however, the Fund will necessarily be subject to foreign exchange risks. In addition, prospective investors whose assets and liabilities are predominantly in other currencies should take into account the potential risk of loss arising from fluctuations in value between U.S. dollars and such other currencies. The Fund may enter into forward contracts to hedge exchange risk exposure.

Brexit

The United Kingdom (the "UK") withdrew from the European Union ("EU") and the European Economic Area on January 31, 2020. On December 24, 2020, a trade agreement was concluded between the EU and the United Kingdom (the "TCA"), which has applied provisionally after the end of the transition period ending on December 31, 2020. The TCA formally took effect on May 1, 2021 and now governs the relationship between the UK and EU. Although the TCA covers many issues such as economic partnership, free trade, law enforcement and judicial cooperation and governance, the TCA itself is silent on items such as financial services equivalence and data protection adequacy. As such, there remains uncertainty as to the scope, nature, and terms of the relationship between the United Kingdom and the EU and the effect and implications of the TCA. The actual and potential consequences of Brexit, and the associated uncertainty, have adversely affected, and for the foreseeable future are likely to continue to adversely affect, economic and market conditions in the UK, in the EU and its member states and elsewhere, and may also contribute to uncertainty and instability in global financial markets. This uncertainty may, at any stage, adversely affect the Fund and/or the Advisors.

Further insecurity in EU membership or the abandonment of the euro could exacerbate market and currency volatility and negatively impact investments in securities issued by companies located in EU countries. Brexit also may cause additional member states to contemplate departing the EU, which would likely perpetuate political and economic instability in the region and cause additional market disruption in global financial markets. As a result, markets in the UK, Europe and globally could experience increased volatility and illiquidity, and potentially lower economic growth which in return could potentially have an adverse effect on the value of the Fund's investments.

SOFR Risk

The Secured Overnight Financing Rate ("SOFR") is intended to be a broad measure of the cost of borrowing funds overnight in transactions that are collateralized by U.S. Treasury securities. SOFR is calculated based on transaction-level repo data collected from various sources. For each trading day, SOFR is calculated as a volume-weighted median rate derived from such data. SOFR is calculated and published by the Federal Reserve Bank of New York ("FRBNY"). If data from a given source required by the FRBNY to calculate SOFR is unavailable for any day, then the most recently available data for that segment will be used, with certain adjustments. If errors are discovered in the transaction data or the calculations underlying SOFR after its initial publication on a given day, SOFR may be republished at a later time that day. Rate revisions will be effected only on the day of initial publication and will be republished only if the change in the rate exceeds one basis point.

Counterparty

Some of the markets in which the Fund may effect transactions are OTC or "interdealer" markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange-based" markets. This exposes the Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Fund to suffer a loss. Such "counterparty risk" is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Fund has concentrated its transactions with a single or small group of counterparties. The Fund is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. Moreover, the Fund's internal credit function, which evaluates the creditworthiness of its counterparties, may prove insufficient. The lack of a complete and "foolproof" evaluation of the financial capabilities of the Fund's counterparties and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund. In addition, the Fund is expected to use counterparties located in various jurisdictions outside the United States. Such local counterparties are subject to various laws and regulations in various jurisdictions that are designed to protect their customers in the event of their insolvency. However, the practical effect of these laws and their application to the Fund's assets are subject to substantial limitations and uncertainties. Because of the large number of entities and jurisdictions that may be involved and the range of possible factual scenarios involving the insolvency of a counterparty, it is impossible to generalize about the effect of their insolvency on the Fund and its assets. Investors should assume that the insolvency of any counterparty would result in a loss to the Fund, which could be material.

The Fund is also subject to the risk of failure of any of the exchanges on which its positions trade or of their clearinghouses. Because securities owned by the Fund that are held by broker-dealers are generally not held in the Fund's name, the bankruptcy of any such broker-dealer could have a greater adverse impact on the Fund than if such securities were registered in the Fund's name.

Systemic

Credit risk may also arise through a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution causes a series of defaults by the other institutions. This is sometimes referred to as a "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms, and exchanges, with which the Fund interacts on a daily basis.

Short Selling

The Fund's investment program may include short selling. Short selling involves selling securities which may or may not be owned by the seller and borrowing the same securities for delivery to the purchaser, with an obligation to return the borrowed securities to the lender at a later date. Short selling allows the seller to profit from declines in market prices to the extent such decline exceeds the transaction costs and the costs of borrowing the securities and may be an important aspect of certain of the investment strategies of the Fund. The extent to which the Fund engages in short sales will depend upon its investment strategy and perception of market direction. A short sale creates the risk of a theoretically unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost to the Fund of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase at the time the Fund desires to close out such short position. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. In addition, reporting requirements and limitations on the short selling of securities could interfere with the ability of the Fund to execute certain aspects of its investment strategies, including its ability to hedge certain exposures and execute transactions to implement its risk management guidelines, and any such limitations may adversely affect the performance of the Fund.

Arbitrage or Fundamental

Employing arbitrage and alternative strategies involves the risk that anticipated opportunities may not play out as planned, resulting in potentially reduced returns or losses to the Fund as it unwinds failed trades. With respect to the merger arbitrage strategy, the merger deal may terminate prior to closing, thereby imposing losses to the Fund.

Collateralized Loan Obligations

The Fund may invest in CLOs and other similarly structured investments. A CLO is an asset-backed security whose underlying collateral is a pool of loans, which may include, among others, domestic and foreign floating rate and fixed rate senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. In the case of most CLOs, the structured finance securities are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches have a priority in right of payment to subordinated/equity tranches. The riskiest portion is the "equity" tranche which bears the bulk of defaults from the collateral and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Because it is partially protected from defaults, a senior tranche from a CLO trust typically has higher ratings and lower yields than its underlying collateral and may be rated investment grade. Despite the protection from the equity and mezzanine tranches, more senior tranches of CLOs can experience losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of more subordinate tranches, market anticipation of defaults, as well as aversion to CLO securities as a class.

In light of the above, CLOs may present risks similar to those of other types of debt obligations and, in fact, such risks may be of greater significance in the case of CLOs depending upon the Fund's ranking in the capital structure. In certain cases, losses may equal the total amount of the Fund's principal investment. Investments in structured vehicles involve risks, including credit risk and market risk. Changes in interest rates and credit quality may cause significant price fluctuations.

In addition to the general risks associated with investing in debt securities and asset-backed securities (e.g., interest rate risk, credit risk and default risk), CLO securities carry additional risks, including: (1) the possibility that distributions from collateral assets will not be adequate to make interest or other payments; (2) the quality of the collateral may decline in value or default; (3) the Fund may invest in tranches of a CLO that are subordinate to other classes; and (4) the complex structure of a particular security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results. Additionally, changes in the collateral held by a CLO may cause payments on the instruments held by the Fund to be reduced, either temporarily or permanently. CLOs also may be subject to prepayment risk. Further, the performance of a CLO may be adversely affected by a variety of factors, including the security's priority in the capital structure of the issuer thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets. There are also the risks that the trustee of a CLO does not properly carry out its duties to the CLO, potentially resulting in loss to the CLO. In addition, the complex structure of the security may produce unexpected investment results, especially during times of market stress or volatility.

The Fund's investments in (i) CLOs, (ii) collateralized debt obligations ("CDOs"), and (iii) warehouses, which are financing structures created prior to and in anticipation of CLO or CDO closings and issuing securities and are intended to aggregate direct loans, corporate loans and/or other debt obligations that may be used to form the basis of CLO or CDO vehicles, in each case structured as 3(c)(1), 3(c)(5)(C) or 3(c)(7) funds, are not included for purposes of the Fund's 15% limitation on private investment funds.

Warehouse Investment Risk

The Fund may invest in warehouses, which are financing structures created prior to and in anticipation of CLO or CDO closings and issuing securities and are intended to aggregate direct loans, corporate loans and/or other debt obligations that may be used to form the basis of CLO or CDO vehicles. To finance the acquisition of a warehouse's assets, a financing facility (a "Warehouse Facility") is often opened by (i) the entity or affiliates of the entity that will become the collateral manager of the CLO or CDO upon its closing and/or (ii) third-party investors that may or may not invest in the CLO or CDO. The period from the date that a warehouse is opened and asset accumulation begins to the date that the CLO or CDO closes is commonly referred to as the "warehousing period." In practice, investments in warehouses ("Warehouse Investments") are structured in a variety of legal forms, including subscriptions for equity interests or subordinated debt investments in SPVs that obtain a Warehouse Facility secured by the assets acquired in anticipation of a CLO or CDO closing.

A Warehouse Investment generally bears the risk that (i) the warehoused assets (typically senior secured corporate loans) will drop in value during the warehousing period, (ii) certain of the warehoused assets default or for another reason are not permitted to be included in a CLO or CDO and a loss is incurred upon their disposition, and (iii) the anticipated CLO or CDO is delayed past the maturity date of the related Warehouse Facility or does not close at all, and, in either case, losses are incurred upon disposition of all of the warehoused assets. In the case of (iii), a particular CLO or CDO may not close for many reasons, including as a result of a market-wide material adverse change, a manager-related material adverse change or the discretion of the manager or the underwriter.

There can be no assurance that a CLO or CDO related to Warehouse Investments will be consummated. In the event a planned CLO or CDO is not consummated, investors in a warehouse (which may include the Fund) may be responsible for either holding or disposing of the warehoused assets. Because leverage is typically used in warehouses, the potential risk of loss may be increased for the owners of Warehouse Investments. This could expose the Fund to losses, including in some cases a complete loss of all capital invested in a Warehouse Investment.

The Fund may be an investor in Warehouse Investments and in CLOs or CDOs that acquire warehoused assets, including from warehouses in which the Fund has directly or indirectly invested. This involves certain conflicts and risks.

The Warehouse Investments represent leveraged investments in the underlying assets of a warehouse. Therefore, the value of a Warehouse Investment is often affected by, among other things, (i) changes in the market value of the underlying assets of the warehouse; (ii) distributions, defaults, recoveries, capital gains, capital losses and prepayments on the underlying assets of the warehouse; and (iii) the prices, interest rates and availability of eligible assets for reinvestment. Due to the leveraged nature of a Warehouse Investment, a significant portion (and in some circumstances all) of the Warehouse Investments made by the Fund may not be repaid.

Options

The Fund may purchase and sell ("write") options on equities on national and international securities exchanges and in the domestic and international OTC market. The seller ("writer") of a put option which is covered (e.g., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security, plus the premium received and gives up the opportunity for gain on the underlying security below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying security, the loss on the put will be offset in whole or in part by any gain on the underlying security.

The writer of a call option which is covered (e.g., the writer holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the value of the underlying security less the premium received and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying security, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying security. Options may be cash settled, settled by physical delivery or by entering into a closing purchase or closing sale transaction. In entering into a closing purchase transaction, the Fund may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written.

Stock Index and Market Options

The Fund may also purchase and sell call and put options on stock indices and ETFs listed on national securities exchanges or traded in the OTC market for the purpose of realizing its investment objectives or for the purpose of hedging its portfolio. A stock index or ETF fluctuates with changes in the market values of the stocks included in the index or ETF. The effectiveness of purchasing or writing stock index or ETF options for hedging purposes will depend upon the extent to which price movements in the Fund's portfolio correlate with price movements of the stock indices or ETFs selected. Because the value of an index or ETF option depends upon movements in the level of the index or ETF rather than the price of a particular stock, whether the Fund will realize gains or losses from the purchase or writing of options on indices or ETFs depends upon movements in the level of stock prices in the stock market generally or, in the case of certain indices or ETFs, in an industry or market segment, rather than movements in the price of particular stocks. Accordingly, successful use by the Fund of options on stock indices or ETFs will be subject to the ability of the Advisors to correctly predict movements in the direction of the stock market generally or of particular industries or market segments. This requires different skills and techniques than predicting changes in the price of individual stocks.

Credit Derivative Transactions

As part of its investment strategy, the Fund may enter into credit derivative transactions. Credit derivatives are transactions between two parties which are designed to isolate and transfer the credit risk associated with a third-party (the "reference entity"). Credit derivative transactions in their most common form consist of credit default swap transactions under which one party (the "credit protection buyer") agrees to make one or more fixed payments in exchange for the other party's (the "credit protection seller") obligation to assume the risk of loss if an agreed-upon "credit event" occurs with respect to the reference entity. Credit events are specified in the contract and are intended to identify the occurrence of a significant deterioration in the creditworthiness of the reference entity (mainly a default on a material portion of its outstanding obligations, a bankruptcy or a restructuring of its debt). Upon the occurrence of a credit event, credit default swaps may be cash settled (either directly or by way of an auction) or physically settled. If the transaction is cash settled, the amount payable by the credit protection seller following a credit event will usually be determined by reference to the difference between the nominal value of a specified obligation of the reference entity and its market value after the occurrence of the credit event (which sometimes may be established in an industry-wide auction process). If the transaction is physically settled, the credit protection buyer will deliver an obligation of the reference entity that is either specified in the contract or the general characteristics are described therein to the credit protection seller in return for the payment of its nominal value. Credit derivatives may be used to create an exposure to the underlying asset or reference entity, to reduce existing exposure or to create a profit through trading differences in their buying and selling prices. There are a number of uncertainties in the tax laws relating to credit default swaps. There can be no assurance that the characterization adopted by the Fund with respect to a particular credit default swap will be respected by the IRS or a court, and any recharacterization by the IRS, if successful, could adversely affect the Shareholders' investments in the Fund.

Credit derivative transactions are an established feature of the financial markets and both the number of participants and range of products available have significantly increased over the years. Credit derivative transactions dependent upon credit events are priced incorporating many variables including the pricing and volatility of the common stock of the reference entity, potential loss upon default by the reference entity on any of its obligations, and the shape of the U.S. Treasury Market curve, among other factors. As such, there are many factors upon which market participants may have divergent views. Additionally, credit derivatives may require the posting of collateral. A bankruptcy of the collateral holder may result in losses to the extent posted collateral exceeds the obligations of the pledging party under the credit derivative transaction.

Transactions in certain derivatives are subject to trading and clearing on a U.S. national exchange and clearinghouse and to regulatory oversight, while other derivatives are subject to risks of trading in the OTC markets or on non-U.S. exchanges. Certain credit index derivatives are currently required to be traded on a Swap Execution Facility ("SEF") and cleared through a registered clearinghouse. For swaps that are cleared through a clearinghouse, the Fund will face the clearinghouse as legal counterparty and will be subject to clearinghouse performance and credit risk. Clearinghouse collateral requirements may differ from and be greater than the collateral terms negotiated with derivatives counterparties in the OTC market, and U.S. regulators have discretion to set collateral requirements for trades that are not cleared through a clearinghouse. OTC derivative dealers will be required to post margin to the clearinghouse through which they clear their customers' trades instead of using such margin in their operations, as they historically were allowed to do. This will further increase the dealers' costs, which costs are expected to be passed through to other market participants in the form of higher fees and less favorable dealer marks. In addition, the Fund's assets are also subject to the risk of the failure of any of the exchanges on which its positions trade or of its clearinghouses or counterparties.

Swap Agreements

The Advisors may enter into swap agreements on behalf of the Fund. Swap agreements can be individually negotiated and structured to include exposure to a variety of different types of investments or market factors. Depending on their structure, swap agreements may increase or decrease the Fund's exposure to long-term or short-term interest rates, foreign currency values, mortgage securities, corporate borrowing rates, or other factors such as security prices, baskets of securities, or inflation rates. Swap agreements can take many different forms and are known by a variety of names. The Fund is not limited to any particular form of swap agreement if the Advisor determines that other forms are consistent with the Fund's investment objectives and policies.

Swap agreements will tend to shift the Fund's investment exposure from one type of investment to another. For example, if the Fund agrees to exchange payments in dollars for payments in foreign currency, the swap agreement would tend to decrease the Fund's exposure to U.S. interest rates and increase its exposure to foreign currency and interest rates. Depending on how they are used, swap agreements may increase or decrease the overall volatility of the Fund's portfolio. The most significant factor in the performance of swap agreements is the change in the specific interest rate, currency, individual equity values or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, then the Fund must be prepared to make such payments when due. In addition, if the counterparty's creditworthiness declined, the value of a swap agreement would be likely to decline, potentially resulting in losses by the Fund.

Total Return Swaps

A total return swap is a contract in which one party agrees to make periodic payments to another party based on the change in market value of the assets underlying the contract, which may include a specified security, basket of securities, or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate or the total return from other underlying assets. Total return swap agreements may be used to obtain exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Total return swap agreements may effectively add leverage to a fund's portfolio because, in addition to its total net assets, the fund would be subject to investment exposure on the notional amount of the swap. The primary risks associated with total return swaps are credit risk (if the counterparty fails to meet its obligations) and market risk (if there is no liquid market for the agreement or unfavorable changes occur to the underlying asset).

Clearing Houses, Counterparties and Exchange Insolvency

The liquidity of a secondary market in derivatives is subject to the risk of trading halts, suspensions, exchange or clearing house equipment failures, government intervention, insolvency of a brokerage firm or other disruptions of normal trading activity, including prime brokers refusing to clear or settle any trade.

Hedging Transactions

The distressed market in which the Fund may invest is subject to fluctuations and the market value of any particular investment may be subject to substantial variation. The entire market, or particular securities traded on a market, may decline even if earnings or other factors improve since the prices of debt securities and equity securities are subject to numerous economic, political, procedural, and other factors that have little or no correlation to the performance of a particular company. The Fund may utilize a variety of financial instruments, such as derivatives, exchange-traded funds, options, shorting securities, interest rate swaps, caps and floors, and futures and forward contracts, both for investment purposes and for risk management purposes. When used for hedging purposes, an imperfect or variable degree of correlation between price movements of the derivative instrument and the underlying investment sought to be hedged may prevent the Fund from achieving the intended hedging effect or expose the Fund to risk of loss. While the Fund may enter into hedging transactions to seek to reduce risk, such transactions may result in a poorer overall performance for the Fund than if it has not engaged in any such hedging transaction. The Advisors may determine not to hedge a position and may not identify appropriate risks to hedge. Moreover, it should be noted that the Fund's portfolios will always be exposed to certain risks that cannot be hedged. In connection with a hedging transaction, the Fund may be required to allocate funds or provide a credit line to be used as collateral for the margin capital of the hedge. Such a requirement would tie up a portion of the Fund's capital that could otherwise have been available for investment or for use in segregation in respect of certain derivative transactions engaged in by the Fund. This could cause the Fund to be less invested in its core investment strategy than it would have been absent such hedging transaction, and could possibly result in an adverse effect on the overall returns of the Fund.

Trade Claims

The Fund may purchase trade claims against companies, including companies in bankruptcy or reorganization proceedings. For example, trade claims include claims of suppliers for goods delivered and not paid, claims for unpaid services rendered, claims for contract rejection damages and claims related to litigation. Trade claims may be purchased directly from the creditor or through brokers. An investment in trade claims is very speculative and carries a high degree of risk. Trade claims are illiquid instruments that generally do not pay interest and there can be no guarantee that the debtor will ever be able to satisfy the obligation on the trade claim. Additionally, there can be restrictions on the purchase, sale, and/or transferability of trade claims during all or part of a bankruptcy proceeding. The markets for trade claims are not regulated by U.S. federal securities laws or the SEC.

Trade claims can represent an attractive investment opportunity because these claims typically are priced at a discount to comparable public securities. This discount is a reflection of a less liquid market, a smaller universe of potential buyers and the risks peculiar to trade claim investing. In addition, because they are not negotiable instruments, trade claims are typically less liquid than negotiable instruments. Given these factors, trade claims often trade at a discount to other pari passu instruments.

Trade claims are typically unsecured and may be subordinated to other unsecured obligations of a debtor, and generally are subject to defenses of the debtor with respect to the underlying transaction giving rise to the trade claim. It is not unusual for trade claims to be priced at a discount to public securities that have an equal or lower priority claim. Trade claims are subject to risks not generally associated with securitized securities and instruments due to the idiosyncratic nature of the claims purchased. These risks include the risk that the debtor may contest the allowance of the claim due to disputes the debtor has with the original claimant or the inequitable conduct of the original claimant, or due to administrative errors in connection with the transfer of the claim. Recovery on allowed trade claims may also be impaired if the anticipated dividend payable on unsecured claims in the bankruptcy is not realized or if the timing of the bankruptcy distribution is delayed. Trade claims are also subject to the risk that if the Fund does receive payment, it may be in an amount less than what the Fund paid for or otherwise expects to receive in respect of the claim.

Convertible Hedging

If the market price of the underlying common stock increases, the price of the convertible security will increase. The Fund's increased liability on any outstanding short position would, in whole or in part, reduce this gain.

Convertible Securities

The value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security's investment value.

Synthetic Convertible Instruments

The value of a synthetic convertible instrument will respond differently to market fluctuations than a convertible security because a synthetic convertible instrument is composed of two or more separate securities, each with its own market value. In addition, if the value of the underlying common stock or the level of the index involved in the convertible component falls below the exercise price of the warrant or option, the warrant or option may lose all value.

Covered Call Writing

As the writer of a covered call option on a security, the Fund foregoes, during the option's life, the opportunity to profit from increases in the market value of the security, covering the call option above the sum of the premium and the exercise price of the call.

Temporary Investments

For defensive purposes, during periods in which the Fund determines that economic, market or political conditions are unfavorable to investors and a defensive strategy would benefit the Fund, the Fund may temporarily deviate from its investment strategies and objective. During such periods, the Fund may invest all or a portion of its assets in U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the Treasury or by U.S. government agencies or instrumentalities; non-U.S. government securities which have received the highest investment grade credit rating, certificates of deposit issued against funds deposited in a bank or a savings and loan association; commercial paper; bankers' acceptances; bank time deposits; shares of money market funds; credit-linked notes or repurchase agreements with respect to any of the foregoing. In addition, the Fund may also make these types of investments to comply with regulatory or contractual requirements, including with respect to leverage restrictions, or to keep cash fully invested pending the investment of assets. It is impossible to predict when, or for how long, the Fund will use these strategies. There can be no assurance that such strategies will be successful. The Fund is not required to adopt defensive positions or hedge its investments and may choose not to do so even in periods of extreme market volatility and economic uncertainty.

Other Derivatives

The Fund may take advantage of opportunities in the area of swaps, options on various underlying instruments and certain other customized derivative instruments. In addition, the Fund may take advantage of opportunities with respect to certain other derivative instruments which are not presently contemplated for use by the Fund, or which are currently not available. Derivative instruments contain much greater leverage than do non-margined purchases of the underlying instrument in as much as only a very small portion of the value of the underlying instrument is required to be deposited as collateral in order to effect such investments. If the counterparty to such a swap defaults, the Fund would lose any collateral deposits made with the counterparty in addition to the net amount of payments that it is contractually entitled to receive under the swap. Many derivatives instruments are traded on a principal to principal basis, in which performance with respect to such instruments is the responsibility of only the parties to the contract, and not of any exchange or clearinghouse. As a result, many of the protections afforded to participants on organized exchanges and in a regulated environment are not available in connection with these transactions and the Fund will be subject to counterparty risk relating to the inability or refusal of a counterparty to perform such derivatives contracts. If the counterparty's creditworthiness declines, the value of a swap agreement would be likely to decline, potentially resulting in losses to the Fund. Other risks may include market risk, liquidity risk, legal risk, and operations risk. Special risks may apply to instruments which are invested in by the Fund in the future which cannot be determined at this time or until such instruments are developed or invested in by the Fund. For example, such derivative instruments are expected to be highly illiquid, and it is possible that the Fund will not be able to terminate such derivative instruments prior to their expiration date or that the penalties associated with such a termination might impact the Fund's performance in a material adverse manner. If the Fund seeks to participate through the use of such derivative instruments, the Fund will not acquire any voting interests or other shareholder rights that would be acquired with a direct investment in the underlying securities or financial instruments. Accordingly, the Fund will not participate in matters submitted to a vote of the shareholders. In addition, the Fund may not receive all of the information and reports to shareholders that the Fund would receive with a direct investment. Further, the Fund will pay the counterparty to any such derivative instrument structuring fees and ongoing transaction fees, which will reduce the investment performance of the Fund. Finally, certain aspects of the appropriate U.S. federal income tax treatment of such derivative instruments are uncertain and, the Fund's U.S. federal income tax treatment of such instruments may prove to be not supported. Recent financial reform legislation may require the Fund to comply with margin requirements and with certain clearing and trade-execution requirements in connection with its derivative activities, although the full application of those provisions is uncertain at this time. The financial reform legislation may also require the counterparties to the Fund's derivative instruments to spin off some of their derivatives activities to a separate entity, which may not be as creditworthy as the Fund's current counterparty. The new legislation and any new regulations could significantly increase the cost of derivative contracts (including through requirements to post collateral which could adversely affect the Fund's available liquidity), materially alter the terms of derivative contracts, reduce the availability or desirability of derivatives, reduce the ability to monetize or restructure existing derivative contracts, and increase the Fund's exposure to less creditworthy counterparties. In particular, the Dodd-Frank Act amendments to the Advisers Act require a large proportion of transactions in the derivatives markets to be conducted on a SEF. The impact of the SEFs on transaction liquidity and pricing cannot be determined at this time. Currently, the clearing mandate applies to certain interest rate and credit index swaps, as discussed above (see "Credit Derivative Transactions"). Swaps that are not cleared through registered clearinghouses are potentially subject to regulations including increased mandatory margin requirements without the benefit of protections afforded to participants in cleared swaps (e.g., centralized counterparty, guaranteed funds, and customer asset segregation). Price movements of futures and options contracts and payments pursuant to swap agreements are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. The value of futures, options and swap agreements also depends upon the price of the commodities underlying them. Therefore, many of the risks applicable to trading the underlying asset are also applicable to derivatives trading.

The Fund may enter into derivatives or other transactions that may provide leverage (other than through borrowings). The Fund has adopted procedures for investing in derivatives and other transactions in compliance with Rule 18f-4 under the 1940 Act. The Fund intends to be a limited derivatives user under Rule 18f-4 of the 1940 Act. As a limited derivatives user, the Fund's derivatives exposure, excluding certain currency and interest rate hedging transactions, may not exceed 10% of its net assets. This restriction is not fundamental and may be changed by the Fund without a shareholder vote.

Other Investment Companies

The Fund may invest in the securities of other investment companies to the extent that such investments are consistent with the Fund's investment objectives and permissible under the 1940 Act. Under one provision of the 1940 Act, the Fund may not acquire the securities of other investment companies if, as a result, (i) more than 10% of the Fund's total assets would be invested in securities of other investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one investment company being held by the Fund or (iii) more than 5% of the Fund's total assets would be invested in any one investment company. In some instances, the Fund may invest in an investment company in excess of these limits. For example, the Fund may invest in other registered investment companies, such as mutual funds, closed-end funds and ETFs, including affiliated funds, and in BDCs in excess of the statutory limits imposed by the 1940 Act in reliance on Rule 12d1-4 under the 1940 Act. These investments would be subject to the applicable conditions of Rule 12d1-4, which in part would affect or otherwise impose certain limits on the investments and operations of the underlying fund. Accordingly, if the Fund serves as an "underlying fund" to another investment company, the Fund's ability to invest in other investment companies, private funds and other investment vehicles may be limited and, under these circumstances, the Fund's investments in other investment companies, private funds and other investment vehicles will be consistent with applicable law and/or exemptive relief obtained from the SEC.

The Fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies' expenses, including advisory fees. These expenses will be in addition to the direct expenses incurred by the Fund. In the event the Fund invests in another affiliated fund (the "Acquired Fund"), the portion of the Fund's Investment Management Fee equal to the advisory fee payable to the Acquired Fund (based on average daily net assets invested) is waived.

Highly Volatile Markets

The prices of the Fund's investments, including, without limitation, all derivative instruments (including option prices), government bonds and commodities contracts, can be highly volatile. Price movements of forward and other derivative contracts in which the Fund's assets may be invested are influenced by, among other things: interest rates; changing supply and demand relationships; trade, fiscal, monetary and exchange control programs and policies of governments; and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in government bonds, currencies, financial instruments and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. The Fund is also subject to the risk of the failure of any exchanges on which its positions trade or of their clearinghouses.

Risks Associated with the Fund and the Advisors

Non-Diversified Status

The Fund is a "non-diversified" investment company for purposes of the 1940 Act, which means that it is not subject to percentage limitations under the 1940 Act on the percentage of its assets that may be invested in the securities of any one issuer. The Fund's NAV may therefore be subject to greater volatility than that of an investment company that is subject to such diversification requirements. In addition, while the Fund is a "non-diversified" fund for purposes of the 1940 Act, the Fund intends to maintain its qualification to be treated as a RIC under the Code. To qualify as a RIC under the Code, the Fund must, among other things, diversify its holdings so that, at the end of each quarter of each taxable year, (A) at least 50% of the market value of the Fund's assets is represented by cash, cash items, U.S. government securities, securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund's total assets and 10% of the outstanding voting securities of such issuer and (B) not more than 25% of the market value of the Fund's total assets is invested in the securities (other than U.S. government securities and the securities of other RICs) of (1) any one issuer, (2) any two or more issuers that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses, or (3) any one or more "qualified publicly traded partnerships."

Systems and Operational

The Fund depends on the Advisor and Sub-Advisor to develop and implement appropriate systems for the Fund's activities. The Fund relies heavily and on a daily basis on financial, accounting, and other data processing systems to execute, clear and settle transactions across numerous and diverse markets and to evaluate certain securities, to monitor its portfolio and capital, and to generate risk management and other reports that are critical to oversight of the Fund's activities. Certain of the Fund's, the Advisor's and Sub-Advisor's activities will be dependent upon systems operated by third parties, including prime brokers, the Administrator, market counterparties and other service providers, and the Advisor and Sub-Advisor may not be in a position to verify the risks or reliability of such third-party systems. Failures in the systems employed by the Advisor, Sub-Advisor, prime brokers, the Administrator, counterparties, exchanges and similar clearance and settlement facilities and other parties could result in mistakes made in the confirmation or settlement of transactions, or in transactions not being properly booked, evaluated or accounted for. Disruptions in the Fund's operations may cause the Fund to suffer, among other things, financial loss, the disruption of its business, liability to third parties, regulatory intervention or reputational damage. Any of the foregoing failures or disruptions could have a material adverse effect on the Fund and the Investors' investments therein.

Fundamental Analysis

Investment decisions will be based on fundamental analysis. Data on which fundamental analysis relies may be inaccurate or may be generally available to other market participants. Fundamental market information is subject to interpretation. To the extent that the Advisor misinterprets the meaning of certain data, the Fund may incur losses.

Investment and Due Diligence Process

Before making investments, the Advisors will conduct due diligence that they deem reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, the Advisors may be required to evaluate important and complex business, financial, tax, accounting, and legal issues. When conducting due diligence and making an assessment regarding an investment, the Advisors will rely on the resources reasonably available to them, which in some circumstances whether or not known to the Advisors at the time, may not be sufficient, accurate, complete or reliable. Due diligence may not reveal or highlight matters that could have a material adverse effect on the value of an investment.

Senior Management Personnel of the Advisors

Since the Fund has no employees, it depends on the investment expertise, skill and network of business contacts of the Advisors. The Advisors evaluate, negotiate, structure, execute, monitor and service certain of the Fund's investments. The Fund's future success depends to a significant extent on the continued service and coordination of the Advisors and their respective senior management teams. The departure of any members of the Advisors' respective senior management team could have a material adverse effect on the Fund's ability to achieve its investment objectives.

The Fund's ability to achieve its investment objectives depends on the Advisors' ability to identify, analyze, invest in, finance, and monitor companies that meet the Fund's investment criteria. The Advisors' capabilities in managing the investment process, providing competent, attentive, and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the Fund's investment objectives, the Advisors may need to hire, train, supervise and manage new investment professionals to participate in the Fund's investment selection and monitoring process. The Advisors may not be able to find investment professionals in a timely manner or at all. Failure to support the Fund's investment process could have a material adverse effect on the Fund's business, financial condition, and results of operations.

In addition, the Investment Advisory Agreement and Sub-Advisory Agreement have termination provisions that allow the parties to terminate the agreements without penalty. The Investment Advisory Agreement and Sub-Advisory may be terminated at any time, without penalty, by the Advisor or the Sub-Advisor, respectively, upon 60 days' notice to the other party or parties thereto. If the Sub-Advisory Agreement is not continued by the Board or is terminated by the Board or the Advisor, the Investment Advisory Agreement shall be terminated at the time the Sub-Advisory Agreement is terminated. If any such agreement is terminated, it may adversely affect the quality of the Fund's investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for the Fund to replace the Advisor and/or Sub-Advisor.

Key Personnel

The Advisors depend on the diligence, skill, and network of business contacts of their professionals. The Advisors also depend, to a significant extent, on deal flow generated by these investment professionals in the course of their investment and portfolio management activities. The Fund's success depends on the continued service of such personnel. The investment professionals associated with the Advisors are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund's business and affairs. The departure of any of the senior managers of the Advisors, or a significant number of the investment professionals or partners of the Advisors' affiliates, could have a material adverse effect on the Fund's ability to achieve their investment objectives. Individuals not currently associated with the Advisors may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals. In addition, there is no assurance that the Advisors will remain the Fund's investment advisor and/or sub-advisor or that the Advisors will continue to have access to the investment professionals and partners of their affiliates and the information and deal flow generated by the investment professionals of their affiliates.

Tax

The Fund may invest in certain securities, such as certain convertible and high yield securities, for which the federal income tax treatment may not be clear or may be subject to re-characterization by the IRS. It could be more difficult for the Fund to comply with the federal income tax requirements applicable to RICs if the tax characterization of the Fund's investments is not clear or if the tax treatment of the income from such investments were successfully challenged by the IRS.

Cyber Security

With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment vehicles such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks, but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial-of-service attacks on websites, the unauthorized release of confidential information and causing operational disruption. The use of artificial intelligence and machine learning could exacerbate these risks or result in cyber security incidents that implicate personal data. Successful cyberattacks against, or security breakdowns of, the Fund, the Advisors, the Fund's custodian and/or other third-party service providers may adversely impact the Fund or the Shareholders. For instance, cyber-attacks may interfere with the processing of Shareholder transactions, impact the Fund's ability to value its assets, cause the release of private Shareholder information or confidential information of the Fund, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement, or other compensation costs, and/or additional compliance costs. The Fund may also incur substantial costs for cyber security risk management in order to prevent any cyber incidents in the future. The Fund and the Shareholders could be negatively impacted as a result. While the Fund or the Fund's service providers have established business continuity plans and systems designed to prevent such cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Similar types of cyber security risks are also present for issuers of securities or other instruments in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund's investment therein to lose value.

Artificial Intelligence

Advancements in technology may also adversely impact markets and the overall performance of the Fund. For instance, the economy may be significantly impacted by the advanced development and increased regulation of artificial intelligence. As the use of technology grows, liquidity and market movements may be affected. As artificial intelligence is used more widely, the profitability and growth of Fund holdings may be impacted, which could significantly impact the overall performance of the Fund.

Shares Not Listed; No Market for Shares

The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) because investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment.

Closed-end Interval Fund; Liquidity

The Fund is a non-diversified, closed-end management investment company structured as an "interval fund" and designed primarily for long-term investors. The Fund is not intended to be a typical traded investment. There is no secondary market for the Fund's Shares and the Fund expects that no secondary market will develop. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies, commonly known as mutual funds, in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV. Although the Fund, as a fundamental policy, will make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. In connection with any given repurchase offer, it is likely that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. Hence, you may not be able to sell your Shares when and/or in the amount that you desire.

Competition for Investment Opportunities

The Fund competes for investments with other closed-end funds and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested. As a result of these new entrants, competition for investment opportunities may intensify. Many of the Fund's competitors are substantially larger and may have considerably greater financial, technical, and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund's competitors may have higher risk tolerances or different risk assessments than it has. These characteristics could allow the Fund's competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than it is able to do. The Fund may lose investment opportunities if it does not match its competitors' pricing. If the Fund is forced to match its competitors' pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund's competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund's competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on it as a closed-end fund.

The Advisors and/or their affiliates and portfolio managers may determine that an investment is appropriate both for the Fund and for one or more other funds or accounts. In such event, depending on the availability of such investment and other appropriate factors, the Advisors may determine that the Fund should invest on a side-by-side basis with one or more other funds. The Fund may make all such investments subject to compliance with applicable laws and regulations and interpretations thereof by the SEC and its staff. In certain circumstances, negotiated co-investments may be made only on reliance on the exemptive order the Fund has been received from the SEC permitting such investment.

Co-Investment Exemptive Relief

The Fund, the Advisor and the Sub-Advisor have received exemptive relief from the SEC that permits the Fund to participate in certain joint transactions that otherwise may be prohibited by the provisions of Sections 17(d) of the 1940 Act. The exemptive relief permits the Fund to participate in certain privately negotiated co-investment transactions alongside certain other funds that are advised by the Advisor, the Sub-Advisor or their respective affiliates, subject to the satisfaction of certain conditions, including (i) that a majority of the Trustees of the Board who have no financial interest in the co-investment transaction and a majority of the Independent Trustees pre-approve the co-investment, and (ii) that the price, terms and conditions of the co-investment will be identical for each fund participating in a transaction pursuant to the exemptive relief. Such conditions may limit or restrict the Fund's ability to participate in a portfolio investment, including, without limitation, in the event that the available capacity with respect to a portfolio investment is less than the aggregate recommended allocations to the Fund and the other funds. In such case, the Fund may participate in such investments to a lesser extent or, under certain circumstances, may not participate in such investment.

Investment Performance of the Fund and Other Investment Vehicles May Vary Significantly

The Advisors may establish additional companies, partnerships or other entities, pooled investment vehicles for multiple investors, funds, separate accounts, and other entities that may have, in whole or in part, investment objectives and strategies that may be similar to or overlap with those of the Fund (collectively, "Other Investment Vehicles"). The Fund may at times compete with the Other Investment Vehicles for certain investments and the returns of each of the Other Investment Vehicles will likely differ materially from the returns of the Fund.

The results of the investment activities of the Fund may differ significantly from the results achieved by the Advisors for their own benefit and from the results achieved by Other Investment Vehicles based on the investment strategies employed by such investors.

Subject to applicable law, including the 1940 Act, Other Investment Vehicles may invest alongside the Fund. In allocating any investment opportunities, the Advisors will take into account numerous factors, including factors specific only to such Other Investment Vehicles, in their discretion. Any such investments made alongside the Fund may or may not be in proportion to the relevant commitments of the investing parties and, subject to applicable law, may involve different terms and fee structures than those of the Fund. As a result, investment returns may vary materially among the Fund and Other Investment Vehicles that invest alongside the Fund. In certain circumstances, negotiated co-investments may be made because the Fund has received an exemptive order from the SEC permitting such investment. See "Co-Investment Exemptive Relief."

"Best-Efforts" Offering

This offering is being made on a best-efforts basis, whereby the Distributor is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum offering amount is subscribed for, the opportunity for the allocation of the Fund's investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund's expenses over a smaller capital base.

Inadequate Return

No assurance can be given that the returns on the Fund's investments will be commensurate with the risk of investment in its Shares.

Inadequate Network of Broker-Dealer

The success of the Fund's continuous public offering, and correspondingly the Fund's ability to implement its investment objectives and strategies, depends upon the ability of the Distributor to establish, operate, and maintain a network of selected broker-dealers to sell the Shares. If the Distributor fails to perform, the Fund may not be able to raise adequate proceeds through the Fund's continuous public offering to implement the Fund's investment objectives and strategies. If the Fund is unsuccessful in implementing its investment objectives and strategies, an investor could lose all or a part of his or her investment in the Fund.

Repurchase Offers

As described under "Share Repurchase Program," the Fund is an "interval fund" and, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. Under normal market conditions, the Fund currently intends to repurchase 5% of its outstanding Shares at NAV on a quarterly basis. The Fund believes that these repurchase offers are generally beneficial to the Fund's Shareholders, and generally are funded from available cash or sales of portfolio securities. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund's expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund's investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities, and may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. Certain Shareholders may from time to time own or control a significant percentage of the Fund's Shares. Repurchase requests by these Shareholders of these Shares of the Fund may cause repurchases to be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased in connection with any repurchase offer. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarterly period, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a Shareholder submits a repurchase request. See "Share Repurchase Program."

Distribution Payment

The Fund cannot assure investors that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund's earnings, the Fund's net investment income, the Fund's financial condition, maintenance of the Fund's RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time. In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund's distributions may constitute a return of capital to Shareholders. To the extent that the Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, it will lower an investor's tax basis in his or her Shares. A return of capital generally is a return of an investor's investment, rather than a return of earnings or gains derived from the Fund's investment activities, and generally results in a reduction of the tax basis in the Shares. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold for an amount less than the Shareholder's original investment.

Fund Distribution Policy

The Fund intends to make regular distributions. Currently, in order to maintain a relatively stable level of distributions, the Fund may pay out less than all of its net investment income to the extent consistent with maintaining its ability to be subject to tax as a RIC under the Code, pay out undistributed income from prior months, return capital in addition to current period net investment income or borrow money to fund distributions. The distributions for any full or partial calendar year might not be made in equal amounts, and one distribution may be larger than the other. The Fund will make a distribution only if authorized by the Board and declared by the Fund out of assets legally available for these distributions. This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its Shareholders because it may result in a return of capital, which would reduce the NAV of the Shares and, over time, potentially increase the Fund's expense ratio. If a distribution constitutes a return of capital, it means that the Fund is returning to Shareholders a portion of their investment rather than making a distribution that is funded from the Fund's earned income or other profits. The Fund's distribution policy may be changed at any time by the Board.

There is a possibility that the Fund may make total distributions during a calendar or taxable year in an amount that exceeds the Fund's net investment company taxable income and net capital gains for the relevant taxable year. In such situations, if a distribution exceeds the Fund's current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), a portion of each distribution paid with respect to such taxable year would generally be treated as a return of capital for U.S. federal income tax purposes up to the amount of a Shareholder's tax basis in Shares, and therefore as gain from a sale or exchange of the Shares. A return of capital distribution would reduce the amount of a Shareholder's tax basis in such Shareholder's Shares. When a Shareholder sells Shares, the amount, if any, by which the sales price exceeds the Shareholder's tax basis in Shares may be treated as a gain subject to tax. Because a return of capital reduces a Shareholder's tax basis in Shares, it generally will increase the amount of such Shareholder's gain or decrease the amount of such Shareholder's loss when such Shareholder sells Shares.

If the Fund elects to issue preferred Shares and/or notes or other forms of indebtedness, its ability to make distributions to its Shareholders may be limited by the asset coverage requirements and other limitations imposed by the 1940 Act and the terms of the Fund's preferred Shares, notes, or other indebtedness.

Anti-Takeover

The Declaration of Trust and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire it. Subject to the limitations of the 1940 Act, the Board may, without Shareholder action, authorize the issuance of Shares in one or more classes or series, including preferred Shares; and the Board may, without Shareholder action, make certain amendments to the Declaration of Trust. These anti-takeover provisions may inhibit a change of control in circumstances that could give Shareholders the opportunity to realize a premium over the value of the Shares.

Portfolio Turnover

The Fund's annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to the Fund and, ultimately, Shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional and custodial expenses that are borne by the Fund.

SUBSIDIARIES

The Fund may make investments through wholly-owned subsidiaries ("Subsidiaries"). Such Subsidiaries will not be registered under the 1940 Act; however, the Fund will wholly own and control any Subsidiaries. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund's role as sole shareholder of any Subsidiary. To the extent applicable to the investment activities of a Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. The Fund would "look through" any such Subsidiary to determine compliance with its investment policies. The Fund complies with: Section 8 of the 1940 Act governing investment policies on an aggregate basis with any Subsidiary. The Fund also complies with Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with each Subsidiary so that the Fund treats a Subsidiary's debt as its own for purposes of Section 18. Further, each Subsidiary complies with the provisions of Section 17 of the 1940 Act relating to affiliated transactions and custody. The Fund will not create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly owned by the Fund.

MANAGEMENT OF THE FUND

Trustees

Pursuant to the Declaration of Trust and bylaws, the Fund's business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund's management and operations. The Board consists of five members, three of whom are considered Independent Trustees and two of whom are Interested Trustees. The Trustees are subject to removal or replacement in accordance with Delaware law and the Declaration of Trust. The Statement of Additional Information provides additional information about the Trustees.

The Board, including a majority of the Independent Trustees, oversees and monitors the Fund's management and operations. The Board will review on an annual basis the Investment Advisory Agreement and Sub-Advisory to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.

Below is biographical information relating to the Fund's portfolio managers:

R. Matthew Freund, Co-CIO, Head of Fixed Income Strategies and Senior Co-Portfolio Manager, CFA, Calamos Advisors LLC

As a Co-Chief Investment Officer, Mr. Freund is responsible for oversight of investment team resources, investment processes, performance and risk. Mr. Freund manages investment team members and has senior portfolio management responsibilities for a variety of fixed income and equity mutual funds and exchange traded funds. He is also a member of the Calamos Investment Committee, which is charged with providing a top-down framework, maintaining oversight of risk and performance metrics, and evaluating investment processes. Mr. Freund joined Calamos in 2016 and has more than 35 years of industry experience. Prior to joining Calamos, he was Chief Investment Officer of USAA Investments, leading the teams responsible for the portfolio management of USAA's mutual funds and affiliated portfolios, including P&C and life insurance products, and overseeing more than $140 billion in assets. During this time, he also served as lead portfolio manager for several highly regarded fixed income mutual funds. Earlier in his career, Mr. Freund served as a senior investment analyst for MetLife in the Capital Markets Group. He received a B.A. in Accounting from Franklin & Marshall College and an M.B.A. from Indiana University.

Joshua Hemley — Partner, Co-Head of Private Credit, Aksia LLC

Mr. Hemley is a Partner and Co-Head of Private Credit and has over 16 years of experience in alternative investments. He leads Aksia's private credit global investment business, overseeing due diligence for direct credit/co-investment, secondary, and select primary fund opportunities. Mr. Hemley also works with global investors focused on private credit, guiding strategic portfolio construction and management, while offering tailored investment decision advice. Mr. Hemley serves on several private credit advisory boards.

Additionally, Mr. Hemley is a key thought leader at Aksia where he directs initiatives across functions, including marketing, structuring, and legal. Prior to his current role, Mr. Hemley was integral in establishing Aksia's private credit platform, leading investment efforts in private real estate credit and structured credit. He started his career at Aksia in 2008 and is a member of the Private Credit and Real Estate Co-investment Investment Committees.

Mr. Hemley graduated with honors from the University of Chicago with a BA in Economics.

Timothy Nest, CFA — Partner, Co-Head of Private Credit, Aksia LLC

Mr. Nest is a Partner and Co-Head of Private Credit and has over 25 years of experience in alternative investments, with a primary focus on private markets and credit. He oversees the global private credit investment research platform and works with a broad group of global investors focused on the private credit asset class. His team focuses on sourcing, screening, evaluating, and monitoring credit-oriented investments accessed across a variety of structures, including primaries, co-investments/directs, and secondaries.

Prior to joining Aksia, Mr. Nest helped manage and invest capital for a credit-oriented secondary investment fund manager called Frontier Capital ("Frontier"). Transaction types reviewed and completed included direct loan portfolio purchases, individual credit purchases on a secondary basis, indirect credit portfolio and single name portfolio purchases, fund liquidations/claims, and NAV loans. Prior to that, Mr. Nest worked for GSC Group, focusing on two credit-based funds including the firm's distressed corporate credit and structured credit strategies. Notably, Mr. Nest helped raise capital for a distressed structured credit vehicle in the wake of the financial crisis. Mr. Nest started his career working on various investment banking, financial advisory, and valuation assignments for a range of corporate and PE sponsor clients.

Mr. Nest graduated from Boston College with a BS in Finance and Information Systems (dual degree). He holds an MBA in Corporate Finance and Law and Business from the Leonard N. Stern School of Business at New York University with specializations in Corporate Finance and Law and Business. He is a CFA charterholder.

Eli Pars, Co-CIO, Co-Head of Alternative Strategies, Co-Head of Convertible Strategies, Senior Co-Portfolio Manager, Calamos Advisors LLC

As a Co-Chief Investment Officer, Mr. Pars is responsible for oversight of investment team resources, investment processes, performance and risk. As Co-Head of Alternative Strategies and Co-Head of Convertible Strategies, he manages investment team members and has portfolio management responsibilities for those investment verticals. He is a senior member of the investment team for the Calamos Structured Protection ETFs®. He is a member of the Calamos Investment Committee, which is charged with providing a top-down framework, maintaining oversight of risk and performance metrics, and evaluating investment processes. Mr. Pars has more than 35 years of experience, including more than 15 at Calamos. Prior to returning to Calamos in 2013, he was a Portfolio Manager at Chicago Fundamental Investment Partners, where he co-managed a convertible arbitrage portfolio. Previously, he held senior roles at Mulligan Partners LLC, Ritchie Capital and SAM Investments/The Hampshire Company. Earlier in his career, Mr. Pars was a Vice President and Assistant Portfolio Manager at Calamos. He received a BA in English Literature from the University of Illinois and an MBA with a specialization in Finance from the University of Chicago Graduate School of Business.

The Statement of Additional Information provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of Shares in the Fund.

Administrative Services

Pursuant to the Administration Agreement with UMB Fund Services, Inc., the Administrator furnishes the Fund with clerical, bookkeeping and record keeping services. The Administrator also performs, or oversees the performance of, certain of the Fund's required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, being responsible for the financial records that the Fund is required to maintain and preparing reports to the Fund's Shareholders and reports filed with the SEC. In addition, the Administrator generally oversees the payment of the Fund's expenses and the performance of administrative and professional services rendered to the Fund by others. In consideration for these services, the Fund pays the Administrator a fee based on the average net assets of the Fund (subject to certain minimums) and will reimburse the Administrator for out-of-pocket expenses. The Administration Agreement may be terminated by either party without penalty upon 90 days' written notice to the other party prior to the expiration of the initial term or any renewal date, as the case may be.

Indemnification

The Investment Advisory Agreement and Sub-Advisory Agreement provide that, absent willful misfeasance, lack of good faith or gross negligence in the performance of its duties, or reckless disregard of its obligations and duties under the Agreement, the Advisor, the Sub-Advisor, their respective members and officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Advisor or Sub-Advisor, as the case may be, are entitled to indemnification from the Fund for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and other expenses) arising out of or otherwise based upon the performance of any of their respective duties or obligations under the Investment Advisory Agreement and Sub-Advisory Agreement or otherwise as an investment advisor or sub-advisor of the Fund.

Custodian and Transfer Agent

UMB Bank, n.a., which has its principal office at 928 Grand Boulevard, 10th Floor, Kansas City, MO 64106, serves as custodian for the Fund.

UMB Fund Services, Inc., which has its principal office at 235 West Galena Street, Milwaukee, WI 53212, serves as the Fund's transfer agent and dividend paying agent.

FUND EXPENSES

The Advisors bear all of their own respective costs incurred in providing investment advisory and sub-advisory services to the Fund. As described below, however, the Fund bears all other expenses incurred in the business and operation of the Fund.

Expenses borne directly by the Fund include:

•  the cost of calculating the NAV of Shares, including the cost of any third-party pricing or valuation services;

•  the cost of effecting sales and repurchases of Shares and other securities;

•  the Investment Management Fee;

•  the Distribution Fee and/or Shareholder Servicing Fee;

•  investment related expenses (e.g., expenses that, in the Advisors' discretion, are related to the investment of the Fund's assets, whether or not such investments are consummated), including, as applicable, brokerage commissions, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, interest expense, line of credit fees, dividends on securities sold but not yet purchased, margin fees, investment related travel and lodging expenses and research-related expenses, professional fees relating to investments, including expenses of consultants, investment bankers, attorneys, accountants and other experts;

•  transfer agent and custodial fees;

•  Distributor costs;

•  fees and expenses associated with marketing efforts;

•  federal and any state registration or notification fees;

•  federal, state and local taxes;

•  costs incident to payment of dividends or distributions by the Fund;

•  costs associated with the Fund's share repurchase program;

•  fees and expenses of Trustees not also serving in an executive officer capacity for the Fund or the Advisor, including dues and expenses incurred in connection with membership in investment company organizations;

•  the costs of preparing, printing and mailing reports and other communications, including repurchase offer correspondence or similar materials, to Shareholders;

•  fidelity bond, Trustees and officers errors and omissions liability insurance and other insurance premiums;

•  broken deal expenses (including, without limitation, research costs, fees and expenses of legal, financial, accounting, consulting or other advisors in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction);

•  legal expenses (including those expenses associated with preparing the Fund's public filings, attending, and preparing for Board meetings, as applicable, and generally serving as counsel to the Fund or the Independent Trustees of the Fund);

•  external accounting expenses (including fees and disbursements and expenses related to the annual audit of the Fund and the preparation of the Fund's tax information);

•  any costs and expenses associated with or related to due diligence performed with respect to the Fund's offering of its Shares, including, but not limited to, costs associated with or related to due diligence activities performed by, on behalf of, or for the benefit of broker-dealers, registered investment advisors and third-party due diligence providers;

•  costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with The Sarbanes-Oxley Act of 2002;

•  all other expenses incurred by the Fund in connection with administering the Fund's business, including expenses by the Administrator for performing administrative services for the Fund, subject to the terms of the Administration Agreement; and

•  any expenses incurred outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses as provided for in the Fund's organizational documents.

Except as otherwise described in this Prospectus, the Advisors will be reimbursed by the Fund, as applicable, for any of the above expenses that they pay on behalf of the Fund.

Expense Limitation Agreement

The Advisor, the Sub-Advisor and the Fund have entered into the Expense Limitation Agreement under which the Advisor and Sub-Advisor have agreed contractually, on a monthly basis, to reimburse on a 50/50 basis between the Advisor and the Sub-Advisor the Fund's "Specified Expenses" in respect of each class of the Fund (each, a "Class") where "Specified Expenses" means all other expenses incurred in the business of the Fund and allocated to a Class, including the Fund's annual operating expenses, with the exception of (i) the Investment Management Fee (as defined herein), (ii) the Shareholder Servicing Fee (as defined herein), (iii) the Distribution Fee (as defined herein), (iv) certain costs associated with the acquisition, ongoing investment and disposition of the Fund's investments and unconsummated investments, including legal costs, professional fees, travel costs and brokerage costs, (v) acquired fund fees and expenses, (vi) dividend and interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (vii) taxes and costs to reclaim foreign taxes, and (viii) extraordinary expenses (as determined in the discretion of the Advisor and Sub-Advisor), to the extent that such expenses exceed 0.25% of the average daily net assets of such Class (the "Expense Limitation").

If, while the Advisor is the investment advisor to the Fund and the Sub-Advisor is investment sub-advisor to the Fund, the Fund's estimated annualized Specified Expenses in respect of a Class for a given month are less than the Expense Limitation, the Advisor and Sub-Advisor shall be entitled to reimbursement by the Fund on a 50/50 basis of the other expenses borne by the Advisor and Sub-Advisor on behalf of the Fund (the "Reimbursement Amount") during any of the previous thirty-six (36) months, but only to the extent that the Fund's estimated annualized Specified Expenses in respect of a Class are less than, for such month, the lesser of the Expense Limitation or any other relevant expense limit then in effect with respect to the Class, and provided that such amount paid to the Advisor and Sub-Advisor will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed. The Advisor and Sub-Advisor may recapture a Specified Expense in any year within the thirty-six (36) month period after the Advisor and Sub-Advisor bear the expense. The Expense Limitation Agreement will remain in effect for a three-year period from April 28, 2023, unless and until the Board approves its modification or termination. Thereafter, the Expense Limitation Agreement may be renewed annually with the written agreement of the Advisor, the Sub-Advisor, and the Fund. The Fund's obligation to make reimbursement payments shall survive the termination of the Expense Limitation Agreement. See "Fund Expenses."

INVESTMENT MANAGEMENT FEE

Pursuant to the Investment Advisory Agreement, and in consideration of the advisory services provided by the Advisor to the Fund, the Advisor is entitled to an Investment Management Fee. Pursuant to the Sub-Advisory Agreement, and in consideration of the sub-advisory services provided by the Sub-Advisor to the Fund, the Sub-Advisor is entitled to a Sub-Advisory Fee. The Investment Management Fee paid to the Advisor is paid out of the Fund's assets and the Sub-Advisory Fee is paid out of the Investment Management Fee.

Investment Management Fee

The Investment Management Fee is payable monthly in arrears and accrued daily based upon the Fund's average daily net assets at an annual rate of 1.25%. The Investment Management Fee will be paid to the Advisor before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. Net assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund; provided that for purposes of determining the Investment Management Fee payable to the Advisor for any month, net assets will be calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Advisor for that month.

Sub-Advisory Fee

The Advisor pays Aksia a Sub-Advisory Fee payable monthly in arrears and accrued daily based upon the Fund's average daily net assets at an annual rate of 0.625%. Such Sub-Advisory Fee will be paid to Aksia before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund.

Approval of the Investment Advisory Agreement and Sub-Advisory Agreement

Board approval of the Investment Advisory Agreement was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including consideration of, among other factors, (i) the nature, quality and extent of the services provided by the Advisor under the Investment Advisory Agreement; (ii) comparative information with respect to advisory fees and other expenses paid by other comparable investment companies; and (iii) information about the services performed by the Advisor and its personnel providing such services under the Investment Advisory Agreement. A discussion regarding the basis for the Board's most recent approval of the Investment Advisory Agreement is available in the Fund's Annual Report on Form N-CSR for the fiscal year ended March 31, 2025. The Investment Advisory Agreement will continue in effect from year to year so long as such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Trustees by vote cast in person at a meeting called for the purpose of voting on such approval. The Investment Advisory Agreement is terminable without penalty, inter alia, upon 60 days' prior written notice by the Fund or by the Advisor. The Investment Advisory Agreement also provides that it will terminate automatically in the event of its "assignment," as defined by the 1940 Act and the rules thereunder.

Board approval of the Sub-Advisory Agreement was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including consideration of, among other factors, (i) the nature, quality and extent of the services provided by Aksia under the Sub-Advisory Agreement; (ii) comparative information with respect to advisory fees and other expenses paid by other comparable investment companies; and (iii) information about the services performed by Aksia and its personnel providing such services under the Sub-Advisory Agreement. A discussion regarding the basis for the Board's most recent approval of the Sub-Advisory Agreement is available in the Fund's Annual Report on Form N-CSR for the fiscal year ended March 31, 2025.

DETERMINATION OF NET ASSET VALUE

The Fund's NAV per Share will be determined daily by the Advisor as of the close of business on each day the New York Stock Exchange ("NYSE") is open for trading or at such other times as the Board may determine. In accordance with the procedures approved by the Board, the NAV per outstanding Share of beneficial interest is determined, on a class-specific basis, by dividing the value of total assets minus liabilities by the total number of Shares outstanding.

The Board has designated the Advisor as its Valuation Designee to perform fair valuation determinations for the Fund with respect to all Fund investments. The Board oversees the Advisor in its role as Valuation Designee and has approved valuation policy for the Fund (the "Valuation Policy") and the Advisor's valuation procedures (the "Valuation Procedures"). The Advisor, as Valuation Designee, has formed a separate valuation committee (the "Valuation Committee") for determining the fair value of the Fund's investments. The Valuation Committee oversees the implementation of the Valuation Procedures and may consult with representatives from the Fund's outside legal counsel or other third-party consultants in their discussions and deliberations. The Valuation Committee is composed of individuals affiliated with the Advisor.

The Advisor, including through the Valuation Committee, conducts the valuation determinations, provides primary day-to-day oversight of valuation of the Fund's investments and acts in accordance with the Valuation Procedures as approved by the Board. The Fund's investment portfolio is valued at least each quarter, in accordance with the Valuation Policies and Valuation Procedures. The Fund accounts for its investments in accordance with GAAP, and fair values its investment portfolio in accordance with the provisions of the FASB ASC Topic 820 Fair Value Measurements and Disclosures of the Financial Accounting Standards Board's Accounting Standards Codification, as amended ("ASC 820"), which defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. The Valuation Procedures are set forth in more detail below.

ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

ASC 820 establishes a hierarchal disclosure framework which ranks the observability of inputs used in measuring financial instruments at fair value. The observability of inputs is impacted by a number of factors, including the type of financial instrument, the characteristic specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices, or for which fair value can be measured from quoted prices in active markets, will generally have a higher degree of market price observability and a lesser degree of judgment applied in determining fair value.

The three-level hierarchy for fair value measurement is defined as follows:

Level 1 — inputs to the valuation methodology are readily available market quotations. These are quoted prices (unadjusted) available in active markets for identical investments that the Fund can access at the measurement date, provided that a quotation will not be "readily available" if it is not reliable. The types of financial instruments included in Level 1 generally include unrestricted securities, including equities and derivatives, listed in active markets. The Advisor does not adjust the quoted price for these investments, even in situations where the Fund holds a large position and a sale could reasonably impact the quoted price.

Level 2 — inputs to the valuation methodology are either directly or indirectly observable as of the reporting date and are those other than quoted prices in active markets. The type of financial instruments in this category generally includes less liquid and restricted securities listed in active markets, securities traded in other than active markets, government and agency securities, and certain OTC derivatives where the fair value is based on observable inputs.

Level 3 — inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category generally include illiquid loans and investments in privately held entities, non-investment grade residual interests in securitizations, CLOs, and certain OTC derivatives where the fair value is based on unobservable inputs.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is materially significant to the overall fair value measurement. The Advisor's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Advisor values securities/instruments traded in active markets on the measurement date by multiplying the closing price of such traded securities/instruments by the quantity of shares or amount of the instrument held. The Advisor values Level 2 securities (those that are not actively traded but whose fair value can be determined based on other observable market data) using a price determined by an approved independent pricing vendor.

The Fund expects that it will hold a high proportion of Level 3 investments relative to its total investments, which is directly related to the Fund's investment philosophy and target portfolio. The valuation approach may vary by security/instrument but may include discounted cash flow analysis, comparable public market valuations and comparable transaction valuations. Factors that might materially impact the value of an investment (e.g., operating results, financial condition, achievement of milestones, economic and/or market events and recent sales prices) may be considered. The factors and methodologies used for the valuation of such securities are not necessarily an indication of the risks associated with investing in those securities nor can it be assured that the Fund can realize the fair value assigned to a security if it were to sell the security. Because such valuations are inherently uncertain, they often reflect only periodic information received by the Advisor about such companies'

financial condition and/or business operations, which may be on a lagged basis and therefore fluctuate over time and can be based on estimates. Determinations of fair value may differ materially from the values that would have been used if an exchange-traded market for these securities existed.

The Advisor may engage one or more independent valuation firms to perform procedures, including providing input about calculation models or providing assurance on the concluded fair values for individual Level 3 investments held by the fund. Such independent third-party pricing services and independent third-party valuation services may be utilized by the Advisor to verify valuation models pursuant to the Fund's valuation policy at such timing intervals as the Advisor may deem appropriate.

Primary and secondary investments in private markets funds are generally valued based on the latest net asset value reported by the third-party fund manager through capital account statements, financial statements, or other statements. Such statements may be provided by the third-party fund manager monthly, quarterly, or at another frequency. For primary and secondary investments where NAV as a practical expedient is not available to be utilized, the Fund will follow established procedures related to valuing Level 3 investments. If the net asset value of an investment in a private markets fund is not available at the time the Fund is calculating its net asset value, the Fund will review any cash flows since the reference date of the last net asset value for a private markets fund received by the Fund from a third-party manager until the determination date are recognized by (i) adding the nominal amount of the investment related capital calls and (ii) deducting the nominal amount of investment related distributions from the net asset value as reported by the third-party fund manager. The resulting value may be further adjusted based on the yield of the investment or the investment's correlation with public or private indexes to capture market movement since the reference date.

Notwithstanding the above, managers of primary and secondary investments in private markets funds may adopt a variety of valuation bases and provide differing levels of information where there will generally be no liquid markets for such investments. Consequently, there are inherent difficulties in determining the fair value that cannot be eliminated. None of the Valuation Committee, the Board, the Advisor or the Sub-Advisor will be able to confirm independently the accuracy of valuations provided by these investments in private market funds (which are generally unaudited). Due to the inherent uncertainty in determining the fair value of investments for which market values are not readily available, the fair value of these investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund.

The Advisor seeks to evaluate on a daily basis material information about the Fund's portfolio companies; however, for the reasons noted herein, the Advisor will not be able to acquire and/or evaluate properly such information on a daily basis. Due to these various factors, the Fund's fair value determinations can cause the Fund's NAV on a given day to materially understate or overstate the value of its investments. As a result, investors who purchase Shares may receive more or less Shares and investors who tender their Shares may receive more or less cash proceeds than they otherwise would receive.

If the Advisor reasonably believes an opinion from an independent valuation firm or pricing vendor is inaccurate or unreliable, the Advisor's Valuation Committee will determine a good-faith fair valuation for the impacted investment. The Advisor's Valuation Committee, who is solely responsible for the determination of the fair value of the investments, will consider all available information at its disposal prior to making a valuation determination, including information or opinions from third-party firms.

The Fund calculates the NAV of each class of its Shares on a daily basis. In addition, the Fund intends to publicly report the NAV per Share of each class of the Fund on its website on a daily basis. For information on the Fund's daily NAV per Share, please call the Fund toll-free at 1.888.882.8829. The Board is responsible for overseeing the determination, in good faith, of the fair value of the Fund's portfolio investments. The Advisor is responsible for the accuracy, reliability or completeness of any market or fair market valuation determinations made with respect to the Fund's assets.

CONFLICTS OF INTEREST

The Fund's executive officers and Trustees, and the employees of the Advisor or Sub-Advisor, serve or may serve as officers, trustees or principals of Other Investment Vehicles that operate in the same or a related line of business as the Fund or of other Calamos- or Aksia-advised funds. As a result, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its Shareholders. Moreover, notwithstanding the difference in principal investment objectives between the Fund and the Other Investment Vehicles, such other funds, including potential new pooled investment vehicles or managed accounts not yet established (whether managed or sponsored by the Advisors or their affiliates), have, and may from time to time have, overlapping investment objectives with the Fund and, accordingly, invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. To the extent the Other Investment Vehicles have overlapping investment objectives, the scope of opportunities otherwise available to the Fund may be adversely affected and/or reduced.

The Advisors are entities in which certain of the Fund's Trustees and officers may have indirect ownership and/or economic interests. The Advisor' or the Fund's officers, Trustees, principals or investment personnel may also have ownership interests in Other Investment Vehicles. Certain of the Fund's Trustees and officers also serve as officers or principals of other investment managers affiliated with the Advisors that currently, and may in the future, manage Other Investment Vehicles. In addition, certain of the Fund's officers and Trustees serve or may serve as officers, trustees or principals of entities that operate in the same or related line of business as the Fund does or of Other Investment Vehicles. Accordingly, the Advisors and their respective affiliates may face conflicts in the allocation of investment opportunities among the Fund and other accounts advised by or affiliated with the Advisors or in which the officers, principals or investment personnel of the Advisors have economic interests and the Fund may not be made aware of and/or given the opportunity to participate in certain investments made by investment funds managed by the Advisors or their affiliates. However, the Advisors intend to allocate investment opportunities in a fair and equitable manner in accordance with their investment allocation policy, consistent with each Other Investment Vehicle's investment objective and strategies and legal and regulatory requirements.

The results of the Fund's investment activities may differ significantly from the results achieved by the Other Investment Vehicles. It is possible that one or more of such funds will achieve investment results that are substantially more or less favorable than the results achieved by the Fund. Moreover, it is possible that the Fund will sustain losses during periods in which one or more affiliates of the Advisor achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible.

The Advisors, their affiliates and their clients may pursue or enforce rights with respect to an issuer in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity, and terms of the Fund's investments may be negatively impacted by the activities of the Advisors and their affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.

The Advisors may enter into transactions and invest in securities, instruments, and currencies on behalf of the Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal, or issuer. In such cases, such party's interests in the transaction could be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Advisors or their affiliates. One or more affiliates may also create, write or issue derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund invests, or which may be based on the performance of the Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more Advisor affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund.

Applicable law, including the 1940 Act, may at times prevent the Fund from being able to participate in investments that it otherwise would participate in and may require the Fund to dispose of investments at a time when it otherwise would not dispose of such investment, in each case, in order to comply with applicable law.

The 1940 Act contains prohibitions and restrictions relating to certain transactions between registered investment companies and certain affiliates (including any investment advisors), principal underwriters and certain affiliates of those affiliates or underwriters. Because the Fund is a registered investment company, the Fund is not generally permitted to make loans to companies controlled by the Advisors or other funds managed by the Advisors or their affiliates. The Fund, the Advisor and the Sub-Advisor have received exemptive relief that would permit the Fund and certain co-investment affiliates to co-invest in suitable negotiated investments. Co-investments made under the exemptive relief are subject to compliance with the conditions and other requirements contained in the exemptive relief, which could limit the Fund's ability to participate in a co-investment transaction.

The Fund will be required to establish business relationships with its counterparties based on the Fund's own credit standing. Neither the Advisors nor any of their affiliates will have any obligation to allow its credit to be used in connection with the Fund's establishment of its business relationships, nor is it expected that the Fund's counterparties will rely on the credit of the Advisors or their affiliates in evaluating the Fund's creditworthiness.

By reason of the various activities of the Advisors and their affiliates, the Advisors and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.

The Advisors have adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with its fiduciary obligations to clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions may have the effect of favoring the interests of other clients, provided that the Advisors believe such voting decisions to be in accordance with their fiduciary obligations.

SHARE REPURCHASE PROGRAM

The Fund does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop in the foreseeable future. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. No Shareholder will have the right to require the Fund to repurchase such Shareholder's Shares or any portion thereof. Because no public market exists for the Shares, and none is expected to develop in the foreseeable future, Shareholders will not be able to liquidate their investment, other than through the Fund's share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors.

To provide Shareholders with limited liquidity, the Fund is structured as an "interval fund" and intends to conduct quarterly repurchase offers for between 5% and 25% of the Fund's outstanding shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). Under normal market conditions, the Fund currently intends to repurchase 5% of its outstanding Shares at NAV on a quarterly basis. In connection with any given repurchase offer, it is likely that the Fund may offer to repurchase only 5% of its outstanding Shares. Quarterly repurchase offers commenced on August 4, 2023. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice will be sent to Shareholders at least 21 calendar days before the Repurchase Request Deadline; however, the Fund will seek to provide such written notification earlier but no more than 42 calendar days before the Repurchase Request Deadline. The Board will establish the Repurchase Request Deadline for each repurchase offer, but such date may be revised by the Fund's officers, in their sole discretion, based on factors such as market conditions, the level of the Fund's assets and shareholder servicing considerations provided that the Board is notified of this change and the reasons for it. The NAV will be calculated on the Repurchase Pricing Date, which will be no later than 14 calendar days after the Repurchase Request Deadline or the next business day if the fourteenth day is not a business day. The Fund's NAV may fluctuate between the date you submit your repurchase request and the Repurchase Request Deadline and may also fluctuate to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The Fund will distribute payment to Shareholders within seven calendar days after the Repurchase Pricing Date. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund's repurchase offers may subject the Fund and Shareholders to special risks.

Determination of Repurchase Offer Amount

The Board, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the "Repurchase Offer Amount") for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be between 5% and 25% of the total number of Shares outstanding on the Repurchase Request Deadline. Under normal market conditions, the Fund currently intends to repurchase 5% of its outstanding shares at NAV on a quarterly basis.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.

Notice to Shareholders

No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of the Shares that are the subject of the repurchase offer a notification ("Shareholder Notification"). The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The notice also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment. The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the Shares will be the Fund's NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1.888.882.8829 to learn the NAV. The Shareholder Notification also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Contingent Deferred Sales Charge

Selling brokers, or other Financial Intermediaries that have entered into distribution agreements with the Distributor, may receive a commission of up to 1.00% of the purchase price of Class C Shares.

Class C shareholders who tender for repurchase of such shareholder's Class C Shares such that they will have been held less than 365 days after purchase, as of the time of repurchase, will be subject to a contingent deferred sales charge of 1.00% of the original purchase price. The Fund or its designee may waive the imposition of the contingent deferred sales charge in the following situations: (1) Shareholder death or (2) Shareholder disability. Any such waiver does not imply that the contingent deferred sales charge will be waived at any time in the future or that such contingent deferred sales charge will be waived for any other shareholder. Class I and

Class M Shares are not subject to a contingent deferred sales charge. For Class A Shares, on an investment of $250,000 or more, the distributor from its own resources pays the selling dealer a commission of 1.00% of the amount of the investment. Such Class A shareholders may pay a contingent deferred sales charge of 1.00% on these Class A Shares sold within 18 months after purchase. Shares acquired through the Fund's DRP, reinvestment of dividends or capital gain distributions are not subject to a contingent deferred sales charge.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Shareholders may withdraw or modify their request to tender their Shares for repurchase at any time prior to the Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the Shareholder's address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven calendar days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.

Percentage Limitations

Compliance with any policy or limitation of the Fund that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities. The policy will not be violated if these limitations are exceeded because of changes in the market value or investment rating of the Fund's assets or if a borrower or issuer distributes equity securities incident to the purchase or ownership of a loan or fixed-income instrument or in connection with a reorganization of a borrower or issuer.

Suspension or Postponement of Repurchase Offers

The Fund may postpone or suspend repurchase offers. A postponement or suspension may occur only if approved by a vote of a majority of the Board, including a majority of the Independent Trustees. The Fund or your Financial Intermediary will send you a notice if there is a suspension or postponement of a repurchase offer and if a repurchase offer is renewed after a suspension or postponement. A suspension or postponement may be done only in limited circumstances. These circumstances include the following:

•  The repurchase of Shares would cause the Fund to lose its status as a RIC under Subchapter M of the Code;

•  During an emergency that makes it impractical for the Fund to dispose of securities it owns or to determine the NAV of the Fund's Shares;

•  During other periods that the SEC permits the suspension or postponement of offers by the Fund for the protection of its Shareholders; or

•  During any period in which the NYSE or any other market on which the Fund's portfolio securities are traded is closed (other than customary weekend or holiday closings) or trading in those markets is restricted.

DESCRIPTION OF CAPITAL STRUCTURE

The following description is based on relevant portions of the Delaware Statutory Trust Act, as amended, and on the Declaration of Trust and bylaws. This summary is not intended to be complete. Please refer to the Delaware Statutory Trust Act, as amended, and the Declaration of Trust and bylaws, copies of which have been filed as exhibits to the registration statement of which this Prospectus forms a part, for a more detailed description of the provisions summarized below.

Shares of Beneficial Interest

The Declaration of Trust authorizes the Fund's issuance of an unlimited number of Shares of beneficial interest, par value $0.001 per share. There is currently no market for Shares and the Fund does not expect that a market for Shares will develop in the foreseeable future. Pursuant to the Declaration of Trust and as permitted by Delaware law, Shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware, as amended (the "DGCL") and therefore generally will not be personally liable for the Fund's debts or obligations.

Shares

Under the terms of the Declaration of Trust, all Shares, when consideration for Shares is received by the Fund, will be fully paid and nonassessable. Distributions may be paid to Shareholders if, as and when authorized and declared by the Board. Shares will have no preference, preemptive, appraisal, conversion, exchange, or redemption rights, and will be freely transferable, except where their transfer is restricted by law or contract. The Declaration of Trust provides that the Board shall have the power to repurchase or redeem Shares. In the event of the Fund's dissolution, after the Fund pays or adequately provides for the payment of all claims and obligations of the Fund, and upon the receipt of such releases, indemnities and refunding agreements deemed necessary by the Board, each Share will be entitled to receive, according to its respective rights, a pro rata portion of the Fund's assets available for distribution, subject to any preferential rights of holders of the Fund's outstanding preferred Shares, if any. Each whole Share will be entitled to one vote as to any matter on which it is entitled to vote, and each fractional Share will be entitled to a proportionate fractional vote. Shareholders shall be entitled to vote on all matters on which a vote of Shareholders is required by the 1940 Act, the Declaration of Trust, or a resolution of the Board. There will be no cumulative voting in the election or removal of Trustees. Under the Declaration of Trust, the Fund is not required to hold annual meetings of Shareholders. The Fund only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of Shareholders. Investors may buy Shares of the Fund through Financial Intermediaries. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary's name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor's account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. While Class M Shares do not impose a front-end sales charge, if you purchase Class M Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.

If an investment is made through an Keogh plan or 401(k) plan, an approved trustee must process and forward the subscription to the Fund. In such case, the Fund will send the confirmation and notice of its acceptance to the trustee.

The Fund accepts initial and additional purchases of Shares on each business day. The investor must submit a completed account application form ten business days before the applicable purchase date. All purchases are subject to the receipt of immediately available funds three business days prior to the applicable purchase date in the full amount of the purchase (to enable the Fund to invest the proceeds as of the applicable purchase date). An investor who misses one or both of these deadlines will have the effectiveness of its investment in the Fund delayed until the following business day.

Despite having to meet the earlier application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date, i.e., the following business day. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing account with the Fund's transfer agent prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended. The Fund reserves the right to reject any application. Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor.

By Mail — Initial Investment

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Calamos Aksia Alternative Credit and Income Fund to:

Overnight:	Regular Mail:
235 West Galena Street	PO Box 2175
Milwaukee, WI 53212-3948	Milwaukee, WI 53201

The transfer agent must receive a completed account application from a Financial Intermediary before an investor wires funds. The Financial Intermediary may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor's bank to send the wire. An investor's bank must include both the name of the Fund, the account number, and the investor's name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1.888.882.8829 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire, although the Fund will not accept payment by automated clearing house (ACH). The Fund will normally accept wired funds for investment on the day received if they are received by the Fund's designated bank before the close of regular trading on the NYSE in accordance with the procedures described above. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

UMB Bank, NA
1010 Grand Blvd, Kansas City, MO 64106
ABA #: 101000695
DDA #: 9872654749
For Credit To: Calamos Aksia Alternative Credit and Income Fund
Further Credit To: Investor Name, Registration, Name of fund to be purchased

In compliance with the USA Patriot Act of 2001, the Transfer Agent will verify certain information on each account application as part of the Fund's Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Registered representatives/investment advisors may call the Fund at 1.888.882.8829 for additional assistance when completing an application.

If the Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five business days if clarifying information/documentation is not received.

Purchase Terms

With respect to Class A Shares and Class C Shares, the minimum initial investment is $2,500 for all accounts; subsequent investments may be made with at least $100. Investors purchasing Class A Shares may be charged a sales load of up to 2.25% of their net purchase, as described below. Class C shareholders who tender for repurchase of such shareholder's Class C Shares such that they will have been held less than 365 days after purchase, as of the time of repurchase, will be subject to a contingent deferred sales charge of 1.00% of the original purchase price. No order for Class C shares of the Fund may exceed $250,000. With respect to Class M Shares, the minimum initial investment is $10,000 for all accounts; subsequent investments may be made with at least $100. While Class M Shares do not impose a front-end if you purchase Class M Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. With respect to Class I Shares, the minimum initial investment is $1,000,000 for all accounts; subsequent investments may be made in any amount. The Fund reserves the right to waive the investment minimum. The minimum initial investment is waived for current or retired trustees of the Trust, officers, and employees of the Advisors or their affiliates, employees of the Distributor, or employees of an entity with a selling group arrangement with the Distributor, and their immediate family members, including a spouse, child, stepchild, parent, stepparent, sibling, grandchild, and grandparent, in each case including in-law and adoptive relationships. The Fund may permit a Financial Intermediary to waive the initial minimum per shareholder for Class I Shares in the following situations: broker-dealers purchasing fund shares for clients in broker-sponsored discretionary fee-based advisory programs; Financial Intermediaries with clients of a registered investment advisor (RIA) who have entered into an agreement to offer institutional shares through a no-load program or investment platform; and certain other situations deemed appropriate by the Fund. The Fund's Class I Shares are offered for sale through its Distributor at NAV. The price of the Shares during the Fund's continuous offering will fluctuate over time with the NAV of the Shares.

The Fund's Shares are offered for sale through its Distributor at NAV plus any applicable sales load. The price of the Shares during the Fund's continuous offering will fluctuate over time with the NAV of the Shares.

Class A Shares

Investors purchasing Class A Shares may be charged a sales load based on the amount of their net investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 2.25%. A reallowance to participating broker-dealers may be made by the Distributor from the sales load paid by each investor.

You may be able to buy Class A Shares without a sales charge (i.e., "load-waived") when you are:

•  reinvesting dividends or distributions;

•  purchasing Shares through a financial services firm that has a special arrangement with the Fund; or

•  participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services.

•  any current or retired trustee of the Trust, or any associated trust, person, or profit sharing or other benefit plan of such current or retired trustee; any employee of the Fund's distributor or its affiliates; an employee of an entity with a selling group agreement with the Fund's distributor; or any member of the immediate family of a person qualifying here including a spouse, child, stepchild, parent, stepparent, sibling, grandchild and grandparent, in each case including in-law and adoptive relationships.

The following sales loads apply to your purchases of Class A Shares of the Fund:

Amount Purchased	Sales Load as a % of Offering Price	Sales Loads as a % of Amount Invested	Dealer Reallowance*	Dealer Manager Fee
Under $100,000	2.25%	2.30%	2.25%	0.00%
$100,000-$249,999	1.75%	1.78%	1.75%	0.00%
$250,000 and above**	None	None	None	None

*  Gross Dealer Concession paid to participating broker-dealers.

**  On an investment of $250,000 or more, the distributor from its own resources pays the selling dealer a commission of 1.00% of the amount of the investment. You may pay a contingent deferred sales charge of 1.00% on shares sold within 18 months after purchase.

Reduced Sales Charges for Class A Purchases

As the table above shows, the larger your investment, the lower your initial sales charge on Class A shares. Each investment threshold that qualifies for a lower sales charge is known as a "breakpoint." You may be able to qualify for a breakpoint on the basis of a single purchase or by aggregating the amounts of more than one purchase in the following ways:

•  Rights of Accumulation

You may combine the value, at the current public offering price, of Class A, Class C and Class I shares of the Fund already owned with a new purchase of Class A shares of the Fund to reduce the sales charge on the new purchase. The sales charge for the new shares will be figured at the rate in the table above that applies to the combined value of your current and new investment.

To obtain any of the breakpoint discounts described above, you must notify us or your financial advisor at the time you purchase shares of each eligible account you or a member of your immediate family maintains. If you do not let us or your financial advisor know of all of the holdings or planned purchases that make you eligible for a reduction, you may not receive a discount to which you are otherwise entitled. If you make your investment through a financial advisor, it is solely your financial advisor's responsibility to ensure that you receive discounts for which you are eligible, and the Fund is not responsible for a financial advisor's failure to apply the eligible discount to your account. You may be asked by us or your financial advisor for account statements or other records to verify your discount eligibility, including, where applicable, records for accounts opened with a different financial advisor and records of accounts established by members of your immediate family. If you own shares exclusively through an account maintained with the Fund's transfer agent, you will need to provide the foregoing information to us at the time you purchase shares.

•  Letter of Intent

You may reduce the sales charges you pay on the purchase of Class A shares by making investments pursuant to a Letter of Intent ("LOI"). Under an LOI, you may purchase additional Class A shares of the Fund over a 13-month period and receive the same sales charge as if you had purchased all the shares at once. Your individual purchases will be made at the applicable sales charge based on the amount you intend to invest over a 13-month period. In addition, the market value of any current holdings in the Fund (as described and calculated under "Rights of Accumulation" as further noted in the Fund's prospectus) are eligible to be aggregated as of the start of the 13-month period and will be credited toward satisfying the LOI, but the reduced LOI sales charge rate will only apply to purchases made on or after the commencement date of the LOI. The 13-month LOI period commences with your first purchase of shares at the reduced LOI sales charge rate, and this first purchase also acknowledges acceptance of the terms of the LOI. The initial investment must meet the minimum initial purchase requirements. Purchases resulting from the reinvestment of dividends and/or capital gains do not apply towards the fulfillment of the LOI. In all instances, it is the investor's responsibility to notify the Fund, the Fund's transfer agent and/or their financial advisor of any current holdings in the Funds that should be counted towards the sales charge reduction (and provide account statements, as needed, for verification purposes) and any subsequent purchases that should be counted towards fulfillment of the LOI. During the term of the LOI, shares representing up to 5% of the indicated LOI amount will be held in escrow. Shares held in escrow have full dividend and voting privileges. The escrowed shares will be released when the full amount indicated has been purchased. If the full indicated LOI amount is not purchased during the term of the LOI, you will be required to pay the Distributor an amount equal to the difference between the dollar amount of the sales charges actually paid and the amount of the sales charges that you would have paid on your aggregate purchases if the total of such purchases had been made at a single time, and the Distributor reserves the right to redeem escrowed shares from your account if necessary to satisfy this obligation. Any remaining escrowed shares will be released to you. An LOI does not obligate you to buy, or a Fund to sell, the indicated amount of shares. Before submitting and/or signing an LOI, please carefully read and review the LOI provisions found in both this prospectus and the statement of additional information.

Preferred Shares and Other Securities

The Declaration of Trust provides that the Board may, subject to the Fund's investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Shares (including preferred Shares, debt securities or other senior securities), by action of the Board without the approval of Shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.

Preferred Shares could be issued with rights and preferences that would adversely affect Shareholders. Preferred Shares could also be used as an anti-takeover device. Every issuance of preferred Shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance of preferred Shares and before any distribution is made with respect to the Shares and before any purchase of Shares is made, the aggregate involuntary liquidation preference of such preferred Shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of the Fund's total assets after deducting the amount of such distribution or purchase price, as the case may be; and (ii) the holders of preferred Shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred Shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred Shares.

Outstanding Securities

The following table sets forth information about the Fund's outstanding Shares as of June 30, 2025.

	Amount Authorized	Amount Held by the Fund for its Own Account	Amount Outstanding
Class A Shares	Unlimited	None	162,599.403
Class C Shares	Unlimited	None	70,680.135
Class I Shares	Unlimited	None	61,089,927.509
Class M Shares	Unlimited	None	3,477.781

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Pursuant to the Declaration of Trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or Shareholders, unless the liability arises from willful misfeasance, lack of good faith or gross negligence in the performance of their duties, or reckless disregard of their obligations and duties under the Agreement.

Except as otherwise provided in the Declaration of Trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys' fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, lack of good faith or gross negligence in the performance of his or her duties, or reckless disregard of his or her obligations and duties under the Agreement. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the Declaration of Trust.

The Investment Advisory Agreement and the Sub-Advisory Agreement provide that, in the absence of willful misfeasance, lack of good faith or gross negligence in the performance of its duties, or reckless disregard of its obligations and duties under the Agreement, the Advisor or the Sub-Advisor, as the case may be, is not liable for any error of judgment or mistake of law or for any loss the Fund suffers.

Pursuant to the Declaration of Trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.

Number of Trustees; Appointment of Trustees; Vacancies; Removal

The Declaration of Trust provides that the number of Trustees shall be no less than one and no more than 15, as determined in writing by a majority of the Trustees then in office. As set forth in the Declaration of Trust, a Trustee's term of office shall continue until his or her death, resignation, removal, bankruptcy, adjudicated incompetence or other incapacity to perform the duties of the office of a Trustee. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been appointed pursuant to the Declaration of Trust. To the extent that the 1940 Act requires that Trustees be elected by Shareholders, any such Trustees will be elected by a plurality of all Shares voted at a meeting of Shareholders at which a quorum is present.

The Declaration of Trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) from office with cause only by action taken by a majority of the remaining Trustees (or, in the case of an Independent Trustee, only by action taken by a majority of the remaining Independent Trustees).

Action by Shareholders

The Declaration of Trust provides that Shareholder action can be taken at a meeting of Shareholders or by written consent in lieu of a meeting. Subject to the 1940 Act, the Declaration of Trust or a resolution of the Board specifying a greater or lesser vote requirement, the affirmative vote of a majority of Shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the Shareholders with respect to any matter submitted to a vote of the Shareholders.

Amendment of Declaration of Trust and Bylaws

Subject to the provisions of the 1940 Act, pursuant to the Declaration of Trust, the Board may make certain amendments to the Declaration of Trust without any vote of Shareholders. Pursuant to the Declaration of Trust and bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.

No Appraisal Rights

In certain extraordinary transactions, some jurisdictions provide the right to dissenting Shareholders to demand and receive the fair value of their Shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Declaration of Trust provides that Shares shall not entitle Shareholders to appraisal rights.

Waiver of Jury Trial

The Declaration of Trust provides that each Trustee, officer, Shareholder and Person beneficially owning an interest in the Trust (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Act, irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding.

Exclusive Jurisdiction

The Declaration of Trust provides that each Trustee, officer, Shareholder and Person beneficially owning an interest in the Trust (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Act, irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to the Trust or its business and affairs, the Statutory Trust Act, the Declaration of Trust or the Bylaws or asserting a claim governed by the internal affairs (or similar) doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction. In submitting to the jurisdiction of the courts of Delaware, a Trustee, officer, Shareholder or Person beneficially owning an interest in the Trust may have to bring suit in an inconvenient and less favorable forum. This provision shall not apply to claims arising under federal or state securities laws.

Conflict with Applicable Laws and Regulations

The Declaration of Trust provides that if and to the extent that any provision of the Declaration of Trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or affect the validity of any action taken or omitted to be taken prior to such determination.

TAX ASPECTS

The following is a general summary of certain material U.S. federal income tax considerations applicable to the Fund and an investment in the Fund. The discussion below provides general tax information related to an investment in the Fund, but does not purport to be a complete description of the U.S. federal income tax consequences of an investment in the Fund and does not address any state, local, non-U.S. or other tax consequences. It is based on the Code and U.S. Treasury regulations thereunder and administrative pronouncements, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. In addition, it does not describe all of the tax consequences that may be relevant in light of a Shareholder's particular circumstances, including (but not limited to) alternative minimum tax consequences and tax consequences applicable to Shareholders subject to special tax rules, such as certain financial institutions; dealers or traders in securities who use a mark-to-market method of tax accounting; persons holding Shares as part of a hedging transaction, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Shares; entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes; insurance companies; U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar; or tax-exempt entities, including "individual retirement accounts" or "Roth

IRAs." Unless otherwise noted, the following discussion applies only to a Shareholder that holds Shares as a capital asset and is a U.S. Shareholder. A "U.S. Shareholder" generally is a beneficial owner of Shares who is for U.S. federal income tax purposes:

•  an individual who is a citizen or resident of the United States;

•  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•  a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective Shareholder that is a partner in a partnership holding Shares should consult the Shareholder's personal advisors with respect to the purchase, ownership and disposition of Shares.

The discussion set forth herein does not constitute tax advice. Tax laws are complex and often change, and Shareholders should consult their tax advisors about the U.S. federal, state, local or non-U.S. tax consequences of an investment in the Fund.

Taxation of U.S. Shareholders

Distributions

Distributions of the Fund's ordinary income and net short-term capital gains will, except as described below with respect to distributions of "qualified dividend income," generally be taxable to Shareholders as ordinary income to the extent such distributions are paid out of the Fund's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described above), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time a Shareholder has owned Shares. The ultimate tax characterization of the Fund's distributions made in a tax year cannot be determined until after the end of the tax year. As a result, the Fund may make total distributions during a tax year in an amount that exceeds the current and accumulated earnings and profits of the Fund. A distribution of an amount in excess of the Fund's current and accumulated earnings and profits will be treated by a Shareholder as a return of capital that will be applied against and reduce the Shareholder's tax basis in its Shares. To the extent that the amount of any such distribution exceeds the Shareholder's tax basis in its Shares, the excess will be treated as gain from a sale or exchange of Shares. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares. Generally, for U.S. federal income tax purposes, a Shareholder receiving Shares under the DRP will be treated as having received a distribution equal to the fair market value of such Shares on the date the Shares are credited to the Shareholder's account.

A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold for an amount less than the Shareholder's original investment.

It is expected that a substantial portion of the Fund's income will consist of ordinary income. For example, interest and OID derived by the Fund characterized as ordinary income for U.S. federal income tax purposes. In addition, gain derived by the Fund from the disposition of debt instruments with "market discount" (generally, securities with a fixed maturity date of more than one year from the date of issuance acquired by the Fund at a price below the lesser of their stated redemption price at maturity or accreted value, in the case of securities with

OID) will be characterized as ordinary income for U.S. federal income tax purposes to the extent of the market discount that has accrued, as determined for U.S. federal income tax purposes, at the time of such disposition, unless the Fund makes an election to accrue market discount on a current basis. In addition, certain of the Fund's investments will be subject to other special U.S. federal income tax provisions that may affect the character, increase the amount and/or accelerate the timing of distributions to Shareholders.

Distributions made by the Fund to a corporate Shareholder will qualify for the dividends-received deduction only to the extent that the distributions consist of qualifying dividends received by the Fund. In addition, any portion of the Fund's dividends otherwise qualifying for the dividends-received deduction will be disallowed or reduced if the corporate Shareholder fails to satisfy certain requirements, including a holding period requirement, with respect to its Shares. Distributions of "qualified dividend income" to an individual or other non-corporate Shareholder will be treated as "qualified dividend income" to such Shareholder and generally will be taxed at long-term capital gain rates, provided the Shareholder satisfies the applicable holding period and other requirements. "Qualified dividend income" generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Given the Fund's investment strategy, it is not expected that a significant portion of the distributions made by the Fund will be eligible for the dividends-received deduction or the reduced rates applicable to "qualified dividend income."

Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by Shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by Shareholders is generally subject to holding period requirements and other potential limitations. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund's business interest income over the sum of the Fund's (i) business interest expense and (ii) other deductions properly allocable to the Fund's business interest income.

If a person acquires Shares shortly before the record date of a distribution, the price of the Shares may include the value of the distribution, and the person will be subject to tax on the distribution even though economically it may represent a return of the person's investment in such Shares.

Distributions paid by the Fund generally will be treated as received by a Shareholder at the time the distribution is made. However, any distribution declared by the Fund in October, November, or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been received by Shareholders on December 31 of the calendar year in which the distribution was declared.

The IRS currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred Shares, the Fund intends each year to allocate capital gain dividends, if any, between its common Shares and preferred Shares in proportion to the total dividends paid to each class with respect to such tax year.

Shareholders will be notified annually, as promptly as practicable after the end of each calendar year, as to the U.S. federal tax status of distributions, and Shareholders receiving distributions in the form of additional Shares will receive a report as to the NAV of those Shares. In addition, the federal tax status of each year's distributions generally will be reported to the IRS, including the amount of distributions, if any, eligible for the preferential maximum rate generally applicable to long-term capital gains.

Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder's particular situation.

Sale or Exchange of Shares

The repurchase or transfer of Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders holding Shares as capital assets who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will recognize capital gain or loss. The amount of the gain or loss will be equal to the difference between the amount received for the Shares and the Shareholder's adjusted tax basis in the relevant Shares. Such gain or loss generally will be a long-term capital gain or loss if the Shareholder has held such Shares as capital assets for more than one year. Otherwise, the gain or loss will be treated as short-term capital gain or loss.

Losses realized by a Shareholder on the sale or exchange of Shares held as capital assets for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gains received (or deemed received, as discussed above) with respect to such Shares. In addition, no loss will be allowed on a sale or other disposition of Shares if the Shareholder acquires (including through reinvestment of distributions or otherwise) Shares, or enters into a contract or option to acquire Shares, within 30 days before or after any disposition of such Shares at a loss. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Under current law, net capital gains recognized by non-corporate Shareholders are generally subject to U.S. federal income tax at lower rates than the rates applicable to ordinary income.

Non-corporate Shareholders currently are generally subject to a maximum federal income tax rate of either 15% or 20% (depending on whether the Shareholder's income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate Shareholders with net capital losses for a tax year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each tax year. Any net capital losses of a non-corporate Shareholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate Shareholders generally may not deduct any net capital losses for a tax year, but may carry back such losses for three tax years or carry forward such losses for five tax years.

Reporting of adjusted cost basis information is required for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. The Fund has chosen FIFO ("first-in, first-out") as the Fund's default tax lot identification method for all Shareholders, although shares held through a Financial Intermediary may be subject to a different default tax lot identification method selected by the Financial Intermediary. Shareholders should contact their Financial Intermediaries with respect to reporting of cost basis and available elections for their accounts. A tax lot identification method is the way the Fund will determine which specific Shares are deemed to be sold when there are multiple purchases on different dates at differing transaction prices, and the entire position is not sold at one time. The Fund's default tax lot identification method is the method "covered" securities will be reported on your IRS Form 1099 if you do not select a specific tax lot identification method. There are certain additional restrictions on changing Shareholders' tax lot identification method. For those securities defined as "covered" under current IRS cost basis tax reporting regulations, the Fund is responsible for maintaining accurate cost basis and tax lot information for tax reporting purposes. You are encouraged to refer to the appropriate Treasury Regulations or consult your tax adviser with regard to your personal circumstances and any decisions you may make with respect to choosing a tax lot identification method as well as any adjustments to basis or holding period that may be necessary.

Medicare Tax

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Shares) of U.S. individuals, estates and trusts to the extent that such person's "modified adjusted gross income" (in the case of an individual) or "adjusted gross income" (in the case of an estate or trust) exceeds certain threshold amounts. U.S. persons that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in the Fund.

Tax Shelter Reporting Regulations

Under U.S. Treasury regulations, if a Shareholder recognizes losses with respect to Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct Shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments on Shares and the proceeds from a sale or other disposition of Shares. A Shareholder will be subject to backup withholding on all such payments if it fails to provide the payor with its correct taxpayer identification number (generally, in the case of a U.S. resident Shareholder, on an IRS Form W-9) and to make required certifications or otherwise establish an exemption from backup withholding. Corporate Shareholders and certain other Shareholders generally are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against the applicable Shareholder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Taxation of Tax-Exempt Shareholders

A Shareholder that is a tax-exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income ("UBTI"). A tax-exempt Shareholder should not be subject to U.S. federal income taxation solely as a result of such Shareholder's direct or indirect ownership of the Shares and receipt of distributions with respect to such equity (regardless of whether we incur indebtedness). Certain tax-exempt private universities are subject to an additional 1.4% excise tax on their "net investment income," including income from interest, dividends, and capital gains. Special rules would apply if the Fund were to invest in certain real estate mortgage investment conduits or taxable mortgage pools, which the Fund does not currently plan to do, that could result in a tax-exempt Shareholder recognizing income that would be treated as UBTI.

Taxation of Non-U.S. Shareholders

Whether an investment in the Fund is appropriate for a non-U.S. Shareholder (as defined below) will depend upon that investor's particular circumstances. An investment in the Fund by a non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisors before investing in Shares.

The U.S. federal income taxation of a Shareholder that is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a "non-U.S. Shareholder"), depends on whether the income that the Shareholder derives from the Fund is "effectively connected" with a U.S. trade or business carried on by the Shareholder.

If the income that a non-U.S. Shareholder derives from the Fund is not "effectively connected" with a U.S. trade or business carried on by such non-U.S. Shareholder, distributions of "investment company taxable income" will generally be subject to a U.S. federal withholding tax at the then-current rate (or a lower rate provided under an applicable treaty). Alternatively, if the income that a non-U.S. Shareholder derives from the Fund is effectively connected with a U.S. trade or business of the non-U.S. Shareholder, the Fund will not be required to withhold U.S. federal tax if the non-U.S. Shareholder complies with applicable certification and disclosure requirements, although such income will be subject to U.S. federal income tax in the manner described below and at the rates applicable to U.S. residents. Backup withholding will not, however, be applied to payments that have been subject to the respective rate of withholding tax applicable to non-U.S. Shareholders.

A non-U.S. Shareholder whose income from the Fund is not "effectively connected" with a U.S. trade or business will generally be exempt from U.S. federal income tax on capital gains distributions, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares. If, however, such a non-U.S. Shareholder is a nonresident alien individual and is physically present in the United States for 183 days or more during the tax year and meets certain other requirements such capital gains distributions, undistributed capital gains and gains from the sale or exchange of Shares will be subject to the applicable U.S. tax rate.

Furthermore, properly reported distributions by the Fund and received by non-U.S. Shareholders are generally exempt from U.S. federal withholding tax when they (a) are paid by the Fund in respect of the Fund's "qualified net interest income" (i.e., the Fund's U.S. source interest income, subject to certain exceptions, reduced by expenses that are allocable to such income), or (b) are paid by the Fund in connection with the Fund's "qualified short-term capital gains" (generally, the excess of the Fund's net short-term capital gains over the Fund's long-term capital losses for such tax year). However, depending on the circumstances, the Fund may report all, some or none of the Fund's potentially eligible distributions as derived from such qualified net interest income or from such qualified short-term capital gains, and a portion of such distributions (e.g., derived from interest from non-U.S. sources or any foreign currency gains) would be ineligible for this potential exemption from withholding. Moreover, in the case of Shares held through an intermediary, the intermediary may have withheld amounts even if the Fund reported all or a portion of a distribution as exempt from U.S. federal withholding tax. To qualify for this exemption from withholding, a non-U.S. Shareholder must comply with applicable certification requirements relating to its non-U.S. tax residency status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, IRS Form W-8IMY or IRS Form W-8EXP, or an acceptable substitute or successor form). Thus, an investment in the Shares by a non-U.S. Shareholder may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest.

If the income from the Fund is "effectively connected" with a U.S. trade or business carried on by a non-U.S. Shareholder, any distributions of "investment company taxable income," capital gains distributions, amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares will be subject to U.S. income tax, on a net income basis, in the same manner, and at the graduated rates applicable to, U.S. persons. If such a non-U.S. Shareholder is a corporation, it may also be subject to the U.S. branch profits tax.

A non-U.S. Shareholder other than a corporation may be subject to backup withholding on net capital gains distributions that are otherwise exempt from withholding tax or on distributions that would otherwise be taxable at a reduced treaty rate if such Shareholder does not certify its non-U.S. status under penalties of perjury or otherwise establish an exemption.

If the Fund distributes net capital gains in the form of deemed rather than actual distributions, a non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Shareholder's allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. To obtain the refund, the non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return.

Under the Foreign Account Tax Compliance Act provisions of the Code, the Fund is required to withhold U.S. tax (at the applicable rate) on payments of taxable dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements in the Code designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.

The tax consequences to a non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund, including the potential application of the U.S. estate tax.

Other Taxes

Shareholders may be subject to state, local and non-U.S. taxes applicable to their investment in the Fund. In those states or localities, entity-level tax treatment and the treatment of distributions made to Shareholders under those jurisdictions' tax laws may differ from the treatment under the Code. Accordingly, an investment in Shares may have tax consequences for Shareholders that are different from those of a direct investment in the Fund's portfolio investments. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

ERISA CONSIDERATIONS

Employee benefit plans and other plans subject to ERISA or the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, an "ERISA Plan") may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions and other standards. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be "plan assets" of any ERISA Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, neither the Fund nor the Advisors will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA Plan that becomes a Shareholder, solely as a result of the ERISA Plan's investment in the Fund.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisors regarding the consequences under ERISA of an investment in the Fund through an ERISA Plan.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office with cause only by action taken by a majority of the remaining Trustees (or, in the case of an Independent Trustee, only by action taken by a majority of the remaining Independent Trustees). The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer or sale or transfer of substantially all of the Fund's assets. The Fund may be dissolved only upon approval of not less than 80% of the Trustees or, to the extent provided under those circumstances described in this Registration Statement, by the vote of the majority of the outstanding Shares. To convert the Fund to an open-end investment company, the Declaration of Trust requires the favorable vote of a majority of the Continuing Trustees followed by the favorable vote of the holders of at least 75% of the outstanding shares of each affected class or series of shares of the Fund, voting separately as a class or series, unless such amendment has been approved by at least 80% of the Continuing Trustees, in which case "a majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund shall be required. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms. The Board has considered these anti-takeover provisions, including provisions with respect to the Board and the shareholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the 1940 Act, and determined that these anti-takeover provisions are in the best interests of shareholders. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

Calamos Financial Services LLC, located at 2020 Calamos Court, Naperville, IL 60563, serves as the Fund's principal underwriter and acts as the Distributor of the Fund's Shares on a best efforts basis, subject to various conditions. The Fund's Shares are offered for sale through the Distributor at a price equal to the then-current NAV per Share plus any applicable sales load. The Distributor also may enter into agreements with Financial Intermediaries for the sale and servicing of the Fund's Shares. While Class M Shares do not impose a front-end sales charge, if you purchase Class M Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. In reliance on Rule 415 under the Securities Act, the Fund intends to offer its Shares, on a continual basis, through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund's Shares but will use its best efforts to solicit orders for the purchase of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund Shares. The Fund has agreed to indemnify the Distributor for losses arising out of a claim, action, suit or proceeding based upon any untrue statement of material fact or the omission to state a material fact necessary to make the statements not misleading contained in this Prospectus, unless such statement or omission was made in reliance upon written information furnished by the Distributor, provided that the Distributor shall not be entitled to any indemnification by reason of its willful misfeasance, lack of good faith or gross negligence in the performance of its duties, or reckless disregard of its obligations and duties under the Agreement.

The Fund has authorized one or more Financial Intermediaries to receive on its behalf purchase and redemption orders. Such Financial Intermediaries are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund's behalf. The Fund will be deemed to have received a purchase order when an authorized broker or, if applicable, a broker's authorized designee, receives the order. Purchase orders will be priced at the Fund's NAV next computed after they are received by a Financial Intermediary or the Financial Intermediary's authorized designee. Investors may be charged a fee if they effect transactions through a Financial Intermediary or authorized designee.

The Advisors or their affiliates, in the Advisors' discretion and from their own resources, may pay Additional Compensation to Financial Intermediaries in connection with the sale of Fund Shares. In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediary's registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating a Financial Intermediary. The Additional Compensation may differ among Financial Intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding Shares held by Shareholders introduced by the Financial Intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments. Additionally, the Fund pays a servicing fee to the Financial Intermediaries or financial institutions and for providing ongoing services in respect of clients with whom it has distributed Shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund's transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Advisors may reasonably request.

Purchasing Shares

Investors may purchase Class A, Class C, and Class I directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $32. Class A, Class C, Class I and Class M Shares of the Fund may be purchased through Financial Intermediaries offering such Shares. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary's name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor's account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. The Fund accepts initial and additional purchases of Shares on each day that the NYSE is open for business. Orders will be priced based on the Fund's NAV next computed (at the close of regular trading (generally 8:00 p.m., Eastern Time) on a day that the NYSE is open for business) after it is received by the transfer agent.

While Class M Shares are not subject to a front-end sales charge, if you purchase Class M Shares through certain financial firms, such firms may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. Investors in Class A Shares and Class C Shares may be subject to purchase deadlines set by their Financial Intermediary. Financial Intermediaries who miss Fund deadlines on behalf of their clients on any day may have their purchases delayed until the next day that the Fund accepts purchases orders.

If an investment is made through an Keogh plan or 401(k) plan, an approved trustee must process and forward the subscription to the Fund. In such case, the Fund will send the confirmation and notice of its acceptance to the trustee.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class A Shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

•  an individual;

•  an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

•  a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a Shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Exchanging Shares

Exchanges from one class of Shares to another class of Shares are generally not permitted. Upon request, the Fund may, in its discretion, permit a current Shareholder to exchange his or her shares to another class of Shares in a non-taxable transaction; provided that such Shareholder meets the requirements of the new Share class.

Share Class Considerations

When selecting a Share class, you should consider the following:

•  which Share classes are available to you;

•  how much you intend to invest;

•  how long you expect to own the Shares; and

•  total costs and expenses associated with a particular Share class.

Each investor's financial considerations are different. You should speak with your Financial Intermediary to help you decide which Share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

Distribution and/or Shareholder Service Expenses

The Fund has adopted a "Distribution and Shareholder Services Plan" with respect to its Class A, Class C and Class M Shares under which the Fund may compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund's transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Advisor may reasonably request. Under the Distribution and Shareholder Services Plan, the Fund, with respect to Class A, Class C and Class M, may incur expenses on an annual basis equal to 0.25%, 1.00% and 0.75%, respectively, of its average daily net assets. With respect to Class A Shares, the entire fee is characterized as a "shareholder service fee." With respect to Class C Shares, up to 0.25% of the fee is characterized as a "shareholder service fee" and the remaining portion is characterized as a "distribution fee." With respect to Class M Shares, the entire fee is characterized as a "distribution fee."

The Distribution and Shareholder Services Plan and the Distribution Plan each operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset-based distribution fees.

DISTRIBUTIONS

The Fund intends to make a distribution each quarter to its Shareholders of the net investment income of the Fund after payment of Fund operating expenses. The dividend rate may be modified by the Board from time to time.

To the extent that any portion of the Fund's monthly distributions are considered a return of capital to Shareholders, such portion would not be considered dividends for U.S. federal income tax purposes, and would represent a return of the amounts that such Shareholders invested. Although return of capital distributions are not currently taxable to Shareholders, such distributions will have the effect of lowering a Shareholder's tax basis in such Shares, and could result in a higher tax liability when the Shares are sold, even if they have not increased in value, or in fact, have lost value. The Fund's final distribution for each tax year is expected to include any remaining investment company taxable income and net tax-exempt income (if any) undistributed during the tax year, as well as any undistributed net capital gain realized during the tax year. If the total distributions made in any tax year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund's current and accumulated earnings and profits. This distribution policy, may, under certain circumstances, have adverse consequences to the Fund and its Shareholders because it may result in a return of capital resulting in less of a Shareholder's assets being invested in the Fund and, over time, increase the Fund's expense ratio. The distribution policy also may cause the Fund to sell securities at a time it would not otherwise do so to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board.

Each year, a statement on Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, which is a nontaxable distribution) will be furnished to Shareholders subject to IRS reporting. Fund ordinary distributions may exceed the Fund's earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. To the extent that the Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, it will lower an investor's tax basis in his or her Shares. A return of capital generally is a return of an investor's investment rather than a return of earnings or gains derived from the Fund's investment activities. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

As discussed in the "Tax Aspects" section, to qualify for and maintain RIC tax treatment, the Fund is required to distribute on a timely basis with respect to each tax year dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of "investment company taxable income" and net tax-exempt interest income, determined without regard to any deduction for dividends paid, for such tax year. To avoid certain excise taxes imposed on RICs, the Fund is required to distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gain net income for previous calendar years that were not distributed during such calendar years and on which the Fund paid no U.S. federal income tax. The Fund can offer no assurance that it will achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund's borrowings. Any such limitations would adversely impact the Fund's ability to make distributions to Shareholders.

Dividend Reinvestment Plan

The Fund will operate under the DRP administered by the Transfer Agent. Pursuant to the DRP, the Fund's Distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund.

Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the DRP on behalf of such participating Shareholder. A Shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the DRP by written instructions to that effect to the Transfer Agent, or to the Financial Intermediary through which the Shares are held. Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). For accounts on which the Transfer Agent controls this function, such written instructions must be received by the Transfer Agent at least five business days prior to the record date of the Distribution or the shareholder will receive such Distribution in Shares through the DRP. Any written request received later than such time may be processed by the Transfer Agent but is not guaranteed. For accounts held through a Financial Intermediary, Shareholders should contact such Financial Intermediary directly for specific instructions on the process and timing required to make such changes. Under the DRP, the Fund's Distributions to Shareholders are automatically reinvested in full and fractional Shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the Shareholder's behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from Shareholders by the Fund. The number of Shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund's NAV per share.

The Transfer Agent will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. The Transfer Agent will hold Shares in the account of the Shareholders in non-certificated form in the name of the participant, and each Shareholder's proxy, if any, will include those Shares purchased pursuant to the DRP. Each participant, nevertheless, has the right to request certificates for whole and fractional Shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating Shareholders.

In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the DRP, the Transfer Agent will administer the DRP on the basis of the number of Shares certified from time to time by the record shareholder as representing the total amount of Shares registered in the Shareholder's name and held for the account of beneficial owners participating under the DRP.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant's account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See "Tax Aspects."

The Fund reserves the right to amend or terminate the DRP upon 30 days' notice to Shareholders. There is no direct service charge to participants with regard to purchases under the DRP; however, the Fund reserves the right to amend the DRP to include a service charge payable by the participants.

All correspondence concerning the DRP should be directed to the Transfer Agent at Calamos Aksia Alternative Credit and Income Fund. Certain transactions can be performed by calling the toll free number 1.888.882.8829.

FISCAL YEAR; REPORTS

For accounting purposes, the Fund's fiscal year and tax year are expected to end on March 31 and September 30, respectively. As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to IRS reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

INQUIRIES

Inquiries concerning the Fund and the Shares should be directed to the Fund at 1.888.882.8829.

Calamos Aksia Alternative Credit and Income Fund

Shares of Beneficial Interest

PROSPECTUS

August 1, 2025

Investors should rely only on the information contained in this Prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this Prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This Prospectus does not constitute an offer to sell any securities other than those to which this Prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This Prospectus speaks as of the date set forth below. Investors should not assume that the delivery of this Prospectus or that any sale made pursuant to this Prospectus implies that the information contained in this Prospectus will remain fully accurate and correct as of any time subsequent to the date of this Prospectus.

ACIPRO 072525

CALAMOS AKSIA ALTERNATIVE CREDIT AND INCOME FUND
SHARES OF BENEFICIAL INTEREST

Class A Shares
Class C Shares
Class I Shares
Class M Shares

Statement of Additional Information

August 1, 2025

Calamos Aksia Alternative Credit and Income Fund (the "Fund") is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end management investment company that is operated as an interval fund. The Fund's investment objectives are to seek attractive risk-adjusted returns and high current income. There can be no assurance that the Fund will achieve its investment objectives.

This Statement of Additional Information (the "Statement of Additional Information" or "SAI") is not a prospectus. This Statement of Additional Information should be read in conjunction with the prospectus of the Fund dated August 1, 2025, as it may be further amended or supplemented from time to time (the "Prospectus"). This Statement of Additional Information is incorporated by reference in its entirety into the Prospectus. The Fund's audited financial statements and financial highlights appearing in the annual report to shareholders for the fiscal period ended March 31, 2025 (the "Annual Report") are incorporated by reference into this SAI. No other part of the Annual Report is incorporated by reference herein. A copy of the Prospectus and Annual Report may be obtained upon request and without charge by writing to the Fund at Calamos Aksia Alternative Credit and Income Fund c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212 or by calling toll-free 1.888.882.8829 or by accessing the Fund's website at calamos.com. The information on the website is not incorporated by reference into this Statement of Additional Information and investors should not consider it a part of this Statement of Additional Information. The Prospectus, and other information about the Fund, are also available on the U.S. Securities and Exchange Commission's (the "SEC") website at sec.gov. The address of the SEC's website is provided solely for the information of prospective investors and is not intended to be an active link.

This SAI is not an offer to sell shares of beneficial interest ("Shares") of the Fund and is not soliciting an offer to buy Shares in any state where the offer or sale is not permitted.

Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the applicable Prospectus.

Shares are distributed by Calamos Financial Services LLC ("Distributor") to institutions and financial intermediaries who may distribute Shares to clients and customers (including affiliates and correspondents) of the Fund's investment adviser, and to clients and customers of other organizations. The Fund's Prospectus, which is dated August 1, 2025, provides basic information investors should know before investing. This SAI is intended to provide additional information regarding the activities and operations of the Fund and should be read in conjunction with the Prospectus.

ACISAI 072525

INVESTMENT OBJECTIVE, POLICIES AND RISKS

The investment objective of the Fund, as well as the principal investment strategies of the Fund and the principal risks associated with such investment strategies, are set forth in the Prospectus. The following disclosure supplements the disclosure set forth under the caption "Types of Investments and Related Risks" in the applicable Prospectus and does not, by itself, present a complete or accurate explanation of the matters disclosed. Prospective investors must refer also to "Types of Investments and Related Risks" in the applicable Prospectus for a complete presentation of the matters disclosed below.

RIGHTS OFFERINGS AND WARRANTS TO PURCHASE

The Fund may participate in rights offerings and may purchase warrants, which are privileges issued by corporations enabling the owners to subscribe for and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of rights or warrants involves the risk that the Fund could lose the purchase value of a right or warrant if the right to subscribe for additional shares is not exercised prior to the rights' or warrants' expiration. Also, the purchase of rights and/or warrants involves the risk that the effective price paid for the right and/or warrant added to the subscription price of the related security may exceed the value of the related security's market price such as when there is no movement in the level of the underlying security.

EQUITY SECURITIES

In addition to common stock, the Fund may invest in other equity securities, such as depositary receipts.

Depositary Receipts. The Fund may hold investments in sponsored and unsponsored American depositary receipts ("ADRs"), European depositary receipts ("EDRs"), global depositary receipts ("GDRs") and other similar global instruments. ADRs typically are issued by a U.S. bank or trust company and evidence ownership of underlying securities issued by a non-U.S. corporation. EDRs, which are sometimes referred to as continental depositary receipts, are receipts issued in Europe, typically by non-U.S. banks and trust companies, that evidence ownership of either non-U.S. or domestic underlying securities. GDRs are depositary receipts structured like global debt issues to facilitate trading on an international basis. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer. Investments in ADRs, EDRs and GDRs present the additional investment considerations of non-U.S. securities.

CASH EQUIVALENTS AND SHORT-TERM DEBT SECURITIES

For temporary defensive purposes, the Fund may invest up to 100% of its assets in cash equivalents and short-term debt securities. Short-term debt securities are defined to include, without limitation, the following:

(1) U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government securities include securities issued by: (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, the securities of which are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, the securities of which are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, the securities of which are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, the securities of which are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate. The economic crisis in the United States during 2008 and 2009 negatively impacted government-sponsored entities. As the real estate market deteriorated through declining home prices and increasing foreclosure, government-sponsored entities, which back the majority of U.S. mortgages, experienced extreme volatility, and in some cases, a lack of liquidity. Calamos Advisors LLC (the "Advisor" or "Calamos"), the Fund's investment advisor, and Aksia LLC ("Aksia" or the "Sub-Advisor", and together with Calamos, the "Advisors"), the Fund's investment sub-advisor, will monitor developments and seek to manage the Fund's portfolio in a manner consistent with achieving the Fund's investment objectives; but there can be no assurance that it will be successful in doing so.

(2) Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the Federal Deposit Insurance Corporation.

(3) Repurchase agreements, which involve purchases of debt securities. At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Fund to invest temporarily available cash. The Fund may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities; certificates of deposit; or bankers' acceptances in which the Fund may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. The Advisors will monitor the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. The Advisors will do so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

(4) Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Advisors will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation's ability to meet all of its financial obligations because the Fund's liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

BANK LOANS AND PARTICIPATIONS

The Fund's investment program may include bank loans and participations. These obligations are subject to unique risks, including (i) the possible avoidance of an investment transaction as a "preferential transfer," "fraudulent conveyance" or "fraudulent transfer," among other avoidance actions, under relevant bankruptcy, insolvency and/or creditors' rights laws; (ii) so-called "lender liability" claims by the issuer of the obligations; (iii) environmental liabilities that may arise with respect to collateral securing the obligations; (iv) limitations on the ability of the Fund to directly enforce its rights with respect to participations; and (v) the contractual nature of participations where the Fund takes on the credit risk of the agent bank rather than the actual borrower.

The Fund may acquire interests in loans either directly (by way of assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a contracting party under the loan agreement with respect to the loan; however, its rights can be more restricted than those of the assigning institution. Participation in a portion of a loan typically results in a contractual relationship only with the institution participating out the interest and not with the obligor. The Fund would, in such a case, have the right to receive payments of principal and interest to which it is entitled only from the institution selling the participation, and not directly from the obligor, and only upon receipt by such institution of such payments from the obligor. As the owner of a participation, the Fund generally will have no right to enforce compliance by the obligor with the terms of the loan agreement or to vote on amendments to the loan agreement, nor any rights of set-off against the obligor, and the Fund may not directly benefit from collateral supporting the loan in which it has purchased the participation. In addition, in the event of the insolvency of the selling institution, the Fund may be treated as a general creditor of such selling institution, and may not have any exclusive or senior claim with respect to the selling institution's interest in, or the collateral with respect to, the applicable loan. Consequently, the Fund will assume the credit risk of both the obligor and the institution selling the participation to the Fund. As a result, concentrations of participations from any one selling institution subject the Fund to an additional degree of risk with respect to defaults by such selling institution. In addition, because bank loans are not typically registered under the federal securities laws like stocks and bonds, investors in loans have less protection against improper practices than investors in registered securities.

In March 2023, several financial institutions experienced a larger-than-expected decline in deposits and two banks, Silicon Valley Bank and Signature Bank, were placed into receivership. Given the interconnectedness of the banking system, the Federal Reserve invoked the systemic risk exception, temporarily transferred all deposits — both insured and uninsured — and substantially all the assets of the two banks into respective bridge banks and guaranteed depositors' full access to their funds.

This type of systemic risk event and/or resulting government actions can negatively impact the Fund, for example, through less credit being available to issuers or uncertainty regarding safety of deposits at other institutions. These risks also may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms, and exchanges, with which the Fund interacts.

SPECIAL PURPOSE ACQUISITION COMPANIES

A special purpose acquisition company ("SPAC") is a publicly traded company that raises investment capital in the form of a blind pool via an initial public offering ("IPO") for the purpose of acquiring an existing company. The typical SPAC IPO involves the sale of units consisting of one share of common stock combined with one or more warrants or fractions of warrants to purchase common stock at a fixed price upon or after consummation of the acquisition. Shortly after the SPAC's IPO, such units typically are split into publicly listed common stock and warrants (and rights, if applicable) which are each listed and traded separately. The proceeds from the IPO are placed in trust until such time that the SPAC identifies and consummates the acquisition. A SPAC generally invests the proceeds of its IPO (less a portion retained to cover expenses), which are held in trust, in U.S. government securities, money market securities and cash. If the SPAC does not complete the acquisition within a specified period of time after going public, the SPAC is dissolved, at which point the invested funds are returned to the entity's shareholders (less certain permitted expenses) and any rights or warrants issued by the SPAC expire worthless. Because SPACs and similar entities have no operating history or ongoing business other than seeking acquisitions, the value of their securities is particularly dependent on the ability of the entity's management to identify and complete a profitable acquisition. Some SPACs may pursue acquisitions only within certain industries or regions, which may increase the volatility of their prices. In addition, the Fund may obtain certain private rights and other interests issued by a SPAC (commonly referred to as "founder shares"), which may be subject to forfeiture or expire worthless and which generally have more limited liquidity than SPAC shares issued in an IPO.

SPACs are "blank check" companies with no operating history and, at the time that the Fund invests in a SPAC, the SPAC typically has not conducted any discussions or made any plans, arrangements, or understandings with any prospective transaction candidates. Accordingly, there is a limited basis, if any, on which to evaluate the SPAC's ability to achieve its business objective, and the value of its securities is particularly dependent on the ability of the entity's management to identify and complete a profitable acquisition. While certain SPACs are formed to make transactions in specified market sectors, others are complete "blank check" companies, and the management of the SPAC may have limited experience or knowledge of the market sector in which the transaction is made. Accordingly, at the time that the Fund invests in a SPAC, there may be little or no basis for the Fund to evaluate the possible merits or risks of the particular industry in which the SPAC may ultimately operate or the target business which the SPAC may ultimately acquire. A SPAC will not generate any revenues until, at the earliest, after the consummation of a transaction. While a SPAC is seeking a transaction target, its stock may be thinly traded and/or illiquid. There can be no assurance that a market will develop.

The proceeds of a SPAC IPO that are placed in trust are subject to risks, including the risk of insolvency of the custodian of the funds, fraud by the trustee, interest rate risk and credit and liquidity risk relating to the securities and money market funds in which the proceeds are invested.

The Fund may invest in liquid alternative strategies including stocks, rights, warrants, and other securities of SPACs. In addition, the Fund may obtain certain private rights and other interests issued by a SPAC (commonly referred to as "founder shares"), which may be subject to forfeiture or expire worthless and which generally have more limited liquidity than SPAC shares issued in an initial public offering.

In addition, the SPAC industry has recently received heightened regulatory scrutiny. The SEC, for instance, recently adopted new rules and amendments (the "New SPACs Rules") related to initial public offerings by SPACs and in subsequent business combinations between SPACs and private operating companies. The New SPACs Rules, as well as any future rules or requirements issued by the SEC or other regulatory agencies, could have a material adverse effect on a SPAC's ability to identify and complete a successful business combination and/or on the results of the SPAC's operations.

WHEN-ISSUED AND FORWARD COMMITMENT SECURITIES

The Fund may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. At the time the Fund enters into a transaction on a when-issued or forward commitment basis, it will designate on its books and records cash or liquid credit securities equal to at least the value of the when-issued or forward commitment securities, unless future SEC staff guidance permits designation or segregation to a lesser extent. The value of these assets will be monitored daily to ensure that their marked-to-market value will at all times equal or exceed the corresponding obligations of the Fund. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.

Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, actual or anticipated, in the level of interest rates. Securities purchased on a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risks that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully invested may result in greater potential fluctuation in the Fund's net asset value ("NAV").

The risks and effect of settlements in the ordinary course on the Fund's NAV are not the same as the risks and effect of when-issued and forward commitment securities.

The purchase price of when-issued and forward commitment securities are expressed in yield terms, which reference a floating rate of interest, and is therefore subject to fluctuations of the security's value in the market from the date of the Fund's commitment (the "Commitment Date") to the date of the actual delivery and payment for such securities (the "Settlement Date"). There is a risk that, on the Settlement Date, the Fund's payment of the final purchase price, which is calculated on the yield negotiated on the Commitment Date, will be higher than the market's valuation of the security on the Settlement Date. This same risk is also borne if the Fund disposes of its right to acquire a when-issued security, or its right to deliver or receive a forward commitment security, and there is a downward market movement in the value of the security from the Commitment Date to the Settlement Date. In some instances, no income accrues to the Fund during the period from the Commitment Date to the Settlement Date. On the other hand, the Fund may incur a gain if the Fund invests in when-issued and forward commitment securities and correctly anticipates the rise in interest rates and prices in the market.

The settlements of secondary market purchases of senior loans in the ordinary course, on a settlement date beyond the period expected by loan market participants (i.e., T+7 for par loans and T+20 for distressed loans, in other words more than seven or twenty business days beyond the trade date, respectively) are subject to the delayed compensation mechanics prescribed by the Loan Syndications and Trading Association ("LSTA"). For par loans, income accrues to the buyer of the senior loan (the "Buyer") during the period beginning on the last date by which the senior loan purchase should have settled (T+7) to and including the actual settlement date. Should settlement of a par senior loan purchase in the secondary market be delayed beyond the T+7 period prescribed by the LSTA, the Buyer is typically compensated for such delay through a payment from the seller of the senior loan (this payment may be netted from the wire released on settlement date for the purchase price of the senior loan paid by the Buyer). In brief, the adjustment is typically calculated by multiplying the notional amount of the trade by the applicable margin in the Loan Agreement prorated for the number of business days (calculated using a year of 360 days) beyond the settlement period prescribed by the LSTA, plus any amendment or consent fees that the buyer should have received. Furthermore, the purchase of a senior loan in the secondary market is typically negotiated and finalized pursuant to a binding trade confirmation, and therefore, the risk of non-delivery of the security to the Fund is reduced or eliminated when compared with such risk when investing in when-issued or forward commitment securities.

PRIVATE INVESTMENT FUNDS

The Fund may invest in private investment funds that are not registered as investment companies. As a result, the Fund as an investor in these funds would not have the benefit of certain protections afforded to investors in registered investment companies. The Fund may not have the same amount of information about the identity, value, or performance of the private investment funds' investments as such private investment funds' managers. Investments in private investment funds generally will be illiquid and generally may not be transferred without the consent of the fund. The Fund may be unable to liquidate its investment in a private investment funds when desired (and may incur losses as a result), or may be required to sell such investment regardless of whether it desires to do so. Upon its withdrawal of all or a portion of its interest in a private investment fund, the Fund may receive securities that are illiquid or difficult to value. The Fund may not be able to withdraw from a private investment funds except at certain designated times, thereby limiting the ability of the Fund to withdraw assets from the private investment funds due to poor performance or other reasons. The fees paid by private investment funds to their advisers and general partners or managing members often are higher than those paid by registered funds and generally include a percentage of gains. The Fund will bear its proportionate share of the management fees and other expenses that are charged by a private investment funds in addition to the management fees and other expenses paid by the Fund.

OTHER FUND STRATEGIES

Short Sales

The Fund may engage in short sales of securities. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. The Fund may make short sales for financing, for risk management, to maintain portfolio flexibility or to enhance income or gain.

When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Fund's obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund may also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

Short selling involves a number of risks. If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. The Fund may, but is not expected to, have substantial short positions and may engage in short sales where it does not own or have the immediate right to acquire the security sold short, and as such must borrow those securities to make delivery to the buyer under the short sale transaction. The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions earlier than it had expected. Thus, the Fund may not be able to successfully implement any short sale strategy it employs due to limited availability of desired securities or for other reasons. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to the Fund.

Until the Fund replaces a security borrowed in connection with a short sale, it may be required to maintain a segregated account of cash or liquid assets with a broker or custodian to cover the Fund's short position.

Generally, securities held in a segregated account cannot be sold unless they are replaced with other liquid assets. The Fund's ability to access the pledged collateral may also be impaired in the event the broker becomes bankrupt, insolvent, or otherwise fails to comply with the terms of the contract. In such instances, the Fund may not be able to substitute or sell the pledged collateral and may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. Additionally, the Fund must maintain sufficient liquid assets, less any additional collateral pledged to the broker, marked-to-market daily, to cover the borrowed securities obligations. This may limit the Fund's investment flexibility, as well as its ability to meet other current obligations.

In times of unusual or adverse market, economic, regulatory or political conditions, the Fund may not be able, fully or partially, to implement its short selling strategy. Periods of unusual or adverse market, economic, regulatory or political conditions generally may exist for as long as six months and, in some cases, much longer.

Derivatives

General Limitations on Futures and Options Transactions. The Fund has filed a notice of eligibility for exclusion from the definition of the term "commodity pool operator" with the U.S. Commodity Futures Trading Commission (the "CFTC") and the National Futures Association, which regulate trading in the futures markets. Pursuant to CFTC Regulation 4.5, the Fund is not subject to regulation as a commodity pool under the Commodity Exchange Act (the "CEA").

Various exchanges and regulatory authorities have undertaken reviews of options and futures trading in light of market volatility. Among the possible actions that have been presented are proposals to adopt new or more stringent daily price fluctuation limits for futures and options transactions and proposals to increase the margin requirements for various types of futures transactions.

Asset Coverage for Futures and Options Positions. The Fund complies with the regulatory requirements of the SEC and the CFTC with respect to coverage of options and futures positions by registered investment companies and, if the guidelines so require, will segregate cash, U.S. government securities, high-grade liquid debt securities and/or other liquid assets permitted by the SEC and CFTC on the Fund's records in the amount prescribed. Securities segregated on the Fund's records cannot be sold while the futures or options position is outstanding, unless replaced with other permissible assets, and will be marked-to-market daily.

Options. The Fund may purchase put and call options on currencies or securities. A put option gives the purchaser the right to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price at any time during the option period. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price.

As a holder of a put option, the Fund will have the right to sell the currencies or securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price at any time prior to the option's expiration date. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.

Certain Considerations Regarding Options. The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.

Some, but not all, of the Fund's derivative instruments may be traded and listed on an exchange. There is no assurance that a liquid secondary market on an options exchange will exist for any particular option at any particular time, and for some options no secondary market on an exchange or elsewhere may exist. If the Fund is unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities.

Futures Contracts. The Fund may enter into securities-related futures contracts, including security futures contracts, as an anticipatory hedge. The Fund's derivative investments may include sales of futures as an offset against the effect of expected declines in securities prices and purchases of futures as an offset against the effect of expected increases in securities prices. The Fund does not enter into futures contracts which are prohibited under the CEA and will, to the extent required by regulatory authorities, enter only into futures contracts that are traded on exchanges and are standardized as to maturity date and underlying financial instrument. A security futures contract is a legally binding agreement between two parties to purchase or sell in the future a specific quantity of a security or of the component securities of a narrow-based security index, at a certain price. A person who buys a security futures contract enters into a contract to purchase an underlying security and is said to be "long" the contract. A person who sells a security futures contract enters into a contract to sell the underlying security and is said to be "short" the contract. The price at which the contract trades (the "contract price") is determined by relative buying and selling interest on a regulated exchange.

Transaction costs are incurred when a futures contract is bought or sold and margin deposits must be maintained. To enter into a security futures contract, the Fund must deposit funds with its custodian in the name of the futures commodities merchant equal to a specified percentage of the current market value of the contract as a performance bond. Moreover, all security futures contracts are marked-to-market at least daily, usually after the close of trading. At that time, the account of each buyer and seller reflects the amount of any gain or loss on the security futures contract based on the contract price established at the end of the day for settlement purposes.

An open position, either a long or short position, is closed or liquidated by entering into an offsetting transaction (i.e., an equal and opposite transaction to the one that opened the position) prior to the contract expiration. Traditionally, most futures contracts are liquidated prior to expiration through an offsetting transaction and, thus, holders do not incur a settlement obligation. If the offsetting purchase price is less than the original sale price, a gain will be realized; if it is more, a loss will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. However, there can be no assurance that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract and the Fund may not be able to realize a gain in the value of its future position or prevent losses from mounting. This inability to liquidate could occur, for example, if trading is halted due to unusual trading activity in either the security futures contract or the underlying security; if trading is halted due to recent news events involving the issuer of the underlying security; if systems failures occur on an exchange or at the firm carrying the position; or, if the position is on an illiquid market. Even if the Fund can liquidate its position, it may be forced to do so at a price that involves a large loss.

Under certain market conditions, it may also be difficult or impossible to manage the risk from open security futures positions by entering into an equivalent but opposite position in another contract month, on another market, or in the underlying security. This inability to take positions to limit the risk could occur, for example, if trading is halted across markets due to unusual trading activity in the security futures contract or the underlying security or due to recent news events involving the issuer of the underlying security.

There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract position. The Fund would continue to be required to meet margin requirements until the position is closed, possibly resulting in a decline in the Fund's NAV. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

Futures positions also may be illiquid because certain commodity exchanges limit fluctuations in certain futures contract prices during a single day by regulations referred to as "daily price fluctuation limits" or "daily limits." Under such daily limits, during a single trading day no trades may be executed at prices beyond the daily limits. Once the price of a particular futures contract has increased or decreased by an amount equal to the daily limit, positions in that contract can neither be entered into nor liquidated unless traders are willing to effect trades at or within the limit. Futures prices have occasionally moved beyond the daily limits for several consecutive days with little or no trading. Over-the-counter instruments generally are not as liquid as instruments traded on recognized exchanges. These constraints could prevent the Fund from promptly liquidating unfavorable positions and subject the Fund to substantial losses.

Security futures contracts that are not liquidated prior to expiration must be settled in accordance with the terms of the contract. Depending on the terms of the contract, some security futures contracts are settled by physical delivery of the underlying security. At the expiration of a security futures contract that is settled through physical delivery, a person who is long the contract must pay the final settlement price set by the regulated exchange or the clearing organization and take delivery of the underlying securities. Conversely, a person who is short the contract must make delivery of the underlying securities in exchange for the final settlement price. Settlement with physical delivery may involve additional costs.

Depending on the terms of the contract, other security futures contracts are settled through cash settlement. In this case, the underlying security is not delivered. Instead, any positions in such security futures contracts that are open at the end of the last trading day are settled through a final cash payment based on a final settlement price determined by the exchange or clearing organization. Once this payment is made, neither party has any further obligations on the contract.

As noted above, margin is the amount of funds that must be deposited by the Fund to initiate futures trading and to maintain the Fund's open positions in futures contracts. A margin deposit is intended to ensure the Fund's performance of the futures contract. The margin required for a particular futures contract is set by the exchange on which the futures contract is traded and may be significantly modified from time to time by the exchange during the term of the futures contract.

If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Fund. In computing daily NAV, the Fund marks to market the current value of its open futures contracts. The Fund expects to earn interest income on its margin deposits.

Because of the low margin deposits required, futures contracts trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in an immediate and substantial loss or gain to the investor. For example, if at the time of purchase 10% of the value of the futures contract is deposited as margin, a subsequent 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A 15% decrease would result in a loss equal to 150% of the original margin deposit, before any deduction for the transaction costs, if the account were then closed out. Thus, a purchase or sale of a futures contract may result in losses in excess of the amount initially invested in the futures contract. However, the Fund would presumably have sustained comparable losses if, instead of the futures contract, it had invested in the underlying financial instrument and sold it after the decline.

In addition to the foregoing, imperfect correlation between futures contracts and the underlying securities may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Under certain market conditions, the prices of security futures contracts may not maintain their customary or anticipated relationships to the prices of the underlying security or index. These pricing disparities could occur, for example, when the market for the security futures contract is illiquid, when the primary market for the underlying security is closed, or when the reporting of transactions in the underlying security has been delayed.

In addition, the value of a position in security futures contracts could be affected if trading is halted in either the security futures contract or the underlying security. In certain circumstances, regulated exchanges are required by law to halt trading in security futures contracts. For example, trading on a particular security futures contract must be halted if trading is halted on the listed market for the underlying security as a result of pending news, regulatory concerns or market volatility. Similarly, trading of a security futures contract on a narrow-based security index must be halted under circumstances where trading is halted on securities accounting for at least 50% of the market capitalization of the index. In addition, regulated exchanges are required to halt trading in all security futures contracts for a specified period of time when the Dow Jones Industrial Average experiences one-day declines of 10%, 20% and 30%. The regulated exchanges may also have discretion under their rules to halt trading in other circumstances, such as when the exchange determines that the halt would be advisable in maintaining a fair and orderly market.

A trading halt, either by a regulated exchange that trades security futures or an exchange trading the underlying security or instrument, could prevent the Fund from liquidating a position in security futures contracts in a timely manner, which could expose the Fund to a loss.

Each regulated exchange trading a security futures contract may also open and close for trading at different times than other regulated exchanges trading security futures contracts or markets trading the underlying security or securities. Trading in security futures contracts prior to the opening or after the close of the primary market for the underlying security may be less liquid than trading during regular market hours.

Swap Agreements. The Fund may enter into swap agreements. In a standard "swap" transaction, two parties agree to exchange the returns, differentials in rates of return or some other amount earned or realized on the "notional amount" of predetermined investments or instruments, which may be adjusted for an interest factor. Some swaps are structured to include exposure to a variety of different types of investments or market factors, such as interest rates, commodity prices, non-U.S. currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates. Swap agreements may be negotiated bilaterally and traded OTC between two parties or, in some instances, must be transacted through a futures commission merchant and cleared through a clearinghouse that serves as a central counterparty. Certain risks are reduced (but not eliminated) if a fund invests in cleared swaps. Certain standardized swaps, including certain credit default swaps, are subject to mandatory clearing, and more are expected to be in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free.

Swap agreements may increase or decrease the overall volatility of the Fund's investments and the price of Fund Shares. The performance of swap agreements may be affected by a change in the specific interest rate, currency or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty's creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.

Generally, swap agreements have fixed maturity dates that are agreed upon by the parties to the swap. The agreement can be terminated before the maturity date only under limited circumstances, such as default by or insolvency of one of the parties and can be transferred by a party only with the prior written consent of the other party. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party. If the counterparty is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, the Fund may not be able to recover the money it expected to receive under the contract.

A swap agreement can be a form of leverage, which can magnify the Fund's gains or losses. To reduce the risk associated with leveraging, the Fund will segregate assets equal to the full notional value of the swap agreements, unless future SEC staff guidance permits asset segregation to a lesser extent.

The use of swaps can cause the Fund to be subject to additional regulatory requirements, which may generate additional Fund expenses.

The Fund monitors any swaps with a view towards ensuring that the Fund remains in compliance with all applicable regulatory, investment and tax requirements.

Equity Swaps. In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap, the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associated with investment in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the interest that the Fund will be committed to pay under the swap.

Reverse Repurchase Agreements

The Fund may enter into reverse repurchase agreements with respect to its portfolio investments subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. At the time the Fund enters into a reverse repurchase agreement, it may designate on its books and records liquid instruments having a value not less than the repurchase price (including accrued interest). If the Fund establishes and maintains such a segregated account, a reverse repurchase agreement will not be considered a borrowing by the Fund; however, under certain circumstances in which the Fund does not establish and maintain such a segregated account, such reverse repurchase agreement will be considered a borrowing for the purpose of the Fund's limitation on borrowings. The use by the Fund of reverse repurchase agreements involves many of the same risks of leverage since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price.

If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund's obligation to repurchase the securities, and the Fund's use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

Securities Lending

To the extent permitted by the 1940 Act, the Fund may make secured loans of its marginable securities to brokers, dealers and other financial institutions; provided, however, that the value of such loaned securities may not exceed one-third of the Fund's total asset value, including collateral received in respect of such loans. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to broker-dealers and other financial institutions that are believed by the Advisors to be of relatively high credit standing. Loans of securities are made to broker-dealers pursuant to agreements requiring that such loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (negotiable certificates of deposit, bankers' acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent. The borrower pays to the Fund, as the lender, an amount equal to any dividends or interest received on the securities lent. The collateral must have a market value at least equal to 100% of the market value of the loaned securities at all times during the duration of the loan. The Fund invests the cash collateral received in accordance with its investment objectives, subject to the Fund's agreement with the borrower of the securities. In the case of cash collateral, the Fund typically pays a rebate to the borrower. The reinvestment of cash collateral will result in a form of effective leverage for the Fund. Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund, as the lender, retains the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the Fund's investment. The Fund may also call such loans to sell the securities involved. When engaged in securities lending, the Fund's performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of interest through investment of cash collateral by the Fund in permissible investments.

INVOLUNTARY REPURCHASES AND MANDATORY REDEMPTIONS

The Fund, consistent with the requirements of the Fund's Declaration of Trust, the provisions of the 1940 Act and rules thereunder, including Rule 23c-2, has the right to repurchase or redeem Shares of a Shareholder or any person acquiring Shares from or through a shareholder of the Fund (the "Shareholder") under certain circumstances, including:

•  ownership of Shares by a Shareholder or other person will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction;

•  continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund or the Advisors, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal consequences;

•  any of the representations and warranties made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true; or

•  it would be in the best interests of the Fund to repurchase or redeem Shares (any such repurchases or redemptions will be conducted consistent with Rule 23c-2 under the 1940 Act).

INVESTMENT RESTRICTIONS

FUNDAMENTAL POLICIES

The Fund may not:

(1)  Purchase or sell real estate, commodities or commodity contracts, except that, to the extent permitted by applicable law, the Fund may (i) invest in securities directly or indirectly secured by real estate or interests therein or issued by entities that invest in real estate or interests therein; (ii) acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund's ownership of other assets; (iii) invest in instruments directly or indirectly secured by commodities or securities issued by entities that invest in or hold such commodities and acquire temporarily commodities as a result thereof; and (iv) purchase and sell forward contracts, financial futures contracts and options thereon;

(2)  Issue senior securities or borrow money except as permitted by the 1940 Act and the rules and interpretative positions of the SEC thereunder or otherwise as permitted by applicable law;

(3)  Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the "Securities Act") in selling its own securities or portfolio securities;

(4)  Make loans to other persons, except that (i) the Fund will not be deemed to be making a loan to the extent that the Fund makes debt investments in accordance with its stated investment strategies; (ii) the Fund may take short positions in any security or financial instrument; and (iii) the Fund may lend its portfolio securities in an amount not in excess of 33 1/3% of its total assets, taken at market value, provided that such loans shall be made in accordance with applicable law; and

(5)  Invest more than 25% of its total assets (taken at market value at the time of each investment) in the securities of issuers in any one industry or group of industries; provided that securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry (other than those securities backed only by the assets and revenues of non-governmental users with respect to which the Fund will not invest 25% or more of the value of its total assets (taken at market value at the time of each investment) in securities backed by the same source of revenue. The Fund determines industries by reference to the Global Industry Classification Standard as it may be amended from time to time.

The Fund will treat with respect to participation interests both the financial intermediary and the borrower as "issuers" for purposes of fundamental investment restriction (5).

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time, for between 5% and 25% of the Shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined in the applicable Prospectus), or the next business day if the 14th day is not a business day. The Fund will repurchase Shares that are tendered by a specific date (the "Repurchase Request Deadline"). The Fund's Board will establish the Repurchase Request Deadline for each repurchase offer, but such date may be revised by the Fund's officers, in their sole discretion, based on factors such as market conditions, the level of the Fund's assets and shareholder servicing considerations provided that the Board is notified of this change and the reasons for it.

The fundamental investment limitations set forth above restrict the ability of the Fund to engage in certain practices and purchase securities and other instruments other than as permitted by, or consistent with, applicable law, including the 1940 Act. Relevant limitations of the 1940 Act as they presently exist are described below. These limitations are based either on the 1940 Act itself, the rules or regulations thereunder or applicable orders of the SEC. In addition, interpretations and guidance provided by the SEC staff may be taken into account to determine if a certain practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC. As a result, the foregoing fundamental investment policies may be interpreted differently over time as the statute, rules, regulations or orders (or, if applicable, interpretations) that relate to the meaning and effect of these policies change, and no vote of Shareholders, as applicable, will be required or sought.

NON-FUNDAMENTAL POLICIES

The Fund is also subject to the following non-fundamental restrictions and policies, which may be changed by the Board of Trustees without the approval of the holders of a majority of the outstanding voting securities of the Fund. The Fund may not:

(1)  Change or alter the Fund's investment objective;

(2)  Purchase securities of other investment companies, except to the extent that such purchases are permitted by applicable law, including any exemptive orders issued by the SEC; and

(3)  Purchase any securities on margin except as may be necessary in connection with transactions described under "Investment Objective, Policies and Risks" above and except that the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio investments (the deposit or payment by the Fund of initial or variation margin in connection with swaps, forward contracts and financial futures contracts and options thereon is not considered the purchase of a security on margin).

Compliance with any policy or limitation of the Fund that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities. The policy will not be violated if these limitations are exceeded because of changes in the market value or investment rating of the Fund's assets or if a borrower distributes equity securities incident to the purchase or ownership of a portfolio investment or in connection with a reorganization of a borrower. The Fund interprets its policies with respect to borrowing and lending to permit such activities as may be lawful for the Fund, to the full extent permitted by the 1940 Act or by exemption from the provisions therefrom pursuant to an exemptive order of the SEC.

MANAGEMENT OF THE FUND

The Fund's business and affairs are managed under the direction of the Board. The Board currently consists of five members, three of whom are not "interested persons" of the Fund as defined in Section 2(a)(19) of the 1940 Act. The Fund refers to these individuals as its independent trustees (the "Independent Trustees"). The Board annually elects the Fund's officers, who serve at the discretion of the Board. The Board maintains an audit committee, a nominating and governance committee and an independent trustees committee and may establish additional committees from time to time as necessary.

BOARD OF TRUSTEES AND OFFICERS

Trustees

Information regarding the members of the Board is set forth below. The Trustees have been divided into two groups-Interested Trustees and Independent Trustees. As set forth in the Fund's Declaration of Trust, each Trustee's term of office shall continue until his or her death, resignation, removal, bankruptcy, adjudicated incompetence or other incapacity to perform the duties of the office of a Trustee.

NAME, ADDRESS(1) AND YEAR OF BIRTH	POSITION(S) HELD WITH THE FUND	TERM OF OFFICE AND LENGTH OF TIME SERVED(2)	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE(3)	OTHER DIRECTORSHIPS HELD BY TRUSTEE
Interested Trustees(2)
John S. Koudounis (1966)	Chairman, Trustee and Vice President	Indefinite Length — Since Inception	President (since February 2021) and Chief Executive Officer, Calamos Asset Management, Inc. ("CAM"), Calamos Investments LLC, Calamos Advisors LLC, Calamos Wealth Management LLC, and Calamos Financial Services LLC (since 2016); Chairman and Chief Executive Officer, Calamos Antetokounmpo Asset Management LLC (since 2022); prior thereto, President and Chief Executive Officer (2010-2016), Mizuho Securities USA Inc.	2	- CAM (Director)
- National Hellenic Museum (Trustee/Executive Committee Member)
- The Hellenic Initiative (Board Member/Executive Committee Member)
- World Business Chicago (Trustee) — National Council of the Order of Saint Andrew the Apostle (Board Member)
- Greek Orthodox Metropolis of Chicago Foundation (Board Member/President)
- Ecumenical Patriarch Bartholomew Foundation (Board Member/Chairman of the Investment Committee)
					- SEAL Future Foundation (executive advisory board member)
Jim Vos (1962)	Trustee and Vice President	Indefinite Length — Since Inception	Partner, CEO, Aksia LLC	2	None

NAME, ADDRESS(1) AND YEAR OF BIRTH	POSITION(S) HELD WITH THE FUND	TERM OF OFFICE AND LENGTH OF TIME SERVED(2)	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE(3)	OTHER DIRECTORSHIPS HELD BY TRUSTEE
Independent Trustees
Bjorn Forfang (1960)	Trustee	Indefinite Length — Since Inception	Deputy CEO, CFA Institute Managing Partner, Erigo Capital Partners	2	None
Sharmila Kassam (1973)	Trustee	Indefinite Length — Since Inception	Financial Services Executive	1	- Director, Greenbacker Energy GREC Fund II (renewables energy fund) - Director and Treasurer, Texas Housing Conservancy - Director, Greater Austin YMCA
John Neal (1950)	Trustee	Indefinite Length — Since Inception	Retired; Private investor	70	- Director, Creation Investments (private international microfinance company)
- Director, Equity Residential Trust (publicly-owned REIT)
- Director, Centrust Bank (Northbrook, Illinois community bank)
- formerly, Director Neuro-ID (private company providing prescriptive analytics for the risk industry) (until 2021)
					- formerly, Partner, Linden LLC (health care private equity) (until 2018)

(1)  The address of each Trustee is care of the Secretary of the Fund at 2020 Calamos Court, Naperville, IL 60563.

(2)  "Interested person," as defined in the 1940 Act, of the Fund. John S. Koudounis and Jim Vos are each an interested person of the Fund due to their affiliation with Calamos and Aksia, respectively.

(3)  The term "Fund Complex" means two or more registered investment companies that share the same investment advisor or have an investment advisor that is an affiliated person of the investment advisor of any of the other registered investment companies or hold themselves out to investors as related companies for the purpose of investment and investor services.

Officers

The preceding table gives information about John S. Koudounis and Jim Vos, each of whom is a Vice President of the Fund. The following table sets forth each other officer's name, age, position with the Fund and date first appointed to that position, and principal occupation(s) during the past five years. Each officer serves until his or her successor is chosen and qualified or until his or her resignation or removal by the Board of Trustees.

NAME, ADDRESS(1) AND YEAR OF BIRTH	POSITION(S) HELD WITH THE FUND	TERM OF OFFICE AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
Daniel Dufresne (1974)	President, Principal Executive Officer	Indefinite Length — Since Inception

Executive Vice President and Chief Operating Officer, CAM, Calamos Investments LLC ("CILLC"), Calamos Advisors LLC ("Calamos Advisors"), and Calamos Wealth Management LLC ("CWM") (since April 2021); President, Calamos Antetokounmpo Asset Management LLC ("CGAM") (since July 2022); prior thereto Citadel (1999-2020); Partner (2008-2020); Managing Director, Global Treasurer (2008-2020); Global Head of Operations (2011-2020); Global Head of Counterparty Strategy (2018-2020); Senior Advisor to the COO (2020); CEO, Citadel Clearing LLC (2015-2020)

NAME, ADDRESS(1) AND YEAR OF BIRTH	POSITION(S) HELD WITH THE FUND	TERM OF OFFICE AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
John P. Calamos, Sr. (1940)	Global CIO	Indefinite Length — Since Inception

Founder, Chairman and Global Chief Investment Officer, CAM, CILLC, Calamos Advisors and its predecessor, and CWM; Director, CAM; Founder and Chairman, Calamos Private Equity LLC; Global Chief Investment Officer, CGAM (since July 2022); previously, Chief Executive Officer, Calamos Financial Services LLC, ("CFS"), CAM, CILLC, Calamos Advisors, and CWM

Tim Nest (1977)	Vice President	Indefinite Length — Since Inception	Partner, Co-Head of Private Credit, Aksia LLC
Joshua Hemley (1986)	Vice President	Indefinite Length — Since Inception	Managing Director, Co-Head of Private Credit, Aksia LLC
Thomas P. Kiley III	Vice President	Indefinite Length — Since November 2024

Senior Vice President, Chief Distribution Officer (since 2024), CAM, CILLC, and Calamos Advisors; Principal Executive Officer and Chief Distribution Officer (since 2024), CFS; Vice President (since 2024), CGAM; prior thereto Managing Director, RIA Eastern Divisional Sales Manager, Blackrock Investments, Inc. (2017-2024)

Erik D. Ojala (1975)	Chief Legal Officer, Vice President, Secretary	Indefinite Length — Since November 2023

Senior Vice President, General Counsel and Secretary, CAM, CILLC, Calamos Advisors, CWM (since 2023); Chief Legal Officer, CGAM (since 2023); General Counsel and Secretary, CFS (since 2023); prior thereto, Executive Vice President and General Counsel (2017-2023), Secretary (2010-2023) and Chief Compliance Officer (2021-2023), Harbor Capital Advisors, Inc.; Director and Secretary (2019-2023) and Chief Compliance Officer (2022-2023), Harbor Trust Company, Inc.; Director, Executive Vice President (2017-2023) and Chief Compliance Officer (2017-2021, 2022-2023), Harbor Funds Distributors, Inc.; Director (2017-2023), Assistant Secretary (2014-2023) and Chief Compliance Officer (2022-2023), Harbor Services Group, Inc.; Chief Compliance Officer, Harbor ETF Trust (2021-2023); and Chief Compliance Officer of Harbor Funds (2017-2023)

Thomas E. Herman (1961)	Chief Financial Officer, Principal Financial Officer, Vice President	Indefinite Length — Since Inception

Executive Vice President (since February 2021) and Chief Financial Officer, CAM, CILLC, Calamos Advisors, and CWM (since 2016), Chief Financial Offer, CGAM (since July 2022) ; prior thereto, President and Chief Financial Officer Calamos Avenue Management, LLC (2020-2022), Chief Financial Officer and Treasurer, Harris Associates (2010-2016)

Jacqueline Sinker (1961)	Chief Compliance Officer	Indefinite Length — Since Inception	Chief Compliance Officer of Calamos Advisors, CWM, CFS since November 2015

NAME, ADDRESS(1) AND YEAR OF BIRTH	POSITION(S) HELD WITH THE FUND	TERM OF OFFICE AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
Stephen Atkins (1965)	Treasurer	Indefinite Length — Since Inception

Senior Vice President, Head of Fund Administration (since February 2020), Calamos Advisors; prior thereto, Consultant, Fund Accounting and Administration, Vx Capital Partners (March 2019-February 2020); Chief Financial Officer and Treasurer of SEC Registered Funds, and Senior Vice President, Head of European Special Purpose Vehicles Accounting and Administration, Avenue Capital Group (2010-2018)

(1)  The address of each officer is care of the Secretary of the Fund at 2020 Calamos Court, Naperville, IL 60563.

BIOGRAPHICAL INFORMATION AND DISCUSSION OF EXPERIENCE AND QUALIFICATIONS, ETC.

Trustees

The following is a summary of the experience, qualifications, attributes and skills of each Trustee that support the conclusion, as of the date of this Statement of Additional Information, that each Trustee should serve as a Trustee of the Fund.

INTERESTED TRUSTEES

John S. Koudounis

John S. Koudounis joined Calamos Investments as Chief Executive Officer in 2016. Mr. Koudounis has over 35 years of financial services experience including executive leadership in the global securities business and a deep background in global capital markets. Most recently, he served as President and Chief Executive Officer of Mizuho Securities USA, Inc. (MSUSA), a subsidiary of Mizuho Financial Group, one of the world's largest full-service financial institutions. During his tenure at Mizuho Securities, he built the firm into a full-service investment bank, expanding its debt and equity capital markets teams. Because of his leadership, the firm also grew in profitability, number of clients, and product diversification, allowing Mizuho to be considered globally as a top tier investment bank. Prior to joining MSUSA in 2008, he was Managing Director and Head of Fixed Income for ABN AMRO Americas where he played a critical role in that firm's successful growth. Mr. Koudounis graduated from Brown University with a degree in International Diplomacy & Foreign Affairs and Economics.

Jim Vos

Jim Vos is the CEO of Aksia and has over 38 years of alternative investments, research and derivatives experience. He is responsible for the overall management of Aksia as well as the design of the firm's research and advisory processes. Prior to joining Aksia, he spent 20 years at Credit Suisse and was part of the Alternative Capital Division. During his time there, he was a member of the Portfolio Strategies group, oversaw a research desk in Tokyo, managed the firm's FLP trading desk in London and was part of the CSFP derivatives trading boutique.

Mr. Vos graduated from the University of Pennsylvania with a BS in Economics.

In 2009 and 2010, he was recognized as Hedge Fund Consultant of the Year by Institutional Investor. In 2016, he was recognized as Consultant of the Year by Chief Investment Officer.

INDEPENDENT TRUSTEES

Bjorn Forfang

Bjorn Forfang is a co-founder and Managing Partner of Erigo Capital Partners-a specialist financial advisory firm raising capital for alternative asset managers-and has over 25 years of experience in global capital markets across hedge funds, sovereign wealth funds, banking, structured products and management consulting. Before starting Erigo, Mr. Forfang was the Deputy Chief Executive Officer with CFA Institute, the premier global association for investment management professionals.

Prior to joining the CFA Institute, Mr. Forfang spent 14 years at UBS Investment Bank where he held senior management roles in New York and London. Mr. Forfang has an MBA from Harvard Business School and a JD degree from the University of Oslo. He is a CFA Charterholder.

Sharmila Kassam

Sharmila Kassam serves as a mutual fund independent trustee and Audit Committee Chair of Greenbacker Energy GREC Fund II, a renewables energy fund. She formerly served as a public company board member and Audit Committee Chair of Griid Infrastructure, Inc. (Nasdaq: GRDI) and Vice President as Head of Nasdaq Asset Owner Solutions, a team within Nasdaq dedicated to focusing on global investors (pensions, endowments and sovereign wealth funds) and their needs. She formerly managed a $30+ billion multi-asset class public pension plan. She is a recognized thought leader on creating material value through innovation and ESG speaking frequently on topics affecting the institutional investor industry, including serving as the Executive Director of the AIF Institute, an investment industry think tank representing $50 trillion AUM. She is a licensed certified public accountant and is also licensed to practice law in Texas.

Ms. Kassam holds a JD and a BBA from the University of Texas, Austin.

John E. Neal

John E. Neal currently serves as the Lead Independent Trustee on the boards of registered investment companies in the Fund Complex and has been since 2001. Mr. Neal served as the President of Kemper Funds from 1995-1998, where he oversaw its retail activities. He subsequently joined Bank One as Head of Commercial Real Estate Lending and then as Managing Director and Head of Corporate Banking. Most recently, he served as a partner at Linden LLC, a middle market private equity firm specializing in healthcare. Mr. Neal received his bachelor's degree from Harvard University and his MBA from the Harvard Business School.

BOARD STRUCTURE AND ROLE OF THE BOARD IN RISK OVERSIGHT

The 1940 Act requires that at least 40% of the trustees be Independent Trustees. Certain exemptive rules promulgated under the 1940 Act require that at least 50% of the trustees be Independent Trustees. Currently, three of the five Trustees (60%) are Independent Trustees. The Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman of the Board of Trustees, regardless of whether the trustee happens to be independent or a member of management. The Board of Trustees has determined that its leadership structure, in which the Chairman of the Board of Trustees is an interested person of the Fund, is appropriate because the Independent Trustees believe that an interested Chairman has a personal and professional stake in the quality and continuity of services provided by management to the Fund. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key factor for assuring that they are in a position to do so is for the trustees who are independent of management to constitute a majority of the Board.

The Board expects to perform its risk oversight function primarily through (a) its three standing committees, which report to the entire Board and are comprised solely of Independent Trustees and (b) monitoring by the Fund's Chief Compliance Officer in accordance with the Fund's compliance policies and procedures.

COMMITTEES OF THE BOARD

The Board has established an audit committee, a nominating and governance committee and an independent trustees committee. The Fund does not have a compensation committee because its officers do not receive any direct compensation from the Fund.

Audit Committee. The members of the audit committee are Bjorn Forfang, Sharmila Kassam and John E. Neal, each of whom is independent for purposes of the 1940 Act. John E. Neal serves as chairman of the audit committee. The audit committee is responsible for approving the Fund's independent accountants, reviewing with the Fund's independent accountants the plans and results of the audit engagement, approving professional services provided by the Fund's independent accountants, reviewing the independence of the Fund's independent accountants and reviewing the adequacy of the Fund's internal accounting controls.

The Audit Committee held four meetings during the fiscal year ended March 31, 2025.

Nominating and Governance Committee. The members of the nominating and governance committee are Bjorn Forfang, Sharmila Kassam and John E. Neal, each of whom is independent for purposes of the 1940 Act. Sharmila Kassam serves as chairman of the nominating and governance committee. The nominating and governance committee is responsible for selecting, researching and nominating trustees for election by the Fund's Shareholders, selecting nominees to fill vacancies on the Board or a committee of the Board Trustees, developing and recommending to the Board a set of corporate governance principles and overseeing the evaluation of the Board and its committees.

The nominating and governance committee may consider recommendations for nomination of individuals for election as trustees from Shareholders (which include the biographical information and the qualifications of the proposed nominee) to the Secretary of the Fund, as the nominating and governance committee deems appropriate.

The Nominating and Governance Committee held one meeting during the fiscal year ended March 31, 2025.

Independent Trustees Committee. The members of the independent trustees committee are Bjorn Forfang, Sharmila Kassam and John E. Neal, each of whom is independent for purposes of the 1940 Act. Bjorn Forfang serves as chairman of the independent trustees committee. The independent trustees committee is responsible for reviewing and making certain findings in respect of co-investment transactions pursuant to exemptive relief received from the SEC.

The Independent Trustees Committee held one meeting during the fiscal year ended March 31, 2025.

TRUSTEE BENEFICIAL OWNERSHIP OF SHARES

The following table sets forth the dollar range of Shares beneficially owned by each Trustee as of December 31, 2024.

NAME OF TRUSTEE	DOLLAR RANGE OF EQUITY SECURITIES IN THE FUND(1), (2)	AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES IN ALL REGISTERED INVESTMENT COMPANIES OVERSEEN BY DIRECTOR IN FAMILY OF INVESTMENT COMPANIES(3)
Interested Trustees
John S. Koudounis	Over $100,000	Over $100,000
Jim Vos	Over $100,000	Over $100,000
Independent Trustees
Bjorn Forfang	None	None
Sharmila Kassam	None	None
John E. Neal	Over $100,000	Over $100,000

(1)  Dollar ranges are as follows: None, $1—$10,000, $10,001—$50,000, $50,001—$100,000, or Over $100,000.

(2)  Beneficial ownership determined in accordance with Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended.

(3)  The Family of Investment Companies is defined as any two or more registered investment companies that (a) share the same investment advisor or principal underwriter; and (b) hold themselves out to investors as related companies for purposes of investment and investor services.

INDEPENDENT TRUSTEE OWNERSHIP OF SECURITIES

As of December 31, 2024, none of the Independent Trustees (or their immediate family members) owned securities of the Advisers or Distributor or of an entity (other than a registered investment company) controlling, controlled by or under common control with the Advisors or Distributor.

COMPENSATION OF TRUSTEES

The Independent Trustees are paid an annual retainer of $50,000. The chairman of the Audit Committee is paid an additional annual fee of $10,000 and the chairman of each of the Nominating and Governance and Independent Trustees Committees is also paid an additional annual fee of $5,000. All Trustees are reimbursed for their reasonable out-of-pocket expenses. The Trustees do not receive any pension or retirement benefits from the Fund.

The following table shows information regarding the compensation received by the Trustees, none of whom is an employee of the Fund, for services as a Trustee for the fiscal period ended March 31, 2025. The Trustees who are "interested persons," as defined in the 1940 Act, of the Fund and the Fund's officers do not receive compensation from the Fund.

NAME OF TRUSTEE	AGGREGATE COMPENSATION FROM THE FUND 4/1/2024-03/31/2025	AGGREGATE COMPENSATION FROM THE FUND COMPLEX(1) 4/1/2024-03/31/2025
Interested Trustees
John S. Koudounis	$—	$—
Jim Vos	$—	$—
Independent Trustees
Bjorn Forfang	$53,456	$55,000
Sharmila Kassam	$53,456	$55,000
John Neal	$58,316	$327,500

(1)  The Fund Complex consists of Calamos Investment Trust, Calamos Advisors Trust, Calamos Convertible Opportunities and Income Fund, Calamos Convertible and High Income Fund, Calamos Strategic Total Return Fund, Calamos Global Total Return Fund, Calamos Global Dynamic Income Fund, Calamos Dynamic Convertible and Income Fund, Calamos Long/Short Equity & Dynamic Income Trust, Calamos ETF Trust, Calamos Antetokounmpo Sustainable Equities Trust, Calamos Aksia Alternative Credit and Income Fund and Calamos Aksia Private Equity and Alternatives Fund.

Shareholder Communications

Shareholders may send communications to the Board. Shareholders should send communications intended for the Board by addressing the communication directly to the Board (or individual Trustees) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Trustees) and by sending the communication to the Fund's office at 2020 Calamos Court, Naperville, IL 60563. Other Shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management's discretion based upon the matters contained therein.

Codes of Ethics

The Fund, the Advisors and Calamos Financial Services LLC, the Fund's principal underwriter and distributor of the Fund's Shares, have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to these codes may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund, so long as such investments are made in accordance with the applicable code's requirements. The codes of ethics are included as exhibits to the registration statement of which this Statement of Additional Information forms a part. The codes of ethics are available on the EDGAR database on the SEC's website at sec.gov. Shareholders may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

The Advisor and Sub-Advisor

Calamos, an investment advisor registered with the SEC under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), serves as the Advisor. Aksia, an investment advisor registered with the SEC under the Advisers Act, serves as Sub-Advisor.

The Sub-Advisor is primarily responsible for the Fund's investment strategy and the day-to-day management of the Fund's assets allocated to it by the Advisor. For more information regarding the Advisor and Sub-Advisor, see "The Advisor and Sub-Advisor" and "Management of the Fund" in the Prospectus.

The investment advisory agreement (the "Investment Advisory Agreement") between the Fund and the Advisor was approved by the Board and became effective for an initial two-year term on April 28, 2023. The sub-advisory agreement (the "Sub-Advisory Agreement") between the Advisor and Aksia was approved by the Board and became effective for an initial two-year term on April 28, 2023. A discussion regarding the basis for the Board's most recent approval of the Investment Advisory Agreement and Sub-Advisory Agreement is available in the Fund's Annual Report for the fiscal year ended March 31, 2025. The Investment Advisory Agreement and Sub-Advisory Agreement will each continue in effect for successive periods of twelve months, provided that each continuance is specifically approved at least annually by both (1) the vote of a majority of the Board or the vote of a majority of the outstanding securities of the Fund entitled to vote and (2) by the vote of a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval. In addition, the Investment Advisory Agreement and Sub-Advisory Agreement have termination provisions that allow the parties to terminate the agreement without penalty. The Investment Advisory Agreement and Sub-Advisory Agreement may be terminated at any time, without penalty, by the applicable Advisor or Sub-Advisor upon 60 days' notice to the other party or parties thereto. If the Sub-Advisory Agreement is not continued by the Board or is terminated by the Board or the Advisor, the Investment Advisory Agreement shall be terminated at the time the Sub-Advisory Agreement is terminated.

Pursuant to the Investment Advisory Agreement, in consideration of the advisory services provided by the Advisor to the Fund, the Advisor is entitled to an investment management fee (the "Investment Management Fee") payable monthly in arrears and accrued daily based upon the Fund's average daily net assets at an annual rate of 1.25%. In addition, pursuant to Sub-Advisory Agreement, the Advisor pays Aksia a sub-advisory fee (the "Sub-Advisory Fee") payable monthly in arrears and accrued daily based upon the Fund's average daily net assets at an annual rate of 0.625%. The Investment Management Fee paid to the Advisor will be paid out of the Fund's assets and the Sub-Advisory Fee will be paid by the Advisor out of its Investment Management Fee. During the fiscal year ended March 31, 2025, the Fund paid the Advisor (after waivers and reimbursements) an Investment Management Fee as set forth in the table below and the Advisor paid the Sub-Advisor out of its Investment Management Fee (after waivers and reimbursements) a Sub-Advisory Fee as set forth in the table below:

	YEAR ENDED 3/31/25	PERIOD ENDED 3/31/24(1)
Calamos Aksia Alternative Credit and Income Fund
Advisory fee	$3,803,121	$625,857
Waiver or reimbursement	$(1,425,780)	$(589,825)
Fees paid by Fund to Advisor, after waivers and reimbursements	$2,377,341	$36,032
Fees paid by Advisor to Subadvisor, after waivers and reimbursements	$1,188,671	$18,017

(1)  For the period from the commencement of operations on June 8, 2023 through March 31, 2024.

The Advisor, the Sub-Advisor and the Fund have entered into an expense limitation agreement (the "Expense Limitation Agreement") under which the Advisor and Sub-Advisor have agreed contractually, on a monthly basis, to reimburse on a 50/50 basis between the Advisor and the Sub-Advisor the Fund's "Specified Expenses" in respect of each class of the Fund (each, a "Class") where "Specified Expenses" means all other expenses incurred in the business of the Fund and allocated to a Class, including the Fund's annual operating expenses, with the exception of (i) the Investment Management Fee (as defined herein), (ii) the Shareholder Servicing Fee (as defined herein), (iii) the Distribution Fee (as defined herein), (iv) certain costs associated with the acquisition, ongoing investment and disposition of the Fund's investments and unconsummated investments, including legal costs, professional fees, travel costs and brokerage costs, (v) acquired fund fees and expenses, (vi) dividend and interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (vii) taxes and costs to reclaim foreign taxes, and (viii) extraordinary expenses (as determined in the discretion of the Advisor and Sub-Advisor), to the extent that such expenses exceed 0.25% of the average daily net assets of such Class (the "Expense Limitation").

If, while the Advisor is the investment advisor to the Fund and the Sub-Advisor is investment sub-advisor to the Fund, the Fund's estimated annualized Specified Expenses in respect of a Class for a given month are less than the Expense Limitation, the Advisor and Sub-Advisor shall be entitled to reimbursement by the Fund on a 50/50 basis of the other expenses borne by the Advisor and Sub-Advisor on behalf of the Fund (the "Reimbursement Amount") during any of the previous thirty-six (36) months, but only to the extent that the Fund's estimated annualized Specified Expenses in respect of a Class are less than, for such month, the lesser of the Expense Limitation or any other relevant expense limit then in effect with respect to the Class, and provided that such amount paid to the Advisor and Sub-Advisor will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed. The Advisor and Sub-Advisor may recapture a Specified Expense in any year within the thirty-six (36) month period after the Advisor and Sub-Advisor bear the expense. The Expense Limitation Agreement will remain in effect for a three-year period from April 28, 2023, unless and until the Board approves its modification or termination. Thereafter, the Expense Limitation Agreement may be renewed annually with the written agreement of the Advisor, the Sub-Advisor, and the Fund. The Fund's obligation to make reimbursement payments shall survive the termination of the Expense Limitation Agreement.

For the fiscal year ended March 31, 2025, the Advisor and Sub-Advisor waived their fees and absorbed other expenses totaling $1,425,780. For a period not to exceed three years from the date on which advisory fees are waived or Fund expenses absorbed by the Advisor and Sub-Advisor, the Advisor and Sub-Advisor may recoup amounts waived or absorbed, provided it is able to effect such recoupment and remain in compliance with (a) the limitation on Fund expenses in effect at the time of the relevant reduction in advisory fees or payment of the Fund's expenses, and (b) the limitation on Fund expenses at the time of the recoupment. At March 31, 2025, the amount of these potentially recoverable expenses was $2,015,605. Waived fees and absorbed other expenses subject to potential recovery by month of expiration are as follows:

June 2026-March 2027	$589,825
April 2027-March 2028	1,415,780
$2,015,605

Portfolio Management

Other Accounts Managed by Portfolio Managers

The portfolio managers primarily responsible for the day-to-day management of the Fund also manages other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of March 31, 2025: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by the portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.

Other Accounts Managed and Assets by Account Type as of March 31, 2025:

	NUMBER OF ACCOUNTS	ASSETS OF ACCOUNTS (IN BILLIONS)	NUMBER OF ACCOUNTS SUBJECT TO A PERFORMANCE FEE	ASSETS SUBJECT TO A PERFORMANCE FEE (IN BILLIONS)
R. Matthew Freund
Registered Investment Companies	20	$15.0	0	$0
Other Pooled Investment Vehicles	3	$0.8	0	$0
Other Accounts	5,857	$5.0	0	$0
Joshua Hemley
Registered Investment Companies	0	$0.0	0	$0.0
Other Pooled Investment Vehicles	9	$3.7	4	$1.3
Other Accounts	5	$4.0	2	$3.3
Tim Nest
Registered Investment Companies	0	$0.0	0	$0.0
Other Pooled Investment Vehicles	12	$5.2	4	$1.3
Other Accounts	23	$19.0	2	$3.5
Eli Pars
Registered Investment Companies	41	$30.6	2	$0.4
Other Pooled Investment Vehicles	7	$1.0	0	$0.0
Other Accounts	4,825	$4.1	0	$0.0

The portfolio managers may invest for their own benefit in securities held in brokerage and fund accounts. The information shown in the table does not include information about those accounts where the portfolio managers or members of their family have a beneficial or pecuniary interest because no advisory relationship exists with the Advisor, Aksia or any of their affiliates.

The Fund's portfolio managers are responsible for managing the Fund and other accounts, including separate accounts and unregistered funds.

Aksia's Compensation of Portfolio Managers

Portfolio managers are compensated with an annual salary and a discretionary year-end annual bonus, the amount of which is based on a multitude of quantitative and qualitative factors and are benchmarked against peers and local markets. Portfolio managers of the Advisor are also eligible to receive long-term incentive awards based on the performance of certain managed investment products for investment professionals. Depending on seniority within the firm, portfolio managers also may be eligible to receive performance fees from private funds that they manage that vest over time. Performance fees can make up a significant portion of a portfolio manager's overall compensation, and primarily are based on the investment performance of the private funds managed by the portfolio manager. This compensation structure aligns a portfolio manager's and investors' long-term interests.

Calamos' Compensation of Portfolio Managers

Compensation for portfolio management team members includes a competitive base salary, and an annual cash bonus (driven by investment, company, and individual performance). Portfolio managers are also eligible for the Calamos Long-Term Incentive ("LTI") program, which is an incentive award vesting over time that reflects appreciation and depreciation in the value of both the funds managed by such professional and the company generally. LTI awards vest on a three-year schedule (25% on or about the first anniversary of the award grant, 25% on or about the second anniversary of the award grant, and 50% on or about the third anniversary of the award grant). Each investment team LTI award will be allocated as follows: (i) 33.3% to track the value of the associate's managed strategies, (ii) 33.3% to track the Advisor's strategy of the associate's choice, and (iii) 33.3% to track the value of the firm; all over the vesting period.

Calamos' Conflict Disclosure

Other than potential conflicts between investment strategies, the side-by-side management of both the Fund and other accounts may raise potential conflicts of interest due to the interest held by the Advisor in an account and certain trading practices used by the portfolio managers. The Advisor has developed policies and procedures reasonably designed to mitigate those conflicts. The Advisor has adopted policies designed to ensure the fair allocation of securities purchased on an aggregated basis.

The allocation methodology employed by the Advisor varies depending on the type of securities sought to be bought or sold and the type of client or group of clients. Generally, however, orders are placed first for those clients that have given the Advisor brokerage discretion (including the ability to step out a portion of trades), and then to clients that have directed the Advisor to execute trades through a specific broker. However, if the directed broker allows the Advisor to execute with other brokerage firms, which then book the transaction directly with the directed broker, the order will be placed as if the client had given the Advisor full brokerage discretion. The Advisor and its affiliates frequently use a "rotational" method of placing and aggregating client orders and will build and fill a position for a designated client or group of clients before placing orders for other clients. A client account may not receive an allocation of an order if: (a) the client would receive an unmarketable amount of securities based on account size; (b) the client has precluded the Advisor from using a particular broker; (c) the cash balance in the client account will be insufficient to pay for the securities allocated to it at settlement; (d) current portfolio attributes make an allocation inappropriate; and (e) account specific guidelines, objectives and other account specific factors make an allocation inappropriate. Allocation methodology may be modified when strict adherence to the usual allocation is impractical or leads to inefficient or undesirable results. The Advisors' head trader must approve each instance that the usual allocation methodology is not followed and provide a reasonable basis for such instances and all modifications must be reported in writing to the Advisors' Chief Compliance Officer on a monthly basis.

Investment opportunities for which there is limited availability generally are allocated among participating client accounts pursuant to an objective methodology (i.e., either on a pro rata basis or using a rotational method, as described above). However, in some instances, the Advisor may consider subjective elements in attempting to allocate a trade, in which case the Fund may not participate, or may participate to a lesser degree than other clients, in the allocation of an investment opportunity. In considering subjective criteria when allocating trades, the Advisor is bound by its fiduciary duty to its clients to treat all client accounts fairly and equitably.

The portfolio managers advise certain accounts under a performance fee arrangement. A performance fee arrangement may create an incentive for a portfolio manager to make investments that are riskier or more speculative than would be the case in the absence of performance fees. A performance fee arrangement may result in increased compensation to the portfolio managers from such accounts due to unrealized appreciation as well as realized gains in the client's account.

Aksia's Conflict Disclosure

As a registered investment adviser, Aksia is required to disclose and mitigate potential conflicts of interest. As such, Aksia has adopted policies and procedures that both identify and address potential conflicts, described in detail below:

a.  Allocation of Investment Opportunities: Aksia's procedures require the objective allocation of general investment opportunities to ensure fair and equitable allocation among customized separate account and advisory client accounts (collectively, "Clients"). In the event there is limited capacity in a general investment opportunity in which multiple Clients are interested, Aksia will first evaluate the opportunity in light of the investment guidelines and restrictions relevant to each Client, in order to determine whether the opportunity could be suitable for the Client. Once Aksia has identified the Clients for which the opportunity may be suitable, Aksia will reach out to each Client (or in the case of an investment management Client, to the Aksia client team) to gauge such Client's interest in investing. When Aksia has received responses from the identified Clients, Aksia will advise the underlying manager offering the general investment opportunity which of Aksia's Clients are interested in investing in its vehicle and request that the manager determine the allocations to the various Aksia Clients. In the event that our aggregate client interest exceeds the available capacity, and the manager is unwilling to decide between eligible clients, Aksia will seek to split the capacity pro rata among interested and eligible discretionary and non-discretionary advisory clients.

With respect to co-investment opportunities ("Co-Investments"), Aksia will first compile a list of Advisory Clients for which (i) Aksia has an obligation to perform co-investment sourcing services and (ii) such opportunity is consistent with the relevant client's co-investment program preferences ("Participating Clients"), subject to any limitations placed upon Aksia by the underlying manager offering the Co-Investment. Aksia will then submit an indication of interest to the manager, specifying a distinct amount of the opportunity to be made available for each client. In submitting an indication of interest, Aksia will communicate to the manager a desired allocation of the opportunity in respect of Discretionary Clients, as well as Non-Discretionary Clients who have communicated to Aksia a desire to participate in the opportunity and the amount thereof. In the event of a Co-Investment opportunity with scarce capacity, the underlying manager offering the Co-Investment opportunity will generally determine the allocations among Aksia's relevant clients. If the underlying manager delegates full or partial authority to Aksia, Aksia will seek to allocate the investment to Participating Clients in a fair and equitable manner with a preference towards a pro rata allocation based on interest. Following such allocation, if there is an additional excess allocation remaining, such excess allocation may be offered to any client of Aksia or to any third party, in each case selected by Aksia in its sole discretion. The foregoing allocation policy with respect to Co-Investments does not apply to client-sourced opportunities which may be preserved by the client to the extent Aksia is also not allocated or offered the opportunity directly by the manager.

Aksia acts as a discretionary investment manager to one or more Registered Investment Companies (each, a "Registered Fund'). Any Co-Investment opportunities in which both a Registered Fund and certain other Aksia Client funds invest must comply with either the exemptive relief Aksia has been granted by the SEC, or with SEC no-action guidance. The participation of a Registered Fund may impact the ability of the Registered Fund or of these certain Aksia Client funds to make an investment or a follow on investment.

With respect to secondary opportunities ("Secondary"), Aksia will first compile a list of Advisory Clients for which (i) Aksia is specifically contractually obligated to perform Secondary sourcing services and (ii) such opportunity is consistent with the relevant client's Secondary program preferences and capabilities. Once Aksia determines the interest for each Client, Aksia will seek to directly or indirectly allocate the opportunity among such Clients pro-rata based on interest. If the seller is unable to allocate the opportunity across multiple Clients, Aksia will use a rotation approach, and review the date of each eligible client's most recent offer of a Secondary opportunity. The client with the most time elapsed since its last Secondary offer will be offered the Secondary opportunity. If such client is a Non-Discretionary Advisory Client, Aksia will request the seller's permission to notify the relevant client of the opportunity so that the client will be able to consider submitting a bid on the opportunity. If, however, Aksia has discretionary authority with respect to such client, Aksia will determine whether to submit an offer on the client's behalf. If the relevant client or Aksia, as applicable, chooses not to submit a bid in respect of such Secondary opportunity, then the process will be repeated with the next client based on the time elapsed since the last Secondary offer until a bid is submitted in respect of the opportunity, or all identified clients have been offered the opportunity. If a bid has still not been submitted in respect of such opportunity, the opportunity may then be offered to clients for which Aksia is not expressly contractually obligated to perform Secondary sourcing services but for whom such opportunity may not be consistent with the relevant client's general investment preferences and capabilities. The foregoing allocation policy with respect to Secondaries does not apply to client-sourced opportunities which may be preserved by the client to the extent Aksia is not also allocated or offered the opportunity directly by the manager.

b.  Performance-Based Fees and Side-by-Side Management: While most advisory clients choose to pay fixed or asset-based fees, some pay performance-based fees. In addition, amongst clients paying fixed or asset-based fees, some may pay higher fees than others. These different payment structures may give rise to a potential conflict of interest because Aksia may have an incentive to favor Client accounts that pay Aksia performance-based compensation or higher fees. Aksia is mindful of its obligation to act in the best interests of its advisory clients and has thus adopted policies and procedures designed to mitigate the potential conflicts of interest that relate to the management of multiple accounts, including accounts with differing fee arrangements.

Aksia employs a wide range of investment objectives and strategies for its Clients. These differing objectives and strategies raise potential conflicts of interest. For example, Aksia may evaluate the purchase of an investment opportunity for one Client account while simultaneously evaluating the sale of such opportunity for a different Client.

In specific instances, these differing strategies may result in Aksia buying and selling different securities and instruments within an issuer's capital structure for different Clients. Accordingly, it is possible that one Client may acquire an instrument that is senior in the capital structure of an issuer relative to an instrument for a different Client that is more junior in the capital structure. In certain circumstances, such as if the credit quality of the issuer deteriorates, the Aksia may owe conflicting fiduciary duties to multiple Clients, in that action taken to protect the interest of one set of holders may be detrimental to, or conflict with the interests of, other holders of that issuer's securities or instruments. When the Aksia causes its Clients to take opposite positions with respect to a particular security or investment, or to invest in securities of an issuer with varying seniority in the issuer's capital structure, actions taken by the Aksia for one set of Clients may disadvantage other sets of Clients.

c.  Clients with Affiliated Investment Managers: Given that Aksia's clients are large institutions there are certain circumstances where Aksia may recommend, purchase, or sell for its clients' funds managed by investment managers that are affiliated with, managed or owned by clients of Aksia. Aksia has addressed this potential conflict of interest through the implementation of policies and procedures reasonably designed to ensure that its activities are carried out in compliance with applicable regulatory requirements and in the best interests of clients. For example, if Aksia were to recommend an investment with an investment manager that Aksia knew was affiliated with an Aksia client, Aksia would fully disclose the relationship in its due diligence report. In addition, the potential investment would be subjected to Aksia's extensive due diligence process, which includes multiple layers of review by multiple individuals.

d.  Investing in Securities Recommended to Clients: From time to time, Aksia may form investment vehicles owned by Aksia, its members, its employees and/or its affiliates, that invest (directly or indirectly) in certain Clients to which it provides investment management services (a "GP Commitment"). This arrangement creates a conflict of interest because Aksia or its related persons has an incentive to favor Clients in which it owns a financial interest over its other Clients. Aksia addresses this potential conflict of interest via the implementation of its policies and procedures relating to the allocation of investment opportunities. In addition, certain of Aksia's investment management clients have made seed investments in funds in return for fee savings or revenue participation ("Client Affiliated Managers"). To the extent that investment management clients in which Aksia has made a GP Commitment have made seed investments in funds of Client Affiliated Managers, Aksia will benefit economically from profits earned by such investment management clients, in addition to the fees that Aksia directly earns from its investment management clients. This poses a conflict of interest for Aksia in its recommendations to its clients. To mitigate this conflict, Aksia will disclose its pecuniary interest in such Client Affiliated Managers to its clients and take other steps to maintain Aksia's objectivity. Clients can also instruct Aksia to avoid making investment allocations to Client Affiliated Managers.

e.  Gifts and Business Entertainment, Including Co-Hosting Events: In the ordinary course of business, Aksia personnel may receive and provide gifts and business entertainment. Such gifts and entertainment are strictly monitored by Aksia's compliance team and governed by the respective firm's Compliance Manual and Code of Ethics. In addition, Aksia hosts investor events and roundtables where investment managers may serve as panelists or co-hosts of such events. Aksia does not receive any compensation for such events and co-sponsored events are disclosed to attendees. Aksia attempts to mitigate any potential conflict arising from any manager recommendation by ensuring that all recommended funds undergo full due diligence prior to recommendation.

Securities Ownership of Portfolio Managers

The Portfolio Managers have ownership and financial interests in and may receive compensation and/or variable profit distributions from, the Advisors based on the Advisors' financial performance, such as its overall revenues and profitability. The Portfolio Managers' compensation is not tied to the Fund's performance, except to the extent that the fee paid to the Advisors impacts the Advisors' financial performance. The following table shows the dollar range of equity securities in the Fund beneficially owned by the Advisors' portfolio managers as of March 31, 2025.

NAME	AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES IN THE FUND
R. Matthew Freund	$100,001-$500,000
Joshua Hemley	$100,001-$500,000
Tim Nest	$100,001-$500,000
Eli Pars	$100,001-$500,000

PORTFOLIO TRANSACTIONS

With respect to its Private Credit investments, the Fund generally acquires and disposes of its investments in privately negotiated transactions, it infrequently uses brokers in the normal course of business.

With respect to its liquid alternative investments, subject to policies established by the Fund's Board, the Advisor is primarily responsible for the execution of any traded securities in the Fund's portfolio and the Fund's allocation of brokerage commissions. The Advisor does not expect to execute transactions through any particular broker or dealer but seeks to obtain the best net results for the Fund, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, operations facilities of the firm, and the firm's risk and skill in positioning blocks of securities.

While the Advisor generally seeks reasonably competitive trade execution costs, the Fund will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, the Advisor may select a broker based partly upon brokerage or research services provided to the Advisor and the Fund and any other clients. In return for such services, the Fund may pay a higher commission than other brokers would charge if the Advisor determines in good faith that such commission is reasonable in relation to the services provided.

For the placement of orders for the purchase and sale of certain identified portfolio investments in respect of the portion of the Fund's assets and investments allocated by the Advisor to the Sub-Advisor (e.g., FX transactions, certain publicly traded securities, etc.), the Sub-Advisor may instruct the Advisor, and the Advisor shall place orders for the purchase and sale of such investments, subject to the terms and conditions set forth in the Advisory Agreement and Sub-Advisory Agreement.

Brokerage Commissions Paid

During the period from the commencement of operations on June 8, 2023 through March 31, 2024 and the year ended March 31, 2025, the following amounts of brokerage commissions were paid by the Fund:

FISCAL YEAR	BROKERAGE COMMISSIONS PAID
March 31, 2024	$0
March 31, 2025	$47,073

The Fund did not pay any commissions to affiliated brokers in the fiscal years ended March 31, 2024 and March 31, 2025.

TAXATION OF THE FUND

The following is a general summary of certain additional U.S. federal income tax considerations applicable to the Fund. The discussion below provides general tax information related to an investment in the Fund but does not purport to be a complete description of the U.S. federal income tax consequences applicable to the Fund and does not address any state, local, non-U.S. or other tax consequences. It is based on the Internal Revenue Code of 1986, as amended (the "Code") and U.S. Treasury regulations thereunder and administrative pronouncements, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

The Fund has to elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company ("RIC") under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes as dividends to Shareholders. To qualify as a RIC in any tax year, the Fund must, among other things, satisfy both a source of income test and asset diversification tests. The Fund will qualify as a RIC if (i) at least 90% of the Fund's gross income for such tax year consists of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of shares, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such shares, securities or currencies; and net income derived from interests in "qualified publicly-traded partnerships" (such income, "Qualifying RIC Income"); and (ii) the Fund's holdings are diversified so that, at the end of each quarter of such tax year, (a) at least 50% of the value of the Fund's total assets is represented by cash and cash equivalents, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund's total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund's total assets is invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or (y) in the securities of one or more "qualified publicly-traded partnerships." The Fund's share of income derived from a partnership other than a "qualified publicly-traded partnership" will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by the Fund. A "qualified publicly-traded partnership" is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if (1) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (2) that satisfies certain gross income requirements, but less than 90% of its gross income for the relevant tax year consists of Qualifying RIC Income. The Code provides that the Treasury Department may by regulation exclude from Qualifying RIC Income foreign currency gains that are not directly related to the RIC's principal business of investing in shares or securities (or options and futures with respect to shares or securities). The Fund anticipates that, in general, its foreign currency gains will be directly related to its principal business of investing in shares and securities.

In addition, to maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each tax year dividends of an amount at least equal to 90% of the sum of its "investment company taxable income" and its net tax-exempt interest income, determined without regard to any deduction for dividends paid, to Shareholders (the "90% distribution requirement"). If the Fund qualifies as a RIC and satisfies the 90% distribution requirement, the Fund generally will not be subject to U.S. federal income tax on its "investment company taxable income" and net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes as dividends to Shareholders (including amounts that are reinvested pursuant to the DRP). In general, a RIC's "investment company taxable income" for any tax year is its taxable income, determined without regard to net capital gains and with certain other adjustments. The Fund intends to distribute all or substantially all of its "investment company taxable income," net tax-exempt interest income (if any) and net capital gains on an annual basis. Any taxable income, including any net capital gains that the Fund does not distribute in a timely manner, will be subject to U.S. federal income tax at regular corporate rates.

If the Fund retains any net capital gains for reinvestment, it may elect to treat such capital gains as having been distributed to Shareholders. If the Fund makes such an election, each Shareholder will be required to report its share of such undistributed net capital gains attributed to the Fund as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Fund on such undistributed net capital gains as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly-filed U.S. federal income tax return to the extent that the credit exceeds such liability. In addition, each Shareholder will be entitled to increase the adjusted tax basis of its Shares by the difference between its share of such undistributed net capital gain and the related credit. There can be no assurance that the Fund will make this election if it retains all or a portion of its net capital gain for a tax year.

As a RIC, the Fund will be subject to a nondeductible 4% federal excise tax on certain undistributed amounts for each calendar year (the "4% excise tax"). To avoid the 4% excise tax, the Fund must distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of its capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gains for previous calendar years that were not distributed during those calendar years. For purposes of determining whether the Fund has met this distribution requirement, the Fund will be deemed to have distributed any income or gains previously subject to U.S. federal income tax. Furthermore, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders, of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been paid on December 31 of the calendar year in which the distribution was declared. The Fund generally intends to avoid the imposition of the 4% excise tax, but there can be no assurance in this regard.

If the Fund fails to qualify as a RIC or fails to satisfy the 90% distribution requirement in respect of any tax year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gains, even if such income were distributed, and all distributions out of earnings and profits would be taxed as ordinary dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of certain corporate Shareholders and may be eligible to be qualified dividend income in the case of certain non-corporate Shareholders. In addition, the Fund could be required to pay tax on built-in gainsrecognized within five years after re-qualifying for taxation as a RIC (unless it elects to recognize its net built-in gains at the time of requalification), and, in certain circumstances, make distributions that are subject to interest charges. If the Fund fails to satisfy either the income test or asset diversification test described above, in certain cases, however, the Fund may be able to avoid losing its status as a RIC by timely providing notice of such failure to the IRS, curing such failure and possibly paying an additional tax or penalty.

Some of the investments that the Fund is expected to make, such as investments in debt instruments having market discount and/or treated as issued with original issue discount ("OID"), may cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property. As a result, the Fund may have difficulty meeting the 90% distribution requirement necessary to maintain RIC tax treatment. Because this income will be included in the Fund's investment company taxable income for the tax year it is accrued, the Fund may be required to make a distribution to Shareholders to meet the distribution requirements described above, even though the Fund will not have received any corresponding cash or property. The Fund may be required to borrow money, dispose of other securities or forgo new investment opportunities for this purpose.

There may be uncertainty as to the appropriate treatment of certain of the Fund's investments for U.S. federal income tax purposes. In particular, the Fund expects to invest a portion of its net assets in below investment grade instruments. U.S. federal income tax rules with respect to such instruments are not entirely clear about issues such as whether and to what extent the Fund should recognize interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in connection with the Fund's general intention to distribute sufficient income to qualify for and maintain its treatment as a RIC for U.S. federal income tax purposes, and to minimize the risk that it becomes subject to U.S. federal income or excise tax.

Income received by the Fund from sources outside the United States may be subject to withholding and other taxes imposed by such countries, thereby reducing income available to the Fund. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. The Fund generally intends to conduct its investment activities to minimize the impact of foreign taxation, but there is no guarantee that the Fund will be successful in this regard. The Fund does not expect to be eligible to elect to "pass-through" to

Shareholders the foreign source amount of income deemed earned and the respective amount of foreign taxes paid by the Fund for purposes of the foreign tax credit against federal income tax or deduction of foreign taxes.

The Fund may invest in shares of foreign companies that are classified under the Code as passive foreign investment companies ("PFICs"). In general, a foreign company is considered a PFIC if at least 50% of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. In general under the PFIC rules, an "excess distribution" received with respect to PFIC shares is treated as having been realized ratably over the period during which the Fund held the PFIC shares. The Fund generally will be subject to tax on the portion, if any, of the excess distribution that is allocated to the Fund's holding period in prior tax years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior tax years) even though the Fund distributes the corresponding income to Shareholders. Excess distributions include any gain from the sale of PFIC shares as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.

The Fund may be eligible to elect alternative tax treatment with respect to PFIC shares. Under one such election (i.e., a "QEF" election), the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. Alternatively, the Fund may be able to elect to mark its PFIC shares to market, resulting in any unrealized gains at the Fund's tax year end being treated as though they were recognized and reported as ordinary income. Any mark-to-market losses and any loss from an actual disposition of the PFIC's Shares would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior tax years with respect to shares in the same PFIC.

Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income, gain or loss with respect to PFIC shares, as well as subject the Fund itself to tax on certain income from PFIC shares, the amount that must be distributed to Fund Shareholders, and which will be recognized by Fund Shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC shares. Note that distributions from a PFIC are not eligible for the reduced rate of tax on distributions of "qualified dividend income."

Some of the CLOs in which the Fund may invest may be PFICs, which are generally subject to the tax consequences described above. Investment in certain equity interests of CLOs that are subject to treatment as PFICs for U.S. federal income tax purposes may cause the Fund to recognize income in a tax year in excess of the Fund's distributions from such CLOs, PFICs and the Fund's proceeds from sales or other dispositions of equity interests in other CLOs and other PFICs during that tax year. As a result, the Fund generally would be required to distribute such income to satisfy the distribution requirements applicable to RICs.

If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation ("CFC"), including equity tranche investments and certain debt tranche investments in a CLO treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation of an amount equal to the Fund's pro rata share of the foreign corporation's earnings for such tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution to the Fund during such tax year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a CFC, such as the Fund, regardless of whether a U.S. shareholder has made a QEF election with respect to such CFC. The Fund is generally required to distribute such income in order to satisfy the distribution requirements applicable to RICs, even to the extent the Fund's income from a CFC exceeds the distributions from the CFC and the Fund's proceeds from the sales or other dispositions of CFC stock during that tax year. In general, a foreign corporation will be treated as a CFC for U.S. federal income tax purposes if more than 50% of the shares of the foreign corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A "U.S. Shareholder," for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation.

The functional currency of the Fund, for U.S. federal income tax purposes, is the U.S. dollar. Gains or losses attributable to fluctuations in foreign currency exchange rates that occur between the time a Fund accrues interest income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are respectively characterized as ordinary income or ordinary loss for U.S. federal income tax purposes. Similarly, on the sale of other disposition of certain investments, including debt securities, certain forward contracts, as well as other derivative financial instruments, denominated in a foreign currency, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are generally treated as ordinary gain or loss. These gains and losses, referred to under the Code as "section 988" gains and losses, may increase or decrease the amount of the Fund's investment company taxable income subject to distribution to Fund Shareholders as ordinary income. For example, fluctuations in exchange rates may increase the amount of income that the Fund must distribute to qualify for tax treatment as a RIC and to prevent application of an excise tax on undistributed income. Alternatively, fluctuations in exchange rates may decrease or eliminate income available for distribution. If section 988 losses exceed other investment company taxable income during a tax year, the Fund would not be able to distribute amounts considered dividends for U.S. federal income tax purposes, and any distributions during a tax year made by the Fund before such losses were recognized would be re-characterized as a return of capital to Fund Shareholders for U.S. federal income tax purposes, rather than as ordinary dividend income, and would reduce each Fund Shareholder's tax basis in Fund Shares.

If the Fund utilizes leverage through the issuance of preferred Shares or borrowings, it will be prohibited from declaring a distribution or dividend if it would fail the applicable asset coverage test(s) under the 1940 Act after the payment of such distribution or dividend. In addition, certain covenants in credit facilities or indentures may impose greater restrictions on the Fund's ability to declare and pay dividends on Fund Shares. Limits on the Fund's ability to pay dividends on Fund Shares may prevent the Fund from meeting the distribution requirements described above and, as a result, may affect the Fund's ability to be subject to tax as a RIC or subject the Fund to the 4% excise tax. The Fund endeavors to avoid restrictions on its ability to make distribution payments. If the Fund is precluded from making distributions on Fund Shares because of any applicable asset coverage requirements, the terms of preferred Shares (if any) may provide that any amounts so precluded from being distributed, but required to be distributed by the Fund to enable the Fund to satisfy the distribution requirements that would enable the Fund to be subject to tax as a RIC, will be paid to the holders of preferred Shares as a special distribution. This distribution can be expected to decrease the amount that holders of preferred Shares would be entitled to receive upon redemption or liquidation of such preferred Shares.

Certain of the Fund's investments are expected to be subject to special U.S. federal income tax provisions that may, among other things, (1) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (2) convert lower-taxed long-term capital gains into higher-taxed short-term capital gains or ordinary income, (3) convert an ordinary loss or a deduction into a capital loss, the deductibility of which is more limited, (4) adversely affect when a purchase or sale of shares or securities is deemed to occur, (5) adversely alter the intended characterization of certain complex financial transactions, (6) cause the Fund to recognize income or gain without a corresponding receipt of cash, (7) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (8) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment and (9) produce income that will not constitute Qualifying RIC Income. The application of these rules could cause the Fund to be subject to U.S. federal income tax or the 4% excise tax and, under certain circumstances, could affect the Fund's status as a RIC. The Fund monitors its investments and may make certain tax elections to mitigate the effect of these provisions.

The foregoing discussion is a summary only and is not intended as a substitute for careful tax planning. Potential investors should consult their own tax advisers as to the tax consequences of investing in such Shares, including under state, local and other tax laws.

PROXY VOTING POLICY AND PROXY VOTING RECORD

The Fund has delegated its proxy voting responsibility to the Advisor. A copy of the Advisor's proxy voting policies and procedures is attached as Appendix A.

The Fund shall file an annual report of each proxy voted with respect to portfolio securities of the Fund during the twelve-month period ended June 30 on Form N-PX not later than August 31 of each year. Information on how the Fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 will be available (1) without charge, upon request, by calling 1.888.882.8829; and (2) on the SEC's website at sec.gov.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

As of June 30, 2025, to the best of the Fund's knowledge, the following persons or entities owned of record or were known by the Fund to beneficially own 5% or more of the specified class of the Fund's outstanding Shares:

FUND	REGISTRATION	ACCOUNT SHARE BALANCE PERCENT OF TOTAL SHARES
CALAMOS AKSIA ALT CREDIT & INCOME FD CLA	NATIONAL FINANCIAL SERVICES LLC FOR THE EXCLUSIVE BENEFIT OF OUR CUSTOMERS ATTN MUTUAL FUNDS DEPT 4TH FL 499 WASHINGTON BLVD JERSEY CITY NJ 07310-1995	24,925.224 15.33%
	NATIONAL FINANCIAL SERVICES LLC FOR THE EXCLUSIVE BENEFIT OF OUR CUSTOMERS ATTN MUTUAL FUNDS DEPT 4TH FL 499 WASHINGTON BLVD JERSEY CITY NJ 07310-1995	24,850.895 15.28%
	AXOS CLEARING LLC A C 6616-7849 OMAHA, NE 68118	23,832.221 14.66%
	PERSHING LLC 1 PERSHING PLZ JERSEY CITY NJ 07399-0001	23,551.467 14.48%
	AXOS CLEARING LLC A/C 7005-3209 OMAHA, NE 68118	12,469.590 7.67%
CALAMOS AKSIA ALT CREDIT & INCOME FD CLC	PERSHING LLC 1 PERSHING PLZ JERSEY CITY NJ 07399-0001	16,128.144 22.82%
	PERSHING LLC 1 PERSHING PLZ JERSEY CITY NJ 07399-0001	13,992.758 19.80%
	PERSHING LLC 1 PERSHING PLZ JERSEY CITY NJ 07399-0001	9,372.367 13.26%
	PERSHING LLC 1 PERSHING PLZ JERSEY CITY NJ 07399-0001	7,515.622 10.63%
	PERSHING LLC 1 PERSHING PLZ JERSEY CITY NJ 07399-0001	6,836.295 9.67%
	PERSHING LLC 1 PERSHING PLZ JERSEY CITY NJ 07399-0001	4,866.059 6.88%
	PERSHING LLC 1 PERSHING PLZ JERSEY CITY NJ 07399-0001	4,111.402 5.82%

FUND	REGISTRATION	ACCOUNT SHARE BALANCE PERCENT OF TOTAL SHARES
CALAMOS AKSIA ALT CREDIT & INCOME FD CLI	CHARLES SCHWAB & CO INC 211 MAIN ST SAN FRANCISCO CA 94105-1901	30,003,540.262 49.11%
	STATE OF UTAH SCHOOL AND INSTITUTIONAL TRUST FUNDS OFFICE 310 S MAIN ST STE 1250 SALT LAKE CITY, UT 84101	3,403,797.421 5.57%
CALAMOS AKSIA ALT CREDIT & INCOME FD CLM	CALAMOS INVESTMENTS LLC 2020 CALAMOS COURT NAPERVILLE, IL 60563	3,477.781 100.00%

As of June 30, 2025, the Trustees and officers of the Fund as a group owned:

Class A: 2%

Class C: 5%

Class I: 5%

Class M: 100%

Pursuant to Rule 16a-1(a)(2) of the 1934 Act, John P. Calamos, Sr. may be deemed to have indirect beneficial ownership of Fund Shares held by Calamos Investments, LLC, its subsidiaries, and its parent companies (Calamos Asset Management, Inc. and Calamos Partners LLC, and its parent company, Calamos Family Partners, Inc.) due to his direct or indirect ownership interest in those entities. As a result, these percentages reflect any holdings of those entities in addition to the individual, personal accounts of John P. Calamos, Sr.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

An independent registered public accounting firm for the Fund performs an annual audit of the Fund's financial statements. The Board has engaged Cohen & Company, Ltd., located at 1835 Market St., Suite 310, Philadelphia, PA 19103, to serve as the Fund's independent registered public accounting firm.

LEGAL COUNSEL

The Board has engaged Faegre Drinker Biddle & Reath LLP, located at One Logan Square, Suite 2000, Philadelphia, PA 19103-6996 to serve as the Fund's legal counsel.

DISTRIBUTOR

The Distributor is the distributor of Shares and is located at 2020 Calamos Court, Naperville, IL 60563. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. Pursuant to the Distribution Agreement, the Distributor acts as the agent of the Fund in connection with the continuous offering of Shares of the Fund. The Distributor continually distributes Shares of the Fund on a best efforts basis. The Distributor has no obligation to sell any specific quantity of Shares. The Distributor and its officers have no role in determining the investment policies of the Fund.

ADDITIONAL INFORMATION

A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed on the EDGAR database on the SEC's website at sec.gov. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC's e-mail address (publicinfo@sec.gov).

FINANCIAL STATEMENTS

The financial statements are incorporated unto this Statement of Additional Information by reference to the Fund's most recent annual report to shareholders, which has been audited by Cohen & Company, Ltd., an independent registered public accounting firm, as stated in their report, based on their authority as experts in accounting and auditing. The Fund's annual report can be obtained upon request and without charge by writing to the Fund at Calamos Aksia Alternative Credit and Income Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212, or by calling toll-free 1.888.882.8829.

F-1

APPENDIX A

Proxy Voting Policies and Procedures
Calamos Aksia Alternative Credit and Income Fund
Calamos Aksia Private Equity and Alternatives Fund

Amended: February 20, 2025

Introduction

Calamos1, as an investment adviser to the Advisory Clients (defined below), (including, in the case of Calamos Advisors LLC, the Calamos Aksia Alternative Credit and Income Fund and Calamos Aksia Private Equity and Alternatives Fund2 (collectively "the Funds")), has adopted these proxy voting policies and procedures. They are reasonably designed to ensure that proxies of Advisory Clients are voted in the best interest of such Advisory clients, in accordance with Calamos Advisors' fiduciary duties and Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended. Calamos recognizes the importance of maximizing and protecting the interests of its Advisory Clients through its voting practices.

Voting proxies on behalf of Advisory Clients is established by the advisory contracts or comparable documents between Calamos Advisors and each Advisory Client or otherwise pursuant to the delegation of proxy voting responsibilities by an Advisory Client (subject to the general oversight of such Advisory Client's board of trustees), and our proxy voting guidelines have been tailored to reflect these specific contractual and other obligations.

General Proxy Voting Guidelines

Calamos Advisors' proxy voting guidelines have been developed based on its years of experience with proxy voting and corporate governance issues. These guidelines have been reviewed by various members of Calamos Advisors' organization, including Portfolio Management, Legal, Compliance, and certain other Calamos Advisors' officers. Calamos reviews these proxy voting policies and procedures annually with the Board of Trustees of the Calamos Funds.

While Calamos Advisors has adopted guidelines for voting proxies as summarized below, Calamos Advisors may deviate from the guidelines when it determines that the particular facts and circumstances warrant such deviation to protect the interests of the applicable Advisory Clients. Each proxy and proposal will be considered based on the relevant facts and circumstances. The guidelines below are not intended to be an exhaustive list of all the issues that may arise nor can Calamos Advisors anticipate all future situations. Corporate governance issues are diverse and continually evolving, and Calamos Advisors monitors these changes.

Two of the primary factors Calamos Advisors considers when determining the desirability of investing in a particular company on behalf of an Advisory Client is the quality and depth of that company's management. Accordingly, the recommendation of management on any issue is a factor that Calamos Advisors considers in determining how proxies should be voted. However, Calamos Advisors does not consider recommendations from management to be determinative of Calamos Advisors' voting decision in all cases. As a matter of practice, the votes with respect to most issues are cast in accordance with the recommendation of the company's management. Certain proposals, however, may be considered on their own merits, and Calamos Advisors will not support the position of a company's management in any situation where Calamos Advisors determines that the support of management's position would adversely affect the investment merits of owning that company's shares. To this end, certain types of ballot proposals are reviewed on a case-by-case basis. Such items generally include:

•  Mergers, acquisitions, reincorporation and reorganizations

•  Shareholder rights plans / poison pills

•  Severance compensation packages / golden parachutes

In addition, Calamos Advisors' proxy guidelines will defer to management's recommendations on the election of directors but will consider both meeting attendance and over-boarding when determining its vote.

1  See Appendix A for a complete list of covered entities.

2  Expected to launch as a '40 Act fund in 2Q2025

Responsibility of Calamos Advisors to Vote Proxies

Calamos Advisors has assigned its administrative duties with respect to the proxy analysis and voting decisions to the "Proxy Group" (the Investment Team — research analysts and portfolio management), and administrative processing to its Corporate Actions Group ("Corporate Actions"), members of the Operations Department.

Calamos Advisors utilizes two vendors which provide distinct services relevant to Calamos Advisors' proxy duties. To assist it in analyzing proxies, Calamos Advisors subscribes to a supplementary, unaffiliated, third-party corporate proxy research service, Glass Lewis, which provides in-depth analyses of shareholder meeting agendas and vote recommendations. Glass Lewis facilitates the voting decision of each proxy by applying Calamos Advisors' custom proxy voting guidelines or rules ("custom policies") as described above. Said differently, Glass Lewis analyzes the ballot item and maps a vote for the ballot item based on Calamos Advisors' custom policies.

Calamos Advisors will generally follow its custom policies unless the Proxy Group and/or the Proxy Review Committee3 determines that the Advisory Client's interests are best served by voting otherwise or unless otherwise directed by the Advisory Client.

Calamos Advisors also utilizes two systems owned by Broadridge to monitor and manage the processes associated with proxies: Proxy Edge and Proxy Disclosure. Proxy Edge receives the voting decisions from Glass Lewis and uses it to vote the ballots for Calamos Advisors. Proxy Edge provides the record keeping, voting, account administration and reporting for Calamos Advisors. Proxy Edge feeds meetings, agenda items and related votes by account to Proxy Disclosure which facilitates additional reporting as well as the annual N-PX filing for Calamos Advisors and the Calamos Funds.

Proxy Edge systematically votes shares based on Calamos Advisors' custom policies. Unless a ballot contains a case-by-case proposal, a ballot is systematically voted based on the shares on holding reconciliation date (record date) or as soon as Glass Lewis has applied the Calamos Advisors custom policies to the ballot after that date. Calamos Advisors performs a reconciliation versus shares held at the custodian when the ballot is received by Proxy Edge. The shares from the custodian are continually updated on Proxy Edge based on account trade activity up until the record date.

Any ballot that includes one or more "proposals to be voted on a case-by-case" basis will not be systematically voted. All proposals on this type of ballot are manually voted. Proposals to be voted on a case-by-case basis are sent to the Proxy Group along with the written guidance and other relevant information produced by Glass Lewis to assist with the Proxy Group's analysis. Any named Portfolio Manager for a Calamos Fund or Calamos Advisors strategy may provide the voting instructions to the Proxy Group.

Based on the instruction provided by the Proxy Group, the Corporate Actions Group will process the Calamos Advisors votes on Proxy Edge, and Proxy Edge will then vote each proxy accordingly (unless otherwise directed by an Advisory Client).

Proxies are voted solely in the best interests of Calamos Advisors' clients; namely the Calamos Funds, separate account clients, and where employee benefit plan assets are involved, in the interests of the plan participants and beneficiaries (collectively, "Advisory Clients") that have properly delegated such responsibility to Calamos Advisors.

Corporate Actions is responsible for maintaining oversight of all facets of the proxy process as described above and including:

•  overseeing account administration on both Broadridge systems (Proxy Edge and Proxy Disclosure);

•  identifying potential conflicts of interest and reporting them to the Proxy Review Committee;

•  consulting with the Proxy Group for the relevant portfolio security (and the Proxy Review Committee, if necessary);

•  monitoring proxies to ensure Glass Lewis applies Calamos Advisors' custom policies to the ballot on a timely basis;

•  ensuring proxies that have items to be voted on a case-by-case basis are voted as directed by the Proxy Group or Calamos Advisors' custom policies, as needed;

•  ensuring the voting process is timely;

•  validating meetings by Fund in Proxy Disclosure and reconciling to Proxy Edge data;

•  facilitating a timely filing of Calamos Advisors' and the Funds' annual Form N-PX through Proxy Disclosure; and

•  maintaining proxy voting records.

3  The Proxy Review Committee is comprised of representatives from Portfolio Management (which may include portfolio managers and/or research analysts employed by Calamos), Operations, and advisory, non-voting members from the Legal and Compliance Departments.

Limitations Relating to Proxy Voting

Securities Lending. Certain Advisory Clients may participate in securities lending programs with various counterparties. Upon direction by the Portfolio Manager(s), if prior to record date, Corporate Actions will recall the portfolio securities held on loan to vote proxies on all shares held on the record date. Based on the timing of a Portfolio Manager's direction to recall shares from loan versus the record date of the meeting, there is no guarantee that any such security's shares can be retrieved in time to vote the proxy. The Portfolio Managers seek to balance the economic benefits of continuing to participate in an open securities lending transaction against the inability to vote proxies. As a result, Calamos Advisors generally will not recall portfolio securities to vote proxies.

Securities of Foreign Issuers. In certain foreign jurisdictions, the voting of proxies on portfolio securities may involve additional restrictions that may have an economic impact or cost to the security holder. We believe that in some instances the best interest of Advisory Clients is served by abstaining or not voting such proxies. Examples of issues unique to foreign securities include, but are not limited to, the following

(i)  Share Blocking. In certain non-U.S. jurisdictions, a security holder that votes a proxy is prohibited from selling the security until the meeting for which the proxy has been voted is completed. This period of time may range from days to weeks. Since this blocking of sales prevents the sale of a security regardless of market conditions and developments, Calamos Advisors believes it increases risk. Therefore, it often may be in the best interests of our Advisory Clients not to vote such proxies. Whether we vote such proxies will be determined on a case-by-case basis.

(ii)  Lack of Notice or Information. Foreign regulations do not standardize the notification period for a proxy vote. In some instances, the notice period is so short that Calamos Advisors we cannot research the issues presented. In instances where there is insufficient notice to permit Calamos Advisors to cast a reasoned vote, Calamos Advisors will abstain from voting on particular issues or to not vote at all.

Additional Information Provided by Issuer Before Voting Deadline. Glass Lewis has the ability to alert Calamos Advisors of any updates that were made to its analysis document for each meeting based on issuer feedback. Calamos Advisors must indicate its interest in the issuer meeting for Glass Lewis to know to alert Calamos Advisors of the new information. Calamos Advisors' indication of this interest is a manual process handled by accessing the original analysis document. Corporate Actions has created a process to help ensure Calamos Advisors' interest in certain meetings is properly communicated to Glass Lewis.

Conflicts of Interest

Directors and employees of Calamos Advisors, including the Proxy Group, are sensitive to the possibility that their interests may conflict with the interests of Calamos Advisors' Advisory Clients.

A.  Identification of Conflicts of Interest. Conflicts of interest can arise in situations where:

•  The issuer is a client of Calamos Advisors or its affiliates;

•  The issuer is a vendor whose products or services are material or significant to the business of Calamos Advisors or its affiliates;

•  The issuer is an entity participating, or which may participate, in the distribution of investment products4 advised, sub-advised, administered, or sponsored by Calamos Advisors or its affiliates

•  An employee of Calamos Advisors or its affiliates also serves as a director or officer of the issuer (Calamos Advisors does not generally allow its employees to serve on the board of a public company);

•  A director of Calamos Asset Management, Inc., the sole managing member of Calamos Investments LLC (Calamos Advisors' parent) or a Trustee of the Calamos Funds, also serves as an officer or director of the issuer; or

•  The issuer is a Calamos proprietary product, e.g. a Calamos closed-end fund.

4  e.g., a broker, dealer, investment adviser, or bank.

•  In the event of Rule 12d1-4 conflicts, a Calamos Fund and its affiliates must vote their respective securities in a non-Calamos "Acquired" Fund in the same proportion as the vote of all other holders of such securities under certain circumstances.5

Even while a proxy may involve an entity with which a relationship exists, generally the matters put to vote do not cause a conflict of interest between Calamos Advisors and its Advisory Clients.

Potential conflicts of interest are identified based upon analyses of client, broker and vendor lists, information periodically gathered from directors and officers, and information derived from other sources, including public filings relative to the matters for which the Company is seeking shareholder approval.

B.  Resolution of Conflicts of Interest. Calamos Advisors will generally apply its custom policies to proxy matters regardless of whether a conflict has been identified. However, where a conflict has been identified, the Proxy Group will refer the matter, along with the recommended course of action (based on Calamos Advisors' custom policies), if any, to the Proxy Review Committee6 for evaluation. The Proxy Review Committee will independently review such proxies, determine the appropriate action to be taken which in limited circumstances includes sending the proxy directly to the relevant Advisory Clients for approval, along with a recommendation regarding the vote. To the extent the shares have been systematically voted and the Proxy Committee decides to vote differently than its custom policies, Corporate Actions will manually change the vote within Proxy Edge so long as the vote deadline has not already passed. In cases where the vote deadline has already passed, such vote cannot be changed.

C.  Records of Corporate Actions. Corporate Actions with a representative from Legal will prepare a Conflicts Report for each situation where a conflict of interest is identified. The Conflict Report (1) describes any conflict of interest; (2) discusses the procedures used to address such conflict of interest; and (3) discloses any contacts from parties outside Calamos Advisors (other than routine communications from proxy solicitors) with respect to the proposal not otherwise reported. The Conflicts Report will also include written confirmation that any recommendation provided was made solely on the investment merits in the best interests of Advisory Clients and without regard to any other consideration.

Record Retention and Disclosure

A.  Record Retention. Calamos Advisors shall be responsible for collecting and maintaining proxy related information on each vote cast as required by applicable law. Such information shall include (i) the name of the shareholder whose proxy is being voted; (ii) the name of the company; (iii) the exchange ticker symbols of the company; (iv) Security Identifier; (v) proxy statements; (vi) shareholder meeting date; (vii) brief identification of the matter voted on; (viii) whether the matter was proposed by the company or by a security holder; (ix) whether a vote was cast on the matter; (x) how the vote was cast (e.g., for or against proposal, or abstained, for or withheld regarding election of directors); (xi) whether the vote was cast for or against management; (xii) Conflicts Reports; and (xiii) any information created by Calamos Advisors or a third party needed by the Committee to make a voting determination. The above information shall be maintained in an easily accessible place for a period of not less than six years from the end of the fiscal year in which the information was created, with the first two years in an appropriate office of Calamos Advisors unless record retention is outsourced.

B.  Disclosure. Calamos Advisors shall be responsible for appropriately disclosing proxy voting information, including these policies and procedures, the voting guidelines and the voting records as may be required by applicable law. Corporate Actions, in conjunction with Legal will file all required SEC Forms N-PX, on a timely basis with respect to itself and its investment company clients, disclose that its proxy voting record is available on the web site, and will make available the information disclosed in its investment company clients' Forms N-PX as soon as is reasonable practicable after filing such Forms N-PX with the SEC, and will, upon request, furnish a copy of the proxy policies and procedures to any requesting Advisory Client. Corporate Actions, in conjunction with Legal will ensure that all required disclosure about proxy voting of the investment company clients is made in such clients' financial statements and disclosure documents.

5  To the extent a Calamos Fund and its affiliates in the aggregate hold more than 25% of outstanding voting securities of a non-Calamos Acquired fund that is a registered open-end fund or unit investment trust as a result of a decrease in the outstanding voting securities of the non-Calamos fund or the Calamos Fund and its affiliates in the aggregate hold more than 10% of the outstanding voting securities of a non-Calamos Closed-end fund or business development company, the Calamos Fund and its affiliates must mirror or echo vote (i.e., vote their respective securities in the same proportion as the vote of all other holders of such securities; provided, however, that in circumstances where all holders of the outstanding voting securities of the Acquired Fund are required to mirror or echo vote, the Calamos Fund and its affiliates will seek instructions from shareholders with regard to the voting of all proxies with respect to such Acquired Fund and vote such proxies only in accordance with such instructions. See also Procedures for Compliance with Section 12(d)(1), Related Rules and Exemptive Orders.

Calamos Advisors' Reports to the Calamos Funds' Boards and Non-Investment Company Advisory Clients

Corporate Actions shall provide proxy information to each Board of Trustees of the Calamos Funds as such Boards may request from time to time.

For non-investment company Advisory Clients of Calamos Advisors, Corporate Actions shall appropriately respond in writing to all written client requests for information on how it voted on behalf of the client. Such written request along with the written response shall be maintained in an easily accessible place for a period of not less than five years from the end of the fiscal year, with the first two years in an appropriate office of Calamos Advisors.

Appendix A—In-Scope Entities

This policy pertains to the entities listed in the following tables.

Companies

Company Name	Description
Calamos Advisors LLC	U.S. Investment Adviser

Table 1—List of In-Scope Companies

Closed-End Fund Name
Calamos Aksia Alternative Credit and Income Fund
Calamos Aksia Private Equity and Alternatives Fund

Table 2—List of In-Scope U.S. Funds

Revision Date

Date
Adopted: September 5, 2023
Amended: November 21, 2024
Amended: February 20, 2025

Table 3—List of Revision Dates for Policy

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

The Registrant’s Financial Statements and the report of the Registrant’s independent public accounting firm included in the Registrant’s annual report for the fiscal period ended March 31, 2025, are incorporated by reference into Parts A and B of this Registration Statement.

(2)	Exhibits:

	(a)	(1)	Certificate of Trust (1).
		(2)	Declaration of Trust (1).
		(3)	Amended and Restated Agreement and Declaration of Trust (2).

(b)	Bylaws (2).
(c)	Not applicable.
(d)	Multiple Class Plan Pursuant to Rule 18f-3 (3).
(e)	Dividend Reinvestment Plan (6).
(f)	Not applicable.

(g)	(1)	Investment Advisory Agreement between the Registrant and Advisor (3).
	(2)	Sub-Advisory Agreement between the Registrant, Advisor, and Sub-Advisor (3).

(h)	(1)	Distribution Agreement between the Registrant and Calamos Financial Services LLC (2).
	(2)	Distribution and Shareholder Services Plan (2).

(i)	Not applicable.
(j)	Custodian Agreement (2).
(k)	Expense Limitation and Reimbursement Agreement (4).

(l)	(1)	Opinion and Consent of Faegre Drinker Biddle & Reath LLP (5).
(l)	(2)	Consent of Faegre Drinker Biddle & Reath LLP (6)

(m)	Not applicable.
(n)	Consent of Independent Registered Public Accounting Firm (6).
(o)	Not applicable.

(p)	(1)	Form of Subscription Agreement (2).

(q)	Not applicable.

(r)	(1)	Code of Ethics of the Registrant (6).
	(2)	Code of Ethics of the Advisor and the Distributor (6).
	(3)	Code of Ethics of the Sub-Advisor (6).

(s)
	(1)	Powers of Attorney (6).

(1)	Incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-266053, filed on July 7, 2022.
(2)	Incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-266053, filed on March 2, 2023.
(3)	Incorporated by reference from Registrant’s Registration Statement on Form N-2, SEC File No. 333-266053, filed on May 8, 2023.
(4)	Incorporated by reference from Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-266053, filed on May 25, 2023.
(5)	Incorporated by reference from Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, SEC File No. 333-266053, filed on July 24, 2024.
(6)	Filed herewith.

Item 26. Marketing Arrangements

Reference is made to the Distribution Agreement, which is included as Exhibit (2)(h)(1) hereto.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with the Registrant

Calamos Aksia Alternative Credit and Income Fund Sub 1, LLC (“Sub 1”), Calamos Aksia Alternative Credit and Income Fund Sub 2 (“Sub 2”), Calamos Aksia Alternative Credit and Income Fund Sub 3, LLC (“Sub 3”), Calamos Aksia Alternative Credit and Income Fund Sub 3-A (“Sub 3-A”), Calamos Aksia Alternative Credit and Income Fund Sub 4, LLC (“Sub 4”) and Calamos Aksia Alternative Credit and Income Fund Sub 4-A, LLC (“Sub 4-A”) are each wholly-owned subsidiaries of the Registrant (each, a “Subsidiary”). Sub 1, Sub 3, Sub 3-A, Sub 4 and Sub 4-A are each Delaware limited liability companies. Sub 2 is a Cayman Islands exempted limited company. The Advisor was formed under the laws of the State of Delaware. Additional information regarding the Advisor is set out in its Form ADV, as filed with the Securities and Exchange Commission (File No. 801-29688).

Item 29. Number of Holder of Securities

Set forth below is the number of holders of securities of the Registrant as of June 30, 2025:

Title of Class	Number of Record Holders
Shares of Beneficial Interest, Class A	31
Shares of Beneficial Interest, Class C	12
Shares of Beneficial Interest, Class I	2,505
Shares of Beneficial Interest, Class M	1

Item 30. Indemnification

Reference is made to Article 5.2 of the Registrant’s Amended and Restated Agreement and Declaration of Trust filed as Exhibit (2)(a)(3) to this Registration Statement (the “Declaration of Trust”). Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to the Advisor, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by the Advisors, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the Advisors, officers or controlling persons, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, so long as the interpretation of Sections 17(h) and 17(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), contained in that release remains in effect. The Registrant, in conjunction with the Advisors and the Registrant’s Board of Trustees, maintains insurance on behalf of any person who is or was an Independent Trustee, officer, employee, or agent of the Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

Item 31. Business and Other Connections of Investment Advisor

The Advisor serves as the investment advisor to the Registrant and is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which the Advisor, and its executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in the Advisor’s Form ADV (File No. 801-29688), as filed with the SEC and incorporated herein by reference.

The Sub-Advisor serves as the investment sub-advisor to the Registrant and is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which the Sub-Advisor, and its executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in the Sub-Advisor’s Form ADV (File No. 801-67661), as filed with the SEC and incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the office of the Registrant’s administrator, UMB Fund Services, Inc., and custodian, UMB Bank, n.a., except for certain transfer agency records which are maintained by UMB Fund Services, Inc.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1)	The Registrant hereby undertakes to suspend the offering of its Shares until it amends its prospectus if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)	that, for the purpose of determining liability under the Securities Act to any purchaser:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	Not applicable.

(5)	Not applicable.

(6)	Not applicable.

(7)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933, as amended, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naperville and State of Illinois on the 25th day of July, 2025.

CALAMOS AKSIA ALTERNATIVE CREDIT AND INCOME FUND

(A Delaware statutory trust)

By:	/s/ Daniel Dufresne
Daniel Dufresne
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel Dufresne	President and Principal Executive Officer	July 25, 2025

Daniel Dufresne

/s/ Thomas E. Herman	Chief Financial Officer and Principal Financial Officer	July 25, 2025

Thomas E. Herman

*John S. Koudounis	Trustee	July 25, 2025

John S. Koudounis

*Jim Vos	Trustee	July 25, 2025

Jim Vos

*Bjorn Forfang	Trustee	July 25, 2025

Bjorn Forfang

*Sharmila Kassam	Trustee	July 25, 2025

Sharmila Kassam

*John E. Neal	Trustee	July 25, 2025

John E. Neal

*By	/s/ Daniel Dufresne
Daniel Dufresne
Attorney-in-Fact pursuant to Powers of Attorney

Exhibit Index

(e)	Dividend Reinvestment Plan

(l)(2)	Consent of Faegre Drinker Biddle & Reath LLP

(n)	Consent of Independent Registered Public Accounting Firm

(r.1)	Code of Ethics of the Registrant

(r.2)	Code of Ethics of the Advisor and the Distributor

(r.3)	Code of Ethics of the Sub-Advisor

(s)	Powers of Attorney